Exhibit 99.1

Pembina Pipeline Corporation

•	Notice of 2018 annual meeting of shareholders
•	Management information circular

March 16, 2018

WHAT’S INSIDE

Letter to shareholders	inside front cover
Notice of meeting	1
Management information circular	2
1. About voting	3
2. Business of the meeting	6
3. About the nominated directors	8
4. Governance	21
5. Compensation discussion & analysis	42
6. Other information	87

Letter to shareholders

Dear fellow shareholders,

Pembina’s board of directors is pleased to present our 2018 management information circular. 2017 saw the culmination of a multi-year growth strategy and the successful acquisition of Veresen Inc. (Veresen), two milestone events that have transformed Pembina into a leading North American energy infrastructure company, and positioned the company for continued growth and enduring shareholder value creation.

Despite lingering uncertainty and volatility in the broader energy sector this year, Pembina sustained strong operational and financial performance in 2017, successfully placed over $5 billion of projects into service, and progressed its portfolio of growth projects. It also increased its dividend while reducing the risk profile of the business, and maintained an unwavering commitment to safety and to the communities it operates in.

As Pembina becomes a larger, more diverse company, the board will continue to evolve in alignment with the company’s direction and strategy. We regularly assess the board, its committees and its directors, seek out potential directors with new and complementary skills, and increase the board’s diversity of geography, skillset and gender. In 2017, we welcomed Mr. Doug Arnell, Ms. Maureen Howe and Mr. Henry Sykes to the board. These directors were on Veresen’s board and were appointed to Pembina’s board with the closing of the Veresen acquisition on October 2, 2017. Each of them brings unique skills, experience and qualifications that complement our current directors. They also offer valuable historical knowledge of the assets and entities that we acquired, which will help ensure continuity and the smooth integration of the new business.

Lorne Gordon will retire from the board at this year’s annual meeting, after serving more than 20 years as a director, including 17 years as Chairman of the Board from 1997 to 2014. Pembina has benefited greatly from Lorne’s experience, wisdom and counsel throughout its history as a public company. On behalf of the board, management and our shareholders, I thank Lorne for his service and wish him all the best in the future.

This is a time of rapid change for the industry and particularly for Pembina. Now, more than ever, it’s important to maintain the highest standards of corporate governance and stewardship in all facets of our business. We are proud to report that we had near-perfect attendance from our directors at board, committee and shareholders’ meetings in 2017, demonstrating their commitment to supporting the company. I remain pleased with the effectiveness of the board and the contributions of each member in stewarding your investment in Pembina.

We recognize that we have a responsibility to work with our communities and protect the environment – which is why the board supports management’s plan to develop Pembina’s first corporate social responsibility report to be released in 2018. We believe this will bring greater transparency to Pembina’s social and environmental performance, showcasing the positive impact made by our ongoing initiatives as well as where and how we plan to improve.

Finally, on behalf of the board, I would like to thank my fellow directors for their ongoing role in Pembina’s success. I would also like to acknowledge the strong leadership of our management team and their dedication to creating a leading North American energy infrastructure company. Together the board and management, with the support of our many stakeholders, are committed to ‘Building Something Extraordinary’. To Pembina’s employees, thank you for working tirelessly to help deliver record financial and operational results year after year. And finally, on behalf of the board, I would like to thank you, our shareholders. We are very grateful that you have trusted us with your investments and we remain committed to working diligently on your behalf. The board and management invite you to our annual meeting on May 4 to have your say.

Sincerely,

Randall (Randy) Findlay

Chair of the Board

Notice of our 2018 annual meeting

You are invited to our 2018 annual meeting (the meeting) of shareholders:

When	May 4, 2018
2:00 p.m. (Mountain time)

Where	Telus Convention Centre – Macleod Hall CD
120-9th Avenue SW
Calgary, Alberta

We will cover five items of business – see Business of the meeting in our 2018 management information circular:

1.	Receive our 2017 consolidated financial statements and the auditors’ report thereon
2.	Vote on electing the directors
3.	Vote on appointing the auditors
4.	Vote on our approach to executive compensation
5.	Vote on any other business that properly comes before the meeting

Your vote is important

Our 2018 management information circular includes important information about the meeting and the voting process. Please read it carefully before you vote.

We mailed you a copy of our 2017 consolidated financial statements and the auditors’ report if you asked us to (in accordance with corporate and securities laws). You can also find a copy of our financial statements on our website (www.pembina.com), on SEDAR (www.sedar.com) and on EDGAR (www.sec.gov).

We will have a live webcast of the annual meeting on our website if you cannot attend the meeting in person.

By order of the board,

"Chris Scherman"

Chris Scherman

Corporate Secretary

Pembina Pipeline Corporation

Calgary, Alberta

March 16, 2018

Where to get a copy of the 2018 management information circular

If you are a registered shareholder or you have given us instructions to send you printed documents, your management information circular is attached to this notice.

We use the notice and access model to deliver meeting materials (this notice and the management information circular) to beneficial holders of our common shares. Notice and access is a set of rules developed by the Canadian Securities Administrators that allows companies to post meeting materials online, reducing paper and mailing costs.

If you are a beneficial shareholder, you can view the management information circular at:

www.sedar.com, or

www.pembina.com/Investor-Centre/shareholder-information/

If you would like us to mail you a paper copy of the management information circular instead, please contact us:

•	online:	www.pembina.com/Investor-Centre/Shareholder-information
•	by phone:	1-855-880-7404
•	by email:	investor-relations@pembina.com

We will send it free of charge, but we need your request at least five days before the proxy deposit date listed on the attached voting instruction form, and within one year of filing the information circular on SEDAR.

How to vote

If you are a beneficial shareholder, complete and return your voting instruction form at least one business day before the proxy deposit date of May 2, 2018 at 2:00 p.m. Mountain Time, or as listed on the attached voting instruction form. You cannot vote by returning this notice.

Send your voting instruction to us:

•	online:	www.proxyvote.com
•	by phone:	1-800-474-7493 (English)
1-800-474-7501 (French)
1-800-454-8683 (United States)
•	by fax:	905-507-7793
•	by mail:	Data Processing Centre
PO Box 2800 STN LCD Malton
Mississauga ON L5T 2T7

If you have questions about notice and access, call us toll-free at 1-855-880-7404.

Pembina Pipeline Corporation • Management information circular	1

Management information circular

You have received this document because you owned Pembina common shares on March 16, 2018 (the record date) and are entitled to vote at our 2018 annual meeting of shareholders, which will be held in Calgary, Alberta on May 4, 2018, or at a reconvened meeting if the meeting is postponed or adjourned.

All information in this circular is as of March 16, 2018 and all dollar amounts are in Canadian dollars, unless we note otherwise.

Contact us at the address or telephone number above for a copy of our financial statements and management’s discussion and analysis (MD&A) for the year ended December 31, 2017. You will find financial information about Pembina in our comparative annual financial statements and MD&A for our most recently completed financial year. You can also find these documents and other important information about Pembina on our website (www.pembina.com), on SEDAR (www.sedar.com) and on EDGAR (www.sec.gov).

In this document

•	annual meeting or meeting means the annual meeting of shareholders to be held on May 4, 2018
•	you and your mean holders of Pembina common shares
•	we, us, our, Pembina and the company mean Pembina Pipeline Corporation and our consolidated subsidiaries
•	shares, common shares and Pembina shares mean Pembina common shares
•	circular means this management information circular
•	board means Pembina’s board of directors

Our principal corporate and
registered office

Pembina Pipeline Corporation

4000, 585 – 8th Avenue S.W.

Calgary, Alberta

T2P 1G1

T. 403.231.7500

F. 403.237.0254

This circular contains forward-looking statements and information that are based on our current expectations, estimates, projections and assumptions in light of experience and our perception of historic trends. These statements involve known and unknown risks, and actual results may differ materially from those expressed or implied by these forward-looking statements. In particular, this circular contains forward-looking statements about planned changes to compensation, succession plans, corporate strategy and projects. Please see Forward-Looking Statements & Information in the MD&A for more information about assumptions and risks involved in making the forward-looking statements. These statements are made only as of the date of this circular. Pembina does not undertake any obligation to publicly update or revise any forward-looking statements, except as required by law.

In this circular, we also use certain financial measures that are not defined by generally accepted accounting practices (GAAP). Please see About non-GAAP measures on page 87 for more information about these measures and why they are used.

2017 awards and achievements

•	2018 Canada’s Top 100 Employers by Canada’s Top 100
•	2017 Alberta’s Top 70 Employers by Canada’s Top 100
•	2017 Western Canada General Counsel of the Year (Harry Andersen) by National Post and ZSA Legal Recruitment
•	2017 Canada’s Top 40 Under 40 (Scott Burrows, Pembina’s CFO)
•	2017 Oilweek Rising Stars (Kevin Jagger, leader of petrochemical development at Pembina)
•	Hinton, Alberta Corporate Citizen of the Year
•	Company-wide contribution to the United Way of $3,389,526

Pembina Pipeline Corporation • Management information circular	2

1. About voting

Who can vote

You can vote at our annual meeting if you held Pembina common shares at the close of business on March 16, 2018, even if you sold your shares after this date.

You are not allowed to vote if you acquired your shares after the record date, unless you ask us to include your name in the list of voting shareholders at least two days before the meeting (or later if the chair of the meeting allows it), and provide adequate evidence that you own the common shares.

Shareholders are entitled to one vote per common share they hold on a poll vote or ballot at the meeting. If a poll vote is not completed, all votes will be decided by a show of hands, with every eligible person present entitled to one vote.

Quorum

According to our by-laws, we must have at least two persons present, holding or representing at least 25 percent of our outstanding common shares, for the meeting to proceed. Otherwise, the meeting will be adjourned to a set time and place and no business will be transacted.

About voting results

We will post the voting results on our website (www.pembina.com) and file them on SEDAR (www.sedar.com) and EDGAR (www.sec.gov) as soon as possible following the meeting.

We are authorized to issue an unlimited number of common shares. As at March 16, 2018, we had 503,370,826 common shares issued and outstanding. Our outstanding common shares are listed and trade on the Toronto Stock Exchange (TSX: PPL) and the New York Stock Exchange (NYSE: PBA).

To the best of the knowledge of the company’s directors and officers, no person beneficially owns, or controls or directs, directly or indirectly, more than 10 percent of our common shares.

Proxy solicitation

Management is soliciting your proxy for the meeting. Management may use the service of external proxy solicitors and you may be contacted by Pembina employees or an external proxy solicitor, by mail, by telephone or by personal interview. This year, Kingsdale Advisors is providing governance, strategic shareholder advisory and potential proxy solicitation services. We have paid them approximately $33,000 for this work. Pembina will pay all costs related to producing and mailing this circular and other meeting materials, and for soliciting your proxy.

Where to go with questions

If you have any questions about the meeting or need help voting your shares, please contact our investor relations group at:

•    1-855-880-7404

•    investor-relations@pembina.com

How to vote

You can vote your common shares by proxy (by appointing someone – a proxyholder – to represent you), or by attending the meeting and voting in person. The rules for voting depend on whether you are a registered shareholder or a beneficial shareholder.

Registered shareholders

You are a registered shareholder if you have share certificates registered in your name. Registered holders can vote their shares in person at the meeting or by proxy.

Registered shareholders can vote by proxy in one of three ways:

•	using a touchtone phone (call 1.866.732.VOTE (8683) toll-free and follow the instructions). You will need to enter your 15-digit control number (located on the bottom left corner of the first page of the form of proxy) to identify yourself as a shareholder on the telephone voting system;
•	over the internet by going to www.investorvote.com. You will need to enter your 15-digit control number (located on the bottom left corner of the first page of the form of proxy) to identify yourself as a shareholder on the voting website; or
•	by mail by completing the enclosed proxy form, signing and dating it and returning it in the enclosed envelope.

Computershare Trust Company of Canada (Computershare) is our transfer agent. Computershare must receive your completed proxy form at least 48 hours before the meeting (not including Saturdays, Sundays or holidays). The chair of the meeting can waive or extend the time limit for receiving proxy forms without notice, at his or her discretion.

Pembina Pipeline Corporation • Management information circular	3

Beneficial shareholders

You are a beneficial shareholder if your shares are registered in the name of a nominee, like your bank, trust company, securities broker, trustee or other institution. The majority of our common shares are held by beneficial shareholders.

If you are a beneficial shareholder, you must send your voting instructions to your nominee who will vote for you. You will receive a request for voting instructions for the number of shares held for your benefit. Follow the instructions on the voting instruction form and send your voting instructions to your nominee. If you are a beneficial shareholder, you will likely have an earlier deadline for the return of your voting instructions, so be sure to send them right away to allow enough time for your nominee to receive the information and then send it to Pembina before the proxy cut-off.

Most nominees delegate responsibility for obtaining voting instructions from their clients to Broadridge Financial Solutions Inc. (Broadridge). Broadridge usually mails a scannable voting instruction form that is to be completed and returned to them by mail or fax. You can also call a toll-free phone number or access Broadridge’s dedicated voting website to submit your voting instructions. Broadridge tabulates the results of all the instructions it receives and presents this information at the meeting.

If you received voting materials from a company other than Broadridge, you need to complete and return the form following the instructions they have provided.

We use Broadridge to send proxy-related materials to non-objecting beneficial owners of our common shares. We intend to pay for intermediaries to deliver proxy-related materials to objecting beneficial owners of our common shares.

If you want to attend the meeting and vote your shares in person, print your own name as the proxyholder on the proxy or voting instruction form and return it in the envelope provided or as otherwise instructed on any voting instruction form. Do not complete the rest of the form or mark your voting instructions on the form, because your vote will be taken at the meeting.

Kingsdale Advisors may contact beneficial Pembina shareholders to assist them with conveniently voting their shares directly over the phone, using the Broadridge QuickVote™ service if available.

About your proxyholder

The officers named on the proxy form have agreed to serve as your proxyholder and will vote your shares according to your instructions. If you do not specify your voting instructions, they will vote your shares for each item of business at the meeting.

You have the right to appoint someone else to be your proxyholder and act on your behalf at the meeting. The person you appoint does not have to be a Pembina shareholder. Simply print his or her name in the blank space provided on the enclosed proxy form, or use the internet (www.investorvote.com).

Pembina Pipeline Corporation • Management information circular	4

Your proxyholder must vote (or withhold from voting) your shares according to your instructions. If you appoint someone else to be your proxyholder and do not give them specific voting instructions, they can vote as they see fit using their best judgment.

If there are changes to the items of business or other matters that are properly brought before the meeting, your proxyholder can use their discretion and vote as they see fit. As of the date of this document, we do not anticipate any changes or other matters to be brought before the meeting.

Changing your vote

If you are a registered shareholder, you can revoke a proxy form you previously submitted by sending us a revocation notice in writing from you, or an attorney you have given written authorization to. If the shareholder is a corporation, the change must be made under the corporation’s corporate seal or by an authorized officer or attorney. The written notice must be delivered to our head office before 4:30 p.m. (Mountain time) on the last business day before the meeting, or to the chair of the meeting before the start of the meeting. You can also revoke your proxy in any other way the law allows.

If you are a beneficial shareholder, you may revoke voting instructions you previously submitted. If you wish to revoke your voting instructions, contact your nominee to revoke your voting instructions.

Shareholder proposals

If you want to present a shareholder proposal at our 2019 annual general meeting, you must submit it by

February 3, 2019 to be considered for inclusion in next year’s management information circular.

Send your shareholder proposal to:

Corporate Secretary

Pembina Pipeline Corporation

4000, 585 – 8th Avenue S.W.

Calgary, Alberta

T2P 1G1

Pembina Pipeline Corporation • Management information circular	5

2. Business of the meeting

Our 2018 annual meeting of shareholders will cover five items of business:

1.	Receive our financial statements and auditors’ report

You have received our consolidated financial statements for the year ended December 31, 2017 and the auditors’ report, which are included in our 2017 annual report, if you requested a copy. Copies will be available at the meeting, and on our website (www.pembina.com), SEDAR (www.sedar.com) and EDGAR (www.sec.gov), or you can request a copy from our Investor Relations department.

Our policy on majority voting

Each director must receive a majority of the votes cast for their election, or they must resign immediately following the meeting.

The governance and nominating committee will consider the resignation and recommend to the board the action to be taken. The director does not participate in these discussions.

The board will consider the committee’s recommendation and, within 90 days of the meeting, will accept the resignation unless there are exceptional circumstances. It will announce this decision in a news release.

If the board accepts the resignation, it can appoint a new director, call a meeting of shareholders to vote for other candidates or leave the position vacant until the next annual meeting (if corporate law allows).

Our majority voting policy does not apply if a director election is contested.

2.	Elect the directors

Our articles state that the board must have between five and 13 directors. This year, 12 directors are nominated for election to the board.

• Randall J. Findlay (chair) • Anne-Marie N. Ainsworth • Douglas J. Arnell • Michael H. Dilger • Maureen E. Howe • Gordon J. Kerr	• David M.B. LeGresley • Robert B. Michaleski • Leslie A. O’Donoghue • Bruce D. Rubin • Jeffrey T. Smith • Henry W. Sykes

All of the nominated directors currently serve on our board. The director profiles starting on page 9 give you detailed information about their skills and experience, their 2017 attendance record and votes received at our 2017 annual meeting, share ownership and other public company directorships.

Directors will serve until the next annual meeting, or until their successors are elected or appointed.

The proxy form allows you to vote for all of the nominated directors, vote for some of them and withhold your vote for others, or withhold your vote for all of them. Unless instructed otherwise, the Pembina officers named in the proxy form will vote for all of our nominated directors.

3.	Appoint our auditors

You will vote on appointing our external auditors. The audit committee and the board propose that KPMG LLP (KPMG), Chartered Professional Accountants be appointed as auditors and serve until the next annual meeting. The audit committee will recommend KPMG’s compensation to the board for its review and approval.

KPMG have been Pembina’s auditors since September 1997. The table below shows the fees billed by KPMG for the fiscal years ended December 31, 2016 and 2017.

Pembina Pipeline Corporation • Management information circular	6

	2016 ($)	2017 ($)

Audit fees

Fees for auditing our annual financial statements, reviewing our quarterly financial statements, and services related to statutory and regulatory filings. 2017 fees include additional expenses for our base shelf prospectuses, pricing supplements relating to the sale and issue of Series 8 and 9 Medium Term Notes, prospectus supplement relating to the offering of Series 21 Class A Preferred Shares, the Veresen information circular and Pembina’s business acquisition report relating to the Veresen acquisition. 2016 fees included additional expenses for prospectus supplements relating to the offerings of Series 11 and Series 13 Class A preferred shares and common shares and pricing supplements relating to the sale and issue of medium term notes, and associated French translations.

	2,067,100	2,739,500
Audit-related fees Fees for assurance and related services that are not related to the audit or review of our financial statements, including French translations for statutory and regulatory filings for 2017, reasonably related to the performance of the audit or review of Pembina’s financial statements and not reported under "Audit fees". Both years also included fees for the pension plan audit.	30,000	114,900
Tax fees Fees for tax compliance of $74,350 (2016: $190,050) and tax advice and tax planning of $362,900 (2016: $449,868) provided by the auditors’ tax division. These fees were for non-audit tax services. In addition to the 2017 fees stated above, KPMG billed $108,040 in 2018 prior to the date hereof. 2016 and 2017 fees included tax consultation and compliance fees incurred for preparing and filing tax returns for our subsidiaries.	639,918	437,250
All other fees Fees for other products and services provided by the auditors not described above.	-	-
Total fees	2,737,018	3,291,650

The board recommends you vote for appointing KPMG as our auditors until the close of our next annual meeting of shareholders. Unless instructed otherwise, the Pembina officers named in the proxy form will vote for the appointment of KPMG LLP as our auditors.

4.	Vote on our approach to executive compensation

You will vote on our approach to executive compensation.

Say on pay votes In 2017, our executive compensation approach was supported by 96.29% of our shareholders votes on our say on pay resolution.

A key principle underlying executive compensation at Pembina is ‘pay for performance’. We believe that linking compensation to strategy and corporate performance helps us attract and retain excellent people and motivates them to focus on our success. You will find a detailed discussion of our executive compensation program beginning on page 53 of this circular.

The board gives shareholders the opportunity every year to vote for or against our approach to executive compensation (to have a say on pay). This is an advisory vote, so the results will not be binding on the board. The board will, however, consider the outcome of the vote as part of its ongoing review of executive compensation.

You will be asked to consider, and if deemed advisable, approve the following non-binding resolution:

RESOLVED, on an advisory basis and not to diminish the role and responsibilities of the board of directors of Pembina Pipeline Corporation (Pembina), that the shareholders of Pembina (shareholders) accept the approach to executive compensation disclosed in Pembina’s management information circular delivered in advance of the 2018 annual meeting of shareholders.

This resolution conforms to the language of the resolution recommended by the Canadian Coalition for Good Governance. The board recommends you vote for this resolution. Unless instructed otherwise, the Pembina officers named in the proxy form will vote for our approach to executive compensation as described in this circular.

5.	Other business

You (or your proxyholder) will vote on any other items of business that may be properly brought before the meeting. As of the date of this circular, we are not aware of any other matters to be brought before the meeting.

Pembina Pipeline Corporation • Management information circular	7

3.	About the nominated directors

To ensure strong stewardship, the board needs to operate independently, have a prudent mix of relevant skills and experience, including industry knowledge and experience, a mix of age ranges and tenure, sufficiently diverse opinions to support balanced discussion and debate, and a manageable board size to facilitate productive discussion and decision-making.

We believe this year’s group of 12 nominated directors meets all of these requirements.

Three of the nominated directors are new to the board since the last shareholders’ meeting: Mr. Arnell, Ms. Howe and Mr. Sykes were appointed on October 2, 2017, when the acquisition of Veresen closed. Their skills, experience and qualifications add depth to the board. As former directors of Veresen, they also have valuable historical knowledge that will provide continuity and help smooth the integration of the new business.

The profiles on the following pages tell you about each nominated director’s background and experience, independence, meeting attendance, share ownership, other public company boards they serve on, and voting results from our 2017 annual meeting. All director information is as of December 31, 2017 unless indicated otherwise. Each of the nominated directors is willing and able to serve on the board until the next annual meeting of shareholders.

All of the nominated directors are independent except Mr. Dilger, who is our President and Chief Executive Officer. The board has reviewed the independence and qualifications of the non-management directors and has recommended their nomination.

An overview of the nominated directors

Pembina Pipeline Corporation • Management information circular	8

Chair

Director since March 2007

Calgary, Alberta

Canada

Experience

Engineering/operational

Industry knowledge

Major capital projects

Safety, health and environment

Human resources/compensation

Investment banking

Financial

Risk

Corporate governance

U.S./International business experience

Mergers and acquisitions

Randall J. Findlay (68) | Independent

2017 voting results: 99.10% for, 0.90% withheld

Mr. Findlay was the President of Provident Energy Trust from 2001 until his retirement in 2006. He was a director of Provident from 2001 to 2012. Before that he held various executive positions in the oil and gas industry over 30 years, including senior positions at NOVA Corporation and TransCanada Pipelines Limited.

Mr. Findlay sits on the board of several public and private companies. He is also past chair of the Alberta Children’s Hospital Foundation.

Mr. Findlay is a professional engineer and has a Bachelor of Applied Science in chemical engineering from the University of British Columbia. He is a graduate of the Institute of Corporate Directors Education Program and holds the ICD.D designation.

Board and committee membership and attendance
Board of directors (chair)	13 of 13 meetings	100%
Governance and nominating committee	4 of 4 meetings	100%

Other public company boards and committee memberships [1,2]
Superior Plus Corp. | TSX	Governance and nominating, audit

[1]	Mr. Findlay was a director of Wellpoint Systems Inc. (a TSX Venture Exchange listed company) from June 2008 until January 31, 2011. Wellpoint Systems Inc., which supplied software to the energy industry in Canada, the U.S. and internationally, was placed into receivership by two of its lenders on January 31, 2011.

[2]	Mr. Findlay was a director of Spyglass Resources Corp. (a TSX listed company) from March 2013 until May 13, 2015. Spyglass Resources Corp. was placed into receivership by a syndicate of its lenders on November 26, 2015. Spyglass Resources Corp. was an intermediate oil and gas exploration and production company.

Securities held as of December 31, 2017
Common shares	Deferred share units	Total value[3]	Meets share ownership guidelines (including 50% common shares)
134,049	11,745	$6,635,085	yes

Convertible debentures[4]
Series F	$200,000

Class A preferred shares
Series 1	5,000

[3]	Based on $45.51, the closing price of our common shares on the TSX on December 29, 2017. Deferred share units for directors include units issued under our deferred share unit plan and units accrued as dividend equivalents (see Director compensation on page 50 for more information).

[4]	Series F debentures may be converted at $29.53 per share before December 31, 2018.

Pembina Pipeline Corporation • Management information circular	9

Director since October 2014

Houston, Texas

USA

Experience

Engineering/operational

Industry knowledge

Major capital projects

Safety, health and environment

Human resources/compensation

Financial

Risk

Corporate governance

U.S./International business experience

Information technology

Mergers and acquisitions

Anne-Marie N. Ainsworth (61) | Independent

2017 voting results: 99.62% for, 0.38% withheld

Ms. Ainsworth served as President and Chief Executive Officer of Oiltanking Partners, L.P. and Oiltanking Holding Americas, Inc. from November 2012 to March 2014. She is currently on the boards of Kirby Corporation, HollyFrontier Corporation and Archrock, Inc. Ms. Ainsworth has extensive experience in the oil industry and has held several senior management positions throughout her career.

Ms. Ainsworth was Senior Vice President of Refining at Sunoco Inc. (2009 to 2012) and previously was the General Manager of the Motiva Enterprises, LLC refinery in Norco, Louisiana (2006 to 2009).   Before she joined Motiva, Ms. Ainsworth was director of process safety management systems and business improvement leader at Shell Oil Products U.S. (2003 to 2006) and Vice President of Technical Assurance at Shell Deer Park Refining Company (2000 to 2003).

Ms. Ainsworth graduated from the University of Toledo with a Bachelor of Science in chemical engineering. She holds a Master of Business Administration from Rice University, where she served as an adjunct professor (2000 to 2009). She is a member of the Institute of Corporate Directors.

Board and committee membership and attendance
Board of directors[1]	12 of 13 meetings	92%
Audit committee	4 of 4 meetings	100%
Health, safety and environment committee (chair)	4 of 4 meetings	100%

[1]	Ms. Ainsworth was unable to attend one board meeting due to a death in the family.

Other public company boards and committee memberships
Archrock, Inc. | NYSE	Governance and nominating (chair), audit
HollyFrontier Corporation | NYSE	Health, safety and environment, finance
Kirby Corporation | NYSE	Audit

Securities held as of December 31, 2017
Common shares	Deferred share units	Total value[2]	Meets share ownership guidelines (including 50% common shares)
19,018	6,983	$1,180,982	yes

[2]	Based on US$36.18, the closing price of our common shares on the NYSE on December 29, 2017 and an exchange rate of 1.2545 as at December 29, 2017. Deferred share units for directors include units issued under our deferred share unit plan and units accrued as dividend equivalents (see Director compensation on page 50 for more information) and their value is based on $45.51, the closing price of our common shares on the TSX on December 29, 2017.

Pembina Pipeline Corporation • Management information circular	10

Director since October 2017

Vancouver, British Columbia

Canada

Experience

Engineering/operational

Industry knowledge

Major capital projects

Safety, health and environment

Human resources/compensation

Financial

Risk

Corporate governance

U.S./International business experience

Information technology

Mergers and acquisitions

Douglas J. Arnell (51) | Independent

Appointed on October 2, 2017

Mr. Arnell is the President and Chief Executive Officer of Helm Energy Advisors Inc. (Helm), a private company he founded in March 2015. Helm provides advisory services to the global energy sector.

Before starting Helm, Mr. Arnell was employed by Golar LNG Ltd. (Golar), a U.S. public company focused on owning and operating LNG midstream floating assets (September 2010 to March 2015). He was Golar’s Chief Executive Officer from February 2011 to March 2015. Before that, he held various senior positions within the BG Group of companies (2003 to 2010), and with other energy companies.

Mr. Arnell has a Bachelor of Science in mechanical engineering from the University of Calgary. He is a member of the Institute of Corporate Directors.

Board and committee membership and attendance[1]
Board of directors	2 of 2 meetings	100%
Health, safety and environment committee	1 of 1 meeting	100%

[1]	Mr. Arnell was appointed to the board and the health, safety and environment committee on October 2, 2017, when the Veresen acquisition closed, and attended all meetings after that.

Other public company boards and committee memberships
Methanex Corporation | TSX, NASDAQ	Corporate governance, human resources and public policy

Securities held as of December 31, 2017
Common shares	Deferred share units	Total value[2]	Meets share ownership guidelines (including 50% common shares)[3]
214	847	$48,286	on track

[2]	Based on $45.51, the closing price of our common shares on the TSX on December 29, 2017. Deferred share units for directors include units issued under our deferred share unit plan and units accrued as dividend equivalents (see Director compensation on page 50 for more information).

[3]	Mr. Arnell has five years from the date of his appointment on October 2, 2017 to meet the guidelines.

Pembina Pipeline Corporation • Management information circular	11

Director since January 2014

Calgary, Alberta

Canada

Experience

Engineering/operational

Industry knowledge

Major capital projects

Safety, health and environment

Human resources/compensation

Investment banking

Financial

Risk

Corporate governance

Information technology

Mergers and acquisitions

Michael (Mick) H. Dilger (55) | Non-independent

2017 voting results: 99.24% for, 0.74% withheld

Mr. Dilger was appointed Chief Executive Officer of Pembina in January, 2014. Before that, he was Pembina’s President and Chief Operating Officer (February 2012 to December 2013), Chief Operating Officer (November 2008 to February 2012) and Vice President, Business Development (2005 to 2008).

Before joining Pembina, Mr. Dilger worked as a senior executive in various finance and business development positions in oil and gas and infrastructure companies, ranging from companies in the initial capitalization phase to subsidiaries of multi-national corporations, including NOVA Corporation and TransCanada PipeLines. His expertise includes corporate and strategic development, acquisitions and divestitures, and finance and business development. Mr. Dilger was co-chair of the 2016 United Way campaign.

Mr. Dilger has been a Chartered Professional Accountant since 1989 and holds a Bachelor of Commerce degree from the University of Calgary and has a Chartered Professional Accountant designation. He is a member of the Institute of Corporate Directors.

Board and committee membership and attendance[1]
Board of directors	13 of 13 meetings	100%

[1]	Mr. Dilger attended all board meetings in 2017 as a director and CEO and all committee meetings in 2017 in his capacity as CEO.

Other public company boards and committee memberships
None

Securities held as of December 31, 2017
Common shares	Restricted and performance share units	Total value[2]	Meets share ownership guidelines (including 50% common shares)
250,000	86,711	$15,323,718	yes

Options	850,295

[2]	Based on $45.51, the closing price of our common shares on the TSX on December 29, 2017. Mr. Dilger is not entitled to deferred share units issued under our deferred share unit plan. Restricted and performance share units include units issued under our share unit plan and units accrued as dividend equivalents (see Executive compensation on page 53 for more information).

Pembina Pipeline Corporation • Management information circular	12

Director since October 2017

Vancouver, British Columbia

Canada

Experience

Industry knowledge

Major capital projects

Safety, health and environment

Human resources/compensation

Investment banking

Financial

Risk

Corporate governance

U.S./International business experience

Information technology

Maureen E. Howe (60) | Independent

Appointed on October 2, 2017

Ms. Howe was a Research Analyst and Managing Director at RBC Capital Markets in equity research from 1996 until 2008. She specialized in the area of energy infrastructure, which included power generation, transmission and distribution, oil and gas transmission and distribution, gas processing, and alternative energy. Prior to joining RBC Capital Markets, Ms. Howe held various positions in the area of capital markets, including investment banking, portfolio management, and corporate finance.

Ms. Howe is a director and Chair of the Audit Committee at TimberWest Forest Corp., a private timber company, a director and Chair of the Investment Committee at the Insurance Corporation of British Columbia, Chairperson of the University of British Columbia Phillips, Hager & North Centre for Financial Research, and is a director of the Canadian Securities Institute Research Foundation.

Ms. Howe has a Bachelor of Commerce (Honours) from the University of Manitoba and a Ph.D. in Finance from the University of British Columbia. She is a member of the Institute of Corporate Directors.

Board and committee membership and attendance[1]
Board of directors	2 of 2 meetings	100%
Audit committee	1 of 1 meeting	100%

[1]	Ms. Howe was appointed to the board and the audit committee on October 2, 2017 when the Veresen acquisition closed, and attended all meetings after her appointment.

Other public company boards and committee memberships
None

Securities held as of December 31, 2017
Common shares	Deferred share units	Total value[2]	Meets share ownership guidelines (including 50% common shares)
12,588	687	$604,145	yes

[2]	Based on $45.51, the closing price of our common shares on the TSX on December 29, 2017. Deferred share units for directors include units issued under our deferred share unit plan and units accrued as dividend equivalents (see Director compensation on page 50 for more information).

Pembina Pipeline Corporation • Management information circular	13

Director since January 2015

Calgary, Alberta

Canada

Experience

Engineering/operational

Industry knowledge

Major capital projects

Safety, health and environment

Human resources/compensation

Investment banking

Financial

Risk

Corporate governance

U.S./International business experience

Mergers and acquisitions

Gordon J. Kerr (64) | Independent

2017 voting results: 99.11% for, 0.89% withheld

Mr. Kerr was President and Chief Executive Officer and director of Enerplus Corporation (a TSX and NYSE-listed company) from May 2001 until July 2013. He is a past Chairman of the Canadian Association of Petroleum Producers, a former director of Deer Creek Energy Limited and Laricina Energy Ltd., and a past member of the Canadian Council of Chief Executives.

He has gained extensive management experience in leadership positions at various oil and gas companies since launching his career in 1979. He started his employment with Enerplus Corporation and its predecessor firms in 1996, and held positions of increasing responsibility, including the positions of Chief Financial Officer and Executive Vice President.

Mr. Kerr is a member of the Management Advisory Council of the Haskayne School of Business at the University of Calgary.

He has a Bachelor of Commerce from the University of Calgary. Mr. Kerr received his Chartered Accountant designation in 1979 and is a fellow of the Institute of Chartered Accountants of Alberta. Mr. Kerr is a graduate of the Institute of Corporate Directors Education Program and holds the ICD.D designation.

Board and committee membership and attendance
Board of directors	13 of 13 meetings	100%
Audit committee (chair)	4 of 4 meetings	100%
Human resources and compensation committee	4 of 4 meetings	100%

Other public company boards and committee memberships[1]
None

[1]	Mr. Kerr was a director of Laricina Energy Ltd., a private company, until February 5, 2016. Laricina Energy Ltd. was subject to proceedings under the Companies Creditors Arrangement Act (Canada) in 2015. On February 1, 2016, the proceedings were conditionally discharged.

Securities held as of December 31, 2017
Common shares	Deferred share units	Total value[2]	Meets share ownership guidelines (including 50% common shares)
8,400	16,013	$1,111,036	yes

Class A preferred shares
Series 7	6,000

[2]	Based on $45.51, the closing price of our common shares on the TSX on December 29, 2017. Deferred share units for directors include units issued under our deferred share unit plan and units accrued as dividend equivalents (see Director compensation on page 50 for more information).

Pembina Pipeline Corporation • Management information circular	14

Director since August 2010

Toronto, Ontario

Canada

Experience

Engineering/operational

Industry knowledge

Major capital projects

Human resources/compensation

Investment banking

Financial

Risk

Corporate governance

Information technology

Mergers and acquisitions

David M.B. LeGresley (59) | Independent

2017 voting results: 99.04% for, 0.96% withheld

Mr. LeGresley has extensive experience in the financial services industry, including as a senior executive at National Bank Financial for 12 years, in several roles including Head of Corporate and Investment Banking, and most recently Vice Chair (2006 to 2008). Before that, he held investment banking positions at Salomon Brothers Canada and CIBC Wood Gundy.

Mr. LeGresley currently chairs the board of directors of Equitable Group Inc. (Equitable Bank, a TSX-listed company) and is a director of Woodland Biofuels Inc.

He received a Bachelor of Applied Science in Engineering from the University of Toronto and a Master of Business Administration from Harvard Business School. Mr. LeGresley is a graduate of the Institute of Corporate Directors Education Program and holds the designation ICD.D.

Board and committee membership and attendance
Board of directors	13 of 13 meetings	100%
Audit committee	4 of 4 meetings	100%
Governance and nominating committee[1]	2 of 2 meetings	100%
Human resources and compensation committee (chair)[1]	3 of 3 meetings	100%

[1]	On May 5, 2017, Mr. LeGresley stepped down from the governance and nominating committee and joined the human resources and compensation committee as chair. He attended all meetings of the governance and nominating committee from January 1, 2017 to May 5, 2017, and all meetings of the human resources and compensation committee from May 5, 2017 to December 31, 2017.

Other public company boards and committee memberships
Equitable Group Inc. | TSX	Board chair

Securities held as of December 31, 2017
Common shares	Deferred share units	Total value[2]	Meets share ownership guidelines (including 50% common shares)
57,424	16,959	$3,385,170	yes

[2]	Based on $45.51, the closing price of our common shares on the TSX on December 29, 2017. Deferred share units for directors include units issued under our deferred share unit plan and units accrued as dividend equivalents (see Director compensation on page 50 for more information).

Pembina Pipeline Corporation • Management information circular	15

Director since January 2000

Calgary, Alberta

Canada

Experience

Engineering/operational

Industry knowledge

Major capital projects

Safety, health and environment

Human resources/compensation

Investment banking

Financial

Risk

Corporate governance

Information technology

Mergers and acquisitions

Robert B. Michaleski (65) | Independent

2017 voting results: 99.23% for, 0.77% withheld

Mr. Michaleski was the Chief Executive Officer of Pembina from January 2000 to December 31, 2013. Until February 15, 2012 he also served as President. He is currently a director of two other TSX-listed companies and one private company.

Mr. Michaleski served Pembina in various senior management and executive capacities for over 30 years. He was appointed controller in 1980 and Vice President, Finance in 1992. In connection with Pembina’s initial public offering in October 1997, he was named Vice President, Finance and Chief Financial Officer.

He has a Bachelor of Commerce (Honours) from the University of Manitoba, and received his Chartered Accountant designation in 1978. Mr. Michaleski is a member of the Institute of Corporate Directors.

Board and committee membership and attendance
Board of directors	13 of 13 meetings	100%
Health, safety and environment committee	4 of 4 meetings	100%

Other public company boards and committee memberships
Essential Energy Services Ltd. | TSX	Audit, compensation and governance
Vermilion Energy Inc. | TSX	Audit, governance

Securities held as of December 31, 2017
Common shares	Deferred share units	Total value[1]	Meets share ownership guidelines (including 50% common shares)
465,256	7,643	$21,521,633	yes

[1]	Based on $45.51, the closing price of our common shares on the TSX on December 29, 2017. Deferred share units for directors include units issued under our deferred share unit plan and units accrued as dividend equivalents (see Director compensation on page 50 for more information).

Pembina Pipeline Corporation • Management information circular	16

Director since December 2008

Calgary, Alberta

Canada

Experience

Engineering/operational

Industry knowledge

Major capital projects

Safety, health and environment

Human resources/compensation

Investment banking

Financial

Risk

Corporate governance

U.S./International business experience

Mergers and acquisitions

Leslie A. O’Donoghue (55) | Independent

2017 voting results: 98.83% for, 1.17% withheld

Ms. O’Donoghue has been Executive Vice President & Chief Strategy & Corporate Development Officer at Nutrien Ltd. since January 1, 2018. She was previously Executive Vice President, Corporate Development & Strategy & Chief Risk Officer at Agrium Inc. since October 30, 2012. Before that, she served in a variety of posts covering a wide range of responsibilities at Agrium Inc. Listed on the TSX and NYSE, Nutrien is the result of the merger of Agrium Inc. and Potash Corporation of Saskatchewan Inc. and is the world’s largest provider of crop nutrients, inputs and services.

Before joining Agrium in 1999, Ms. O’Donoghue was a partner in the national law firm Blake, Cassels & Graydon LLP.

She has a Bachelor of Economics from the University of Calgary and Bachelor of Laws from Queen’s University. She was admitted to the Alberta Bar in 1989. Ms. O’Donoghue is a member of the Institute of Corporate Directors.

Board and committee membership and attendance
Board of directors	13 of 13 meetings	100%
Governance and nominating committee	4 of 4 meetings	100%
Human resources and compensation committee	4 of 4 meetings	100%

Other public company boards and committee memberships
None

Securities held as of December 31, 2017
Common shares	Deferred share units	Total value[1]	Meets share ownership guidelines (including 50% common shares)
30,288	13,023	$1,971,084	yes

Class A preferred shares
Series 11	3,000

[1]	Based on $45.51, the closing price of our common shares on the TSX on December 29, 2017. Deferred share units for directors include units issued under our deferred share unit plan and units accrued as dividend equivalents (see Director compensation on page 50 for more information).

Pembina Pipeline Corporation • Management information circular	17

Director since May 2017

Swarthmore, Pennsylvania

USA

Experience

Engineering/operational

Industry knowledge

Major capital projects

Safety, health and environment

Human resources/compensation

Investment banking

Financial

Risk

Corporate governance

U.S./International business experience

Information technology

Mergers and acquisitions

Bruce D. Rubin (61) | Independent

2017 voting results: 99.57% for, 0.43% withheld

Mr. Rubin has over 38 years of experience, including various executive and advisory positions and board memberships in the energy, refining and petrochemical sectors. He was CEO of Sunoco Chemicals and a Senior Vice President of Sunoco Inc. (2008 to 2010) and held various other executive positions during a 32-year career with that company. Mr. Rubin was Braskem America’s first CEO, and he served with Braskem America in an executive capacity from 2010 until 2013. He oversaw the successful transition of Sunoco Chemicals to Braskem America and supported the successful acquisition by Braskem America of Dow Chemicals’ polypropylene business. Mr. Rubin was an advisor and director for Braskem America from 2014 to 2017.

Mr. Rubin serves on the board of DISA Global Solutions (a Court Square Capital Partners company) and the M. Holland Company. He served on the board of directors of Sylvatex Inc. from 2012 to 2016 and is currently an advisor to the company. He was an Executive Advisor for Court Square Capital Partners (2013 to 2015) and was an Operating Advisor for The Carlyle Group (2015 to 2017).

He has a Master of Business Administration from Widener University and a Bachelor of Science in chemical engineering from the University of Pennsylvania. He is a member of the Institute of Corporate Directors.

Board and committee membership and attendance[1]
Board of directors	4 of 4 meetings	100%
Audit committee	2 of 2 meetings	100%
Health, safety and environment committee	1 of 1 meeting	100%

[1]	Mr. Rubin was appointed to the board on May 5, 2017 and attended all meetings after that.

Other public company boards and committee memberships
None

Securities held as of December 31, 2017
Common shares	Deferred share units	Total value[2]	Meets share ownership guidelines (including 50% common shares) [3]
10,000	2,024	$545,990	on track

[2]	Based on US$36.18, the closing price of our common shares on the NYSE on December 29. 2017 and an exchange rate of 1.2545 as at December 29, 2017. Deferred share units for directors include units issued under our deferred share unit plan and units accrued as dividend equivalents (see Director compensation on page 50 for more information) and their value is based on $45.51, the closing price of our common shares on the TSX on December 29, 2017.

[3]	Mr. Rubin has five years from the date of his appointment on May 5, 2017 to meet the guidelines.

Pembina Pipeline Corporation • Management information circular	18

Director since April 2012

Calgary, Alberta

Canada

Experience

Engineering/operational

Industry knowledge

Major capital projects

Safety, health and environment

Human resources/compensation

Risk

Corporate governance

Information technology

Mergers and acquisitions

Jeffrey T. Smith (70) | Independent

2017 voting results: 98.53% for, 1.47% withheld

Mr. Smith has extensive experience in oil and gas operations, finance, mergers and acquisitions and governance, human resources, compensation, health and safety and environmental matters. He is also a director of NAL Resources Limited, an indirect wholly-owned subsidiary of Manulife Financial Corporation.

He has a Bachelor of Science in geology from the University of Ottawa and is a member of the Association of Professional Engineers and Geoscientists of Alberta. Mr. Smith is a member of the Institute of Corporate Directors.

Board and committee membership and attendance
Board of directors	13 of 13 meetings	100%
Health, safety and environment committee	4 of 4 meetings	100%
Governance and nominating committee (chair)	4 of 4 meetings	100%

Other public company boards and committee memberships[1]
None

[1]	Mr. Smith was a director of Spyglass Resources Corp. (a TSX listed company) from March 2013 until August 11, 2015. Spyglass Resources Corp. was placed into receivership by a syndicate of its lenders on November 26, 2015. Spyglass Resources Corp. was an intermediate oil and gas exploration and production company.

Securities held as of December 31, 2017
Common shares	Deferred share units	Total value[2]	Meets share ownership guidelines (including 50% common shares)
11,000	14,192	$1,146,488	yes

Class A preferred shares
Series 5	4,000

[2]	Based on $45.51, the closing price of our common shares on the TSX on December 29, 2017. Deferred share units for directors include units issued under our deferred share unit plan and units accrued as dividend equivalents (see Director compensation on page 50 for more information).

Pembina Pipeline Corporation • Management information circular	19

Director since October 2017

Calgary, Alberta

Canada

Experience

Industry knowledge

Major capital projects

Safety, health and environment

Human resources/compensation

Investment banking

Financial

Risk

Corporate governance

U.S./International business experience

Mergers and acquisitions

Henry W. Sykes (59) | Independent

Appointed on October 2, 2017

Mr. Sykes is the former President and director of MGM Energy Corp., a Canadian public energy company focused on the acquisition and development of hydrocarbon resources in Canada’s Northwest Territories and Arctic regions (January 2007 to June 2014). He was President of ConocoPhillips Canada (2001 to 2006) and Executive Vice-President, Business Development of Gulf Canada Resources before that.

Mr. Sykes began his career as a lawyer and specialized in mergers and acquisitions, securities and corporate law. He is past Chair and member of the boards of Arts Commons and The Arctic Institute of North America, and a director of several private companies involved in the oil and gas industry.

He has a Bachelor of Arts in economics from McGill University and a law degree from the University of Toronto.  He is a member of the Institute of Corporate Directors.

Board and committee membership and attendance[1]
Board of directors	2 of 2 meetings	100%
Human resources and compensation committee	2 of 2 meetings	100%

[1]	Mr. Sykes was appointed to the board and the human resources and compensation committee on October 2, 2017, when the Veresen acquisition closed, and attended all meetings after his appointment.

Other public company boards and committee memberships[2]
None

[2]	Mr.Sykes was a director of Parallel Energy Trust (a TSX listed company) from March 2011 to February 2016. Parallel Energy Trust filed an application in the Court of Queen’s Bench for creditor protection under the Companies’ Creditors Arrangement Act (Canada) and voluntary petitions for relief under Chapter 11 of the United States Bankruptcy Code. In the Chapter 11 proceedings, the Bankruptcy Court approved the sale of the assets of Parallel Energy Trust and the sale closed on January 28, 2016. On March 3, 2016, the Canadian entities of Parallel Energy Trust filed for bankruptcy under the Bankruptcy and Insolvency Act (Canada) and a notice to creditors was sent by the trustee on March 4, 2016.

Securities held as of December 31 2017
Common shares	Deferred share units	Total value[3]	Meets share ownership guidelines (including 50% common shares)[4]
10,106	339	$475,352	on track

[3]	Based on $45.51, the closing price of our common shares on the TSX on December 29, 2017. Deferred share units for directors include units issued under our deferred share unit plan and units accrued as dividend equivalents (see Director compensation on page 50 for more information).

[4]	Mr. Sykes has five years from the date of his appointment on October 2, 2017 to meet the guidelines.

Pembina Pipeline Corporation • Management information circular	20

4. Governance

Strong stewardship and governance are essential to operating our business effectively, and we maintain high standards of governance and ethics throughout our business. We believe good governance is important for our shareholders, our employees, all stakeholders and for Pembina.

Our governance practices meet or exceed legal and stock exchange requirements that apply to us. We also regularly benchmark ourselves against our peers to make sure we are following best practices. Since our move to the TSX 60 in April 2014, we continue to focus on ensuring our practices are aligned with our TSX 60 peer group.

Governance guidelines

Our board and management operate under governance guidelines, which outline our emphasis on

•	enhancing and preserving value;
•	protecting dividends;
•	meeting our obligations to all stakeholders; and
•	operating in a safe, reliable and environmentally responsible way.

Our governance guidelines set out our commitment to principles of good governance.

Board independence	✓	an independent chair of the board
	✓	audit, human resources and compensation and governance and nominating committees are 100% independent
	✓	majority of the board must be independent
	✓	regular in camera meetings without management and without non-independent directors
Board diversity	✓	commitment to diversity by gender, age, skills and geographic location
Board effectiveness	✓	formal process for nominating directors and succession planning
	✓	ongoing director orientation and director education program
	✓	clearly established and distinct roles of board members and senior management
	✓	commitment to maintaining dialogue between management and directors
	✓	ability of the board and board committees to seek independent advice as appropriate
	✓	formal board assessment and peer review process
Integrity and ethical conduct	✓	commitment to ensuring the integrity of internal controls and public disclosure
	✓	monitoring of overboarding, board interlocks, and other potential conflicts of interest
	✓	established equity ownership requirements for directors
	✓	formal policy on majority voting
Organizational effectiveness	✓	requirement of board to oversee corporate strategy and manage organizational risks

Pembina Pipeline Corporation • Management information circular	21

The board’s mandate

The board of directors is governed by a charter and oversees our business, provides guidance to management, monitors management’s activities and sets corporate policy. The board is also responsible for developing our approach to corporate governance, including policies, standards and practices that ensure we operate ethically and meet or exceed the laws and regulations that apply to us. The board’s mandate sets out specific matters that must be approved by the full board. All significant operational, governance, financial decisions and strategies that could affect our shareholders are reviewed by the board.

You can find a copy of the board’s charter on our website (www.pembina.com).

The board’s charter includes:

•	ensuring an ethical culture;
•	strategic planning;
•	enterprise and traditional risk management;
•	financial management and reporting;
•	succession planning and diversity; and
•	compensation.

The board fulfils its mandated duties directly and by delegating certain responsibilities to its four standing committees (see page 35 for information about the committees).

Ensuring an ethical culture

One of our most valuable assets is our reputation as a reliable and responsible energy services provider with consistent financial performance and long-term financial stability. Fostering and ensuring a culture that promotes integrity and ethical conduct is key to maintaining this reputation.

All executives and employees must sign an acknowledgement every year that they have read and understand our code of ethics, whistleblower policy and other policies, will review all updates, and will comply with them at all times. You can find these and other policies on our website.

Code of ethics

All directors, executives and employees of Pembina are governed by a code of ethics that sets out principles for ethical conduct in the following areas:

•	conflicts of interest;
•	business relationships and fair dealing;
•	compliance with the law;
•	health, safety and environmental matters;
•	integrity of financial information;
•	disclosure and insider trading;
•	stakeholder and public relations;
•	privacy and confidentiality;
•	protecting our assets and records;
•	entertainment, gifts and other payments;
•	workplace environment and relationships; and
•	reporting responsibilities and procedures.

Compliance is mandatory and everyone has a responsibility to report violations of the code. Violations can result in disciplinary action, including dismissal.

The board is responsible for establishing procedures for monitoring compliance with the code and does so through a combination of periodic reports from management, our annual certification process, as well as through our whistleblower policy. No aspect of the code can be waived unless it is approved by the board and properly disclosed, as required by the laws and regulations that apply to us. The board has not waived any aspect of the code since it was implemented in 2005, and no material change reports related to the conduct of any director or officer have been filed (which would generally be required for conduct that would constitute a material departure from the code).

Pembina Pipeline Corporation • Management information circular	22

Whistleblower policy

Pembina has built its reputation over 60 years as a result of our strong record of safe, reliable and environmentally responsible operations. Our whistleblower policy is designed to help us uphold this reputation and maintain public confidence by encouraging employees, consultants, contractors, agents and other stakeholders to act responsibly and report possible unethical practices without fear of discrimination, retaliation or harassment. The policy includes examples of activities that should be reported, and the process whistleblowers should follow to file a confidential report, including a whistleblower line that allows people to report anonymously by telephone or the internet, at any time. Each whistleblower complaint is treated confidentially and thoroughly investigated.

Disclosure policy

Pembina is committed to providing material information to shareholders and the public in a timely, accurate and balanced fashion. We have a disclosure policy that applies to all directors, executives, employees and any other person authorized to speak on our behalf that sets out our procedures for timely dissemination of material information to the public. We also have a disclosure committee made up of senior vice presidents and others who are responsible for reviewing and certifying all material disclosure before it is released publicly. We regularly review our disclosure policy and update it as appropriate.

Shareholder engagement

We engage with our shareholders through accurate and consistent public reporting, as well as open dialogue about our strategy, performance and business activities. We provide ongoing information to our shareholders in our annual report, management proxy circular, annual information form, quarterly reports, news releases, website, corporate presentation, and at industry conferences and other meetings. We host earnings calls every quarter that are open to all, with a live webcast and question and answer period. Our annual meeting is webcast live and all shareholders can participate.

Our shareholder engagement program is formally set every year, and follows a consistent pattern of investor conferences, management road shows, industry-specific conferences, one-on-one meetings, infrastructure tours and open houses. We also host an investor day every year. Our management team provides public information about our strategy, business and operations during these events.

We also ask investors for feedback at all engagement opportunities, as well as by email and by telephone, and our investor relations group has formal and informal interactions with shareholders about specific questions. Occasionally, members of the board, including the chair, will participate in these activities with management. Management regularly provides the board with feedback from our shareholders, both about our company and about more general themes related to our industry.

Our directors are also available to meet directly with shareholders as appropriate. Interested parties can contact our board members through the corporate secretary at the address below. Board members also attend our annual shareholders meeting and are available to respond to questions and receive feedback from investors.

Chair of the board of directors

c/o Corporate Secretary

Pembina Pipeline Corporation

4000, 585 – 8th Avenue S.W.

Calgary, Alberta

T2P 1G1

Shareholders can also contact our investor relations department any time, by letter, email or phone.

Pembina Pipeline Corporation • Management information circular	23

Strategic planning oversight

The board oversees the development and execution of our long range strategic plan and shorter term objectives and initiatives. Pembina is committed to growing shareholder value through strategic project development and acquisitions that support the long-term success of both our company and our customers.

Strategic planning in action – Veresen acquisition

The board met with management several times in 2017 to consider the acquisition of Veresen. The board evaluated the transaction within Pembina’s target corporate guardrails and based on information presented by management about potential synergies, anticipated financial impact and project development, and a 10-year outlook for the combined entity. Management and the board also discussed the combined company’s purpose, strategy and desired outcomes.

The board approved the transaction in April 2017, and discussed strategy for the combined company at the annual strategy session.

The board participates at least once a year in a dedicated strategy session with management where the board reviews Pembina’s current activities and future growth opportunities, including input from third-party advisors about industry or other trends and developments that may benefit us or pose a risk. The board approves our annual strategic plan and monitors performance against it throughout the year, based on quarterly updates and reports from management.

The board assesses the potential impact of every significant project against Pembina’s target corporate guardrails:

•	generate 80% of adjusted EBITDA (see About non-GAAP measures on page 87) from fee-for-service business
•	maintain a strong "BBB" credit rating
•	maintain a strong customer base of 75% of investment grade or secured counterparties
•	target dividend payout of <100% of fee-for-service cash flow
•	target 8-10% adjusted cash flow per share growth without putting guardrails at risk

Risk management oversight

The board is responsible for overseeing risk management at Pembina. The board ensures it understands the principal risks of our business and assesses the balance between risk and potential return for Pembina and our shareholders to ensure our viability over the long term. To facilitate our risk review we have an enterprise risk committee made up of members of management, which meets at least quarterly to review the performance, appropriateness and the current business environment surrounding our risk management activities.

Pembina maintains the following policies: • Enterprise risk management policy • Market risk policy • Counterparty risk management policy • IT acceptable use policy • Information management policy

As part of its responsibility, the board makes sure we have:

•	an enterprise risk management (ERM) process, designed to identify and assess potential risks that may affect our business, operations or results, and to manage risk factors within our risk appetite;
•	a risk management infrastructure to respond to identified risks, and critical risk management policies and procedures, including risk response, controls, monitoring, mitigation and reporting to the board; and
•	specific management processes for addressing corporate, regulatory, securities and other compliance requirements.

Management reports periodically to the audit committee and board of directors about the risks that have been identified through a survey that encompasses the whole company, and once a year presents a report to the audit committee and the board of directors that summarizes the risk management committee’s review of risk identification, management and reporting, and any deficiencies identified. The governance and nominating committee reviews the risk oversight functions of the board and board committees to confirm that identified risk oversight is appropriately allocated.

The ERM process also guides our materiality and disclosure decisions in relation to risks, based on the overriding principle that risks must be disclosed if they would most likely influence an investor’s decision to purchase securities of the company, and weighing both the probability of an outcome as well as the potential financial impact to the company. You can find a complete listing and explanation of our risk factors under the heading Risk factors in our annual information form (AIF) on our website (www.pembina.com), on SEDAR (www.sedar.com) and on EDGAR (www.sec.gov).

Pembina Pipeline Corporation • Management information circular	24

Our 2017 ERM process identified our top 10 risks, potential impacts, mitigation strategies currently in place, and proposed additional mitigation approaches. The top 10 risks are organized into five broad categories and overseen by the board and its committees as follows.

Board/ board committee	Risk category it oversees	Specific risks identified
Board	All	Laws and regulations Competition Economic conditions and industry Merger/acquisition/restructuring Concentration risk
Audit committee	Financial and technological	Economic conditions and industry Commodity price Information security/cyber crime Counterparty credit
Governance and nominating committee	Governance and regulatory	Laws and regulations
Human resources and compensation committee	Human resources	Human resource allocation
Health, safety and environment committee	Operational Health, safety and environment	Environment

You can read more about the board committees starting on page 35.

Climate change

Pembina’s 2017 ERM process identified emissions and environmental risk as one of the top three emerging risks to our company and the industry.

The health, safety and environment committee is reviewing the potential impact of climate change on our industry, and the material risks and opportunities for Pembina. The risk factors listed in our annual information form dated February 22, 2018 include references to how we currently think climate change could impact us.

Environmental, social and governance oversight

Pembina is committed to being a responsible corporate citizen and the board oversees corporate stewardship. The board recognizes the importance of environment, social and governance (ESG) factors to Pembina’s long-term success.

Pembina’s purpose includes a commitment to having a net positive impact on our stakeholders, and this is reflected in our health, safety and environment policy, our integrity program, our investment in communities and our direct engagement with the communities where we operate.

The human resources and compensation committee makes sure the company focuses on these issues by including safety and environment metrics in incentive plan design and compensation decisions for executives (see page 62).

The health, safety and environment committee mandate includes oversight of environmental risks and policies. Our

You can find the following policies on our website: • Health, safety and environment policy • Security management policy • Aboriginal relations policy

ERM process identified environmental risk as one of Pembina’s top 10 risks, and climate change initiatives and regulations as one of the top three emerging risks to the industry and our company. The committee is continually assessing the potential impact of environmental factors on our long-term performance, looking at both the potential risk to our performance and the strategic opportunities they could provide. Among other things, we are concerned about the impact on physical risks such as health and safety, property damage and disruptions to operations.

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We also understand that we are exposed to legal and reputational risk if we fail to adapt to changing regulatory regimes, and political and social initiatives in this regard. In particular, we are aware of the increasing need for transparency in environmental, social and governance reporting. We continually monitor our progress on these issues and our management is working with the health, safety and environment committee to release a corporate social responsibility report for the company starting in 2018.

Financial management and reporting

The board is responsible for:

•	approving our financial statements, accompanying MD&A and earnings press releases;
•	reviewing and overseeing compliance with the audit, accounting and financial reporting requirements that apply to our business;
•	approving our annual operating and capital budgets and financing plans and strategies; and
•	approving decisions to participate in the capital markets and all significant changes to our accounting policies and practices.

The board also makes sure we have a robust system for tracking internal controls over financial reporting, compliance with the Sarbanes-Oxley Act, internal audit, fraud and auditing matters and responding to complaints, including anonymous complaints we may receive from employees or others. You can read about the audit committee’s role in compliance and internal audit on page 37, and our whistleblower policy on page 23.

Compensation

The human resources and compensation committee reviews and recommends compensation for directors, the CEO and his direct reports. You will find a full list of that committee’s activities in 2017 starting on page 39.

Director compensation

The board is responsible for:

•	approving director compensation;
•	making sure director compensation is aligned with shareholder interests and adequately reflects the time commitment, scope of responsibilities, risks involved in being a director and market trends in director compensation;
•	working with the human resources and compensation committee to review from time to time the competitiveness of the compensation of our board members, board chair and committee chairs; and
•	working with independent external advisors that review director compensation and provide objective advice.

Executive compensation

All decisions about compensation of the CEO and senior vice presidents must be approved by the board.

The board works with the human resources and compensation committee and independent advisors retained by the human resources and compensation committee, to determine compensation for our CEO and senior vice presidents, including variable compensation.

You can read more about our approach to compensation governance and how we compensate our directors and executives beginning on page 46 and the role and responsibilities of the human resources and compensation committee on page 39.

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Succession plans in action

To reflect the transformational growth of the company over the last few years, and the acquisition of Veresen in October 2017, our management structure evolved in line with our corporate strategy. We formed new divisions, business units and service units effective for 2018, and appointed additional leaders.

Effective January 1, 2018 we have a new organizational structure. Our group of 7 senior vice presidents are known as our officers. The officers, and the vice presidents who report to them, are called the executives.

We’re proud that all but one of our new leadership positions were filled by internal succession candidates.

Succession planning and diversity

Executive succession planning

The board has developed position descriptions for the CEO, CFO and other senior vice presidents, outlining the scope and responsibilities of each role.

The board is responsible for evaluating and appointing the CEO and his direct reports, and for approving the management succession process for other executives. It reviews succession plans for the CEO, the senior vice presidents and other executives, taking into consideration recommendations by the human resources and compensation committee. There are also development plans in place for all employees who are potential successors to senior vice presidents and other executives.

The executive team has formed a talent management committee that periodically reviews succession plans, identifies employees with high potential and makes sure employee development is progressing as planned. The CEO meets with the human resources and compensation committee at least once a year to discuss the succession plan, review succession candidates for the CEO position, as well as senior management and other strategic positions, and prepare development plans for possible successors. Emergency successors have also been identified for each executive position and are reviewed every year.

Pembina’s 10 core competencies

•   demonstrating accountability and commitment

•   acting courageously

•   exhibiting self-awareness

•   communicating effectively

•   working collaboratively

•   empowering and developing others

•   thinking and acting strategically

•   leading positive change

•   driving results

•   applying business acumen

Leadership development

Pembina is developing a community of extraordinary leaders to realize the company’s vision, and our Leadership Competency Framework is an essential part of this process, including succession planning. The framework has three components: leading self, leading others and leading the business, and focuses on Pembina’s 10 core competencies. The program brings employees across the company together to build relationships and share ideas, complementing on-the-job experience with formal and informal learning opportunities.

Diversity

The executive team and the board are mindful of the importance of management diversity, and consider diversity, among other factors, in management succession planning. We comply with the requirements of the Employment Equity Act (Canada) for women in management and submit a report annually to the federal government.

Women currently represent approximately 26.5% of our management, which is higher than the Alberta mining and oil and gas extraction industry median for all employees of 24.7% in 2016, the last time this data was published, and the most closely comparable industry group. We currently have four female executives (15 percent of our executive team). We do not have a formal target for women in executive positions, but we continue to identify female candidates for higher level executive positions, and with the increasing number of women in management, we are confident that our succession planning will lead to more women moving into executive positions.

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Employee engagement

We believe an engaged workforce increases company productivity, improves results and ultimately adds value to our shareholders. We began tracking employee engagement scores in 2013, and are updating those results every two or three years.

Our 2015 score of 75%, was 13% higher than our first survey in 2013. The response rate was also higher – 96% compared to 92% on the previous survey. We will undertake a new engagement survey in 2018.

Pembina maintains the following policies: • Respectful workplace policy • Alcohol and drug policy • Employee privacy policy

About the board of directors

We expect our directors to demonstrate the highest personal and professional ethics, integrity and values, and to represent the long-term interests of our shareholders.

Independence

The board assesses the independence of directors annually using independence criteria that meet or exceed the following standards:

•	National Policy 58-201 – Corporate Governance Guidelines;
•	National Instrument 52-110 – Audit Committees;
•	U.S. Securities and Exchange Commission rules and regulations;
•	Sarbanes-Oxley Act of 2002; and
•	New York Stock Exchange (NYSE) rules.

11 of the 12 nominated directors are independent, meaning they do not have a business or other relationship (direct or indirect) that could, or could reasonably be perceived to, materially interfere with their ability to act in our best interests. Mr. Dilger is not independent because he is Pembina’s President and CEO.

This is described in detail in our Standards for Director Independence, which you can find on our website (www.pembina.com).

We require all directors who sit on the audit, human resources and compensation, and governance and nominating committee, to be independent directors.

In camera sessions

The board meets in camera at each meeting to facilitate regular, open and candid discussion among the independent directors without management present, and also without the non-independent directors (if there are any).

In 2017, our independent directors met separately at every board meeting.

About the chair of the board

The chair of the board is appointed by the directors for a term of one year. Our intent is to have an independent chair unless it is in the best interests of the company to appoint a chair who is not independent. The roles of chair of the board and CEO have been separate since we went public in 1997. Our current chair, Randall J. Findlay, is independent.

The board has developed a position description for the chair of the board and the committee chairs, outlining the scope and responsibilities of those roles. Committee chairs lead their committee and report to the board. The chair reports to the board and our shareholders and works with the CEO to make sure we fulfill our responsibilities to shareholders, employees, partners, governments and the public.

The chair is expected to provide leadership to the board and foster effective, responsible decision-making, including overseeing board direction and administration, board and individual director effectiveness.

The chair of the board, in conjunction with the governance and nominating committee, also selects the chair of each committee.

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Nomination of new directors

The board reviews the composition of the board every year, considering diversity, specific skills, tenure and the experience required on the board. The board looks at director nomination dynamically, recognizing that the skills the board needs will change over time and as the company and the industry evolve. The goal is a board that is effective, experienced and well-balanced. The governance and nominating committee recommends new director candidates to the board for approval. The board proposes the final list of nominated directors to shareholders. The governance and nominating committee looks to a number of sources to identify new candidates, including outside search firms.

The board looks for directors who are inquisitive and objective, have practical wisdom and mature judgment. It ensures that the process is impartial by taking into consideration any potential conflicts of interest and relationships between new directors and existing directors.

It looks at the competencies and skills of a potential candidate, including their education, communication and interpersonal skills, and relevant business, government and civic experience. It also considers the skills matrix of the current board to balance the qualities of new candidates with the composition and diversity of the board.

Finally, it considers whether the candidate is able to devote enough time to their duties as a director, and reviews and consults with the chair of the board and the CEO to gather their input before proposing a list of nominated directors to shareholders.

This year, we are recommending Mr. Arnell, Ms. Howe and Mr. Sykes for election to the board. These three directors were appointed to our board on October 2, 2017, when the acquisition of Veresen closed. Their skills, experience and qualifications add depth to the board. They also have valuable historical knowledge about the assets and entities that we acquired, which will provide continuity and help smooth the integration of the new business.

Board diversity

The board recognizes the importance of director diversity, and in February 2015 formally adopted a written policy that serves as a framework for promoting diversity, including diversity of gender, age and geographic location. Since that time, we have added one female director to our board for a total of three women, while increasing the board’s geographic, educational, experience, and age diversity.

25% of the nominated directors are women

In accordance with the diversity policy’s objectives, the governance and nominating committee aims to achieve diversity on the board when selecting and recommending nominees for election, while balancing the professional qualifications required of our directors. The governance and nominating committee and board are specifically committed to continuing to increase the number of women on the board. While the diversity policy does not set formal targets for women on the board, we feel the issue is being addressed on an ongoing basis by the governance and nominating committee and the board without the need for a formal target.

In its annual assessment of board composition and mix of skills, the governance and nominating committee also looks at how effective our diversity policy is at building board diversity, considering the skills required on the board at that time.

Age and tenure

Directors retire from our board or do not stand for re-election once they have turned 72, unless the board determines otherwise.

We do not have a formal policy imposing term limits. Our priority is to assemble a board that has the right mix of skills and experience as a whole to provide strong stewardship.

61 average age of our directors 5.2 years average tenure of our independent directors

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While the board recognizes that a longer serving director can make a growing contribution to the board over time, it balances experience with some turnover to generate fresh ideas and perspectives on various issues and our business in general.

Location

Pembina operates in Canada and the U.S., so it is important to have directors with experience in these markets. 10 of our directors are located in Canada, and two are located in the U.S. Aside from geographical location, we have several directors with relevant experience in both markets as well as internationally.

Skills and experience

The board regularly evaluates the competencies and skills of the directors against what it needs for proper oversight, effective decision-making and fulfilling its mandate.

It is our goal to be sure the board has a prudent mix of relevant skills and experience, sufficiently diverse opinions to support balanced discussion and debate, and a manageable number of directors to facilitate productive discussion and decision-making. The board uses a skills matrix to identify and evaluate the experience and knowledge of the directors, and to identify potential areas to focus on when recruiting new director candidates. The governance and nominating committee maintains the matrix and updates it regularly. This year, the governance and nominating committee and the board adopted a numbered skills matrix in order to better illustrate our directors’ self-assessments of skills, and added new skills that will be important to the company as it evolves.

The following table shows the mix of experience and knowledge of our nominated directors.

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		Randall Findlay (chair)	Anne- Marie Ainsworth	Douglas Arnell	Mick Dilger	Maureen Howe	Gordon Kerr	David LeGresley	Robert Michaleski	Leslie O'Donoghue	Bruce Rubin	Jeffrey Smith	Henry Sykes	Total
Key characteristics
Age	<60			✓	✓			✓		✓			✓	5	42%
	60-69	✓	✓			✓	✓		✓		✓			6	50%
	70+											✓		1	8%
Tenure	<5 years		✓	✓	✓	✓	✓				✓		✓	7	58%
	5-10 years	✓						✓		✓		✓		4	33%
	11+ years								✓					1	8%
Geographic location	Alberta	✓			✓		✓		✓	✓		✓	✓	7	58%
	British Columbia			✓		✓								2	17%
	Ontario							✓						1	8%
	U.S.		✓								✓			2	17%
Education	Business		✓		✓	✓	✓	✓	✓		✓			7	58%
	Financial				✓	✓	✓		✓					4	33%
	Engineering	✓	✓	✓				✓			✓	✓		6	50%
	Legal									✓			✓	2	17%
	Other									✓		✓	✓	3	25%

Skills and experience

1: Basic knowledge – basic knowledge gained through day to day activities

2: Working knowledge – has some related managerial or board experience in the area

3: Significant experience – considerable depth and breadth of experience

		Randall Findlay	Anne- Marie Ainsworth	Douglas Arnell	Mick Dilger	Maureen Howe	Gordon Kerr	David LeGresley	Robert Michaleski	Leslie O'Donoghue	Bruce Rubin	Jeffrey Smith	Henry Sykes	Total level 2 and 3
Engineering/operational		2	3	2	2	1	2	2	2	2	3	2	1	10	83%
Industry knowledge/pipelines		2	3	2	3	3	2	2	3	2	1	2	2	11	92%
Industry knowledge/midstream		3	3	2	3	2	2	2	2	2	2	2	3	12	100%
Industry knowledge/natural gas liquids		3	3	1	3	2	2	2	2	2	1	2	2	10	83%
Major capital projects		3	3	2	2	2	2	2	3	3	3	2	3	12	100%
Safety, health and environment		2	3	3	3	2	2	1	2	3	3	3	3	11	92%
Human resources/compensation		3	2	3	3	2	3	3	3	3	2	2	2	12	100%
Investment banking		2	1	1	2	3	2	3	2	2	2	1	2	9	75%
Financial		2	2	2	3	3	3	3	3	2	2	1	2	11	92%
Risk		2	3	2	2	2	2	3	3	3	3	2	2	12	100%
Corporate governance		3	2	3	2	3	2	3	2	3	2	3	3	12	100%
U.S./International business experience		2	3	3	1	2	2	1	1	3	3	1	2	8	67%
Information technology		1	3	2	2	1	1	2	2	1	3	2	1	7	58%
Mergers and acquisitions		3	2	2	3	2	3	3	3	3	3	2	3	12	100%

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Attendance and active participation

We have a very committed group of directors and are proud to report that in 2017, directors attended all board and committee meetings aside from one absence due to a death in the family of one of our directors. Directors are expected to attend all board meetings and all of their committee meetings unless there is an unavoidable conflict or other extenuating circumstances. Attendance is monitored by the governance and nominating committee and managed by the chair of the board.

99.5% meeting attendance in 2017

We expect all board and committee meetings to be conducted in a way that promotes open communication, meaningful participation and timely resolution of issues. Generally, directors can serve on a maximum of three committees so they can fully participate and meet their obligations to the board. All of our independent directors serve on one or two committees.

The table below includes details of director meeting attendance in 2017.

			Committee meetings
	Board meetings		Audit	Governance	Human resources and compensation	Health, safety and environment	Total committee meetings
R. Findlay[1]	13 of 13 (chair)	100%		4 of 4			4 of 4	100%
A. Ainsworth	12 of 13[2]	92%	4 of 4			4 of 4	8 of 8	100%
D. Arnell[3]	2 of 2	100%				1 of 1	1 of 1	100%
M. Dilger[4]	13 of 13	100%					N/A	N/A
L. Gordon[5]	13 of 13	100%		2 of 2	4 of 4	3 of 3	9 of 9	100%
M. Howe[3]	2 of 2	100%	1 of 1				1 of 1	100%
G. Kerr	13 of 13	100%	4 of 4		4 of 4		8 of 8	100%
D. LeGresley[6]	13 of 13	100%	4 of 4	2 of 2	3 of 3 (chair)		9 of 9	100%
R. Michaleski	13 of 13	100%				4 of 4	4 of 4	100%
L. O’Donoghue	13 of 13	100%		4 of 4	4 of 4		8 of 8	100%
B. Rubin[7]	4 of 4	100%	2 of 2			1 of 1	3 of 3	100%
J. Smith	13 of 13	100%		4 of 4 (chair)		4 of 4	8 of 8	100%
H. Sykes[3]	2 of 2	100%	2 of 2		2 of 2		4 of 4	100%

[1]	Mr. Findlay typically attends all committee meetings in his capacity as chair of the board.
[2]	Ms. Ainsworth was unable to attend one board meeting due to a death in the family.
[3]	Mr. Arnell, Ms. Howe and Mr. Sykes were appointed to the board on October 2, 2017 and attended all meetings after that date.
[4]	Mr. Dilger attended all board meetings in 2017 as a director and CEO and all committee meetings in 2017 in his capacity as CEO.
[5]	On May 5, 2017, Mr. Gordon stepped down from the health, safety and environment committee and joined the governance and nominating committee. He attended all meetings of the health, safety and environment committee from January 1, 2017 to May 5, 2017 and all meetings of the governance and nominating committee from May 5, 2017 to December 31, 2017.
[6]	On May 5, 2017, Mr. LeGresley stepped down from the governance and nominating committee and became a member and the chair of human resources and compensation committee. He attended all meetings of the governance and nominating committee from January 1, 2017 to May 5, 2017, and all meetings of the human resources and compensation committee from May 5, 2017 to December 31, 2017.
[7]	Mr. Rubin was elected to the board on May 5, 2017 and attended all meetings after that date.

Orientation and continuing education

The governance and nominating committee is responsible for approving the director orientation process and annual plans for director education and development.

Orientation

Our orientation manual for new directors includes the following items:

•	corporate governance guidelines;
•	board mandate;
•	committee charters;
•	terms of reference for directors;
•	position descriptions for the board chair, committee chairs, CEO and the senior vice presidents;

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•	key corporate policies;
•	recent disclosure and investor materials;
•	strategic plan; and
•	other relevant corporate and board information.

New directors attend orientation sessions and one on one meetings with key officers to familiarize them with our business, significant risks and mitigation measures, our expectations, our corporate goals and objectives, and current business issues and opportunities.

Continuing education

Directors have ongoing opportunities to increase their knowledge and understanding of our business. All of the directors are members of the Institute of Corporate Directors and the company pays the cost of this membership. The board also encourages individual directors to attend continuing education sessions and contributes to the cost of attending these courses. We also periodically provide educational sessions about our business, our industry and emerging trends and issues. These are presented at scheduled board and committee meetings, and include:

•	Annual briefings – typically include reviews of the competitive environment, our five-year or ten-year financial outlook, our performance relative to our peers, significant risks and mitigation measures and other developments that could materially affect our business. Briefings may include presentations by third-party consultants, such as financial advisors, pension experts and outside legal counsel as needed.
•	Corporate governance issues and trends – regular briefings on corporate governance developments and emerging best practices.
•	Industry and other issues and trends – presentations from time to time by external consultants about general industry trends or other topics of interest.

 The board has set the following priorities for continuing education in 2018:

Business/industry

•	petrochemicals;
•	global commodity and financial markets;
•	commodity prices;
•	LNG

Risk

•	enterprise risk oversight;
•	cyber security;
•	facility security

Governance

•	shareholder activism and board shareholder engagement;
•	board diversity;
•	director liability

The corporate secretary maintains a list of all skill development of, and continuing education taken by, the directors, which the governance and nominating committee reviews when building each year’s director education plan. The table below shows the education sessions our directors attended in 2017:

Category	Event	Date	Presenter	Attendees
Financial	Audit education session – business combinations	July 31	Karleen Batty, Ian Manz and Brent Cheung – Ernst & Young	D.M.B. LeGresley; G.J. Kerr; A-M.N. Ainsworth; R.J. Findlay; B.D. Rubin
	Audit education session – Veresen acquisition – financial reporting impact	Nov 1	Pembina Corporate Accounting/ Capital Assets	G.J. Kerr; A-M.N. Ainsworth; D.M.B. LeGresley; M.E. Howe; H.W. Sykes; D. Arnell; B.D. Rubin
	Dividend and growth value	Nov 28	K. Vallee – CIBC	All directors except A-M.N. Ainsworth, M.E. Howe and H.W. Sykes
Global markets	The U.S. election, what does it mean for Canada	Jan 31	Canadian Directors Network (John Hallmark and Craig Wright)	D.M.B. LeGresley
	Trade implications for Canada with U.S., Great Britain, China	Mar 2	Institute of Corporate Directors panel discussion	R.J. Findlay
	Geopolitical risk	June 28	Canadian Directors Network (Dr. Janice Stein)	D.M.B. LeGresley
	Navigating disruption	Nov 23	Bennett Jones business forum	L.A. O’Donoghue

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Governance	Director’s education program module III	Feb 24-26	Institute of Corporate Directors	G.J. Kerr
	Director’s education program module IV	April 28-30	Institute of Corporate Directors	G.J. Kerr
	Board excellence in strategy & oversight	June 19	Egon Zehnder’s 6th Houston Women’s Board Dinner	A-M.N. Ainsworth
	Director’s education program module I	Oct 13-15	Institute of Corporate Directors	A-M.N. Ainsworth
	Strategies for joining the boardroom - panelist	Oct 20	Canadian Bar Association	L.A. O’Donoghue
	The diversity dividend: how diversity and inclusive leadership accelerates performance	Nov 6	Heidrick & Struggles	A-M.N. Ainsworth
	Identifying, monitoring and overseeing insider threat: what every director needs to know	Nov 8	Institute of Corporate Directors webinar	J.T. Smith
	The role of the chair – panelist	Nov 28	Institute of Corporate Directors	L.A. O’Donoghue
	Playing to win – how strategy really works	Dec 5	Roger Martin’s 1 day workshop	L.A. O’Donoghue
	Director’s education program module II	Dec 8-10	Institute of Corporate Directors	A-M.N. Ainsworth
Industry knowledge	Oil & gas energy session on supply, demand and oil and natural gas prices	May 2	GMP First Energy	G.J. Kerr
	U.S. energy sources	Oct 5	Haskayne School of Business – Dr. Moritz former U.S. secretary of energy	G.J. Kerr
	Oil & gas energy session	Oct 25	Martin King, Director, Institutional Research, GMP First Energy	G.J. Kerr
Technology	Audit education session – the cloud	Feb 22	Mark Speaker – Microsoft	D.M.B. LeGresley; G.D. Billing; G.J. Kerr; A-M.N. Ainsworth; R.J. Findlay
	Audit education session – cyber security	May 3	Jeff Thomas – KPMG	G.J. Kerr; A-M.N. Ainsworth; D.M.B. LeGresley; L.A. O’Donoghue; B.D. Rubin
	Fundamentals of IT oversight: questions every board should ask and what to look for in the answers	May 3	Institute of Corporate Directors webinar	J.T. Smith
	The role of technology	Sept 7	Spruce Meadows Changing Fortunes Round Table	L.A. O’Donoghue

Serving on other boards

We recognize the significant commitment involved in serving on a board and the value and experience gained from serving on other boards. None of our directors serve on more than three other public company boards and none of them currently sit together on another company board.

In 2017, we updated our governance guidelines to reflect evolving trends in public board directorship commitments. Mr. Dilger, who is a director and our CEO, and other directors who hold executive offices with public companies, can serve on one public company board in addition to Pembina’s. All other directors can serve on up to four public company boards in total (including Pembina’s). Directors who want to serve on the board, or as an executive, of another publicly traded company must notify the chair of our governance and nominating committee before accepting the nomination or appointment. The chair of the governance and nominating committee, together with the board chair, will determine whether accepting the appointment would compromise the director’s availability or capacity, or result in an actual or perceived conflict of interest.

The governance and nominating committee has reviewed the boards our directors currently serve on, and has determined that they do not affect the board’s independence or its ability to operate effectively.

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The board regularly reviews the directorships. If two or more directors serve together on another public company board, the board will review the situation and decide whether a director should continue to serve on our board. It may grant an exception in some circumstances.

Conflicts of interest

Our directors must avoid conflicts of interest and abide by our code of ethics.

If a director or executive has a material interest in a potential transaction or agreement, he or she must report this to the board. Directors must have the governance and nominating committee’s approval before accepting a senior management or board position with another company. Directors who feel they might have a conflict of interest related to any matter the board is considering at a meeting must disclose the interest, refrain from voting on the matter and remove themselves from that portion of the meeting.

Board and committee evaluation

Regular board assessments are important to confirm that the board, its committees and individual directors are performing effectively, and to encourage continuous improvement.

We complete an assessment of the board once a year. The chair of the board leads the assessment, with input from all directors. Each director completes a formal questionnaire every one or two years, which is divided into four categories: board responsibility, board operations, board effectiveness and committee matters. Each director also evaluates the effectiveness and performance of the board chair. The chair meets with each director individually, in person or by telephone, to discuss the results of the questionnaires and to seek confidential feedback on peer performance. The chair also seeks input on board effectiveness, risk management, strategic oversight and other relevant topics. After the results of the questionnaires and meetings are compiled, the governance and nominating committee and the board discuss the results, in camera if appropriate.

The governance and nominating committee and the board also recognize the important role that self-evaluation plays in the overall assessment of board effectiveness. In 2017, the chair of the board conducted one on one interviews with each director and sought feedback on:

•	board responsibility, including strategy and succession planning;
•	board operations, including efficiency, sufficiency of performance and market data provided by management, adequacy of independent director discussions;
•	committee performance;
•	board effectiveness;
•	self-evaluations of directors.

The board retains an independent advisor from time to time to evaluate the board and committees, and may retain one in 2018 to assist specifically in developing its peer review and self-assessment process.

Board committees

The board has four standing committees to help carry out its duties and meet the statutory and policy requirements that apply to our business:

•	Audit;
•	Governance;
•	Human resources and compensation; and
•	Health, safety and environment.

Each committee is governed by a written charter that is approved by the board and reviewed and assessed by the committees themselves and the board every year. All of the board committees must be independent, except for our health, safety and environment committee, which must have a majority of independent directors.

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Each committee updates the board regularly on its activities by providing a report to the board after each committee meeting and submits any recommendations that require board approval for discussion and review. Each committee is responsible for sharing information of mutual interest with other committees.

The board reviews the composition of its committees each year and makes adjustments as needed. The board can remove members of each committee by resolution when needed and fill vacancies if a committee has less than the minimum number of members.

You can find our committee charters online at our website (www.pembina.com) and read about the nominated directors starting on page 8.

Audit committee

The audit committee is responsible for overseeing:

•	the integrity of Pembina’s financial statements, the reporting process and internal controls over financial reporting;
•	the relationship, reports, qualifications, independence and performance of the external auditor;
•	the internal audit function;
•	the risk identification, assessment and management program;
•	compliance with legal and regulatory requirements;
•	management information technology related to financial reporting and financial controls; and
•	maintenance of open lines of communication between management, the external auditors, the internal auditors and the board.

The audit committee meets quarterly with management and the external auditors and separately with the auditors. The audit committee met four times in 2017. All of these meetings included the internal and external auditors and time without management present.

Members	Gordon Kerr (chair) Anne-Marie Ainsworth Maureen Howe	David LeGresley Bruce Rubin
David LeGresley and Gordon Kerr are financial experts and all of the members are financially literate (within the meaning under U.S. and Canadian securities laws, respectively).
Independence

100%

Each of the five directors met the independence criteria as of March 2018, within the meaning of National Instrument 52-110 - Audit Committees, Rule 10A-3 under the U.S. Securities Act of 1934, as amended, and the corporate governance standards of the NYSE.

Qualifications

•  accountant, financial experience or accreditation

•  all of the committee members must be able to read and understand a set of financial statements that are comparable in scope and complexity to our financial statements.

Key responsibilities

Financial statements, reporting process and internal controls over financial reporting

•  reviewing annual and quarterly consolidated financial statements, management’s discussion and analysis (MD&A), the earnings press releases and other financial disclosure, and recommending them to the board for approval

•  reviewing significant financial reporting issues, changes in accounting policies, key estimates and judgments, significant deficiencies identified and compensating or mitigating controls, unresolved issues between management and the external auditor, material correspondence with regulators or government agencies, and whistleblower complaints

External auditor

•  overseeing the relationship, reports, qualifications, independence and performance of the external auditors and audit services by other registered public accounting firms Pembina has engaged.

Internal audit

•  overseeing the internal audit function including the audit charter, activities, staffing and organizational structure

•  approving the annual audit plan

•  assessing performance and ensuring there are no unjustified restrictions or limitations

•  meeting separately as appropriate, to discuss matters that should be discussed privately

Risk management

•  discussing governance guidelines and policies for risk assessment and management

•  developing or overseeing the development of these guidelines and policies

Other

•  overseeing our whistleblower policy and procedures for financial reporting

Pembina Pipeline Corporation • Management information circular	36

2017 highlights

Committee charter and education

•     reviewed and confirmed no revisions required to the committee charter

•     attended sessions led by external advisors on topics including cyber security, cloud computing, business combinations

•     attended sessions led by internal presenters on the financial reporting impact of the Veresen acquisition

•     assessed ongoing professional development requirements

Financial reporting and tax

•    reviewed changes in accounting policies, significant financial reporting considerations including, but not limited to, contingencies, estimates and judgments applied and significant provisions for consolidated financial statements, and non-GAAP measures,

•    reviewed annual and quarterly consolidated financial statements, MD&A, the earnings press releases and other financial disclosures

•     oversaw the legal entity reporting requirements and significant regulatory compliance exceptions, audits and initiatives

•     oversaw impact assessment of new IFRS accounting standards (as required)

External auditor oversight

•     approved the 2017 external auditor audit engagements, audit plans and fees

•     reviewed and approved non-audit services to be provided by the external auditor

•     reviewed the quarterly audit findings reports provided by the external auditors

•     reviewed external auditor assessment

Compliance & risk oversight

•     reviewed the risk management committee’s hedging recommendations

•     approved the following reports and annual updates:

o   enterprise risk management report, and reviewed risk tolerances

o   update to market risk policy

o   update to counterparty risk management policy

o   update to risk management committee charter

•     monitored the status of our counterparty risk, market risk and enterprise risks against established limits

•     reviewed corporate insurance program and coverage

Internal audit oversight

•     approved the 2017 internal audit plan and revisions to the internal audit charter

•     reviewed internal audit Sarbanes-Oxley Act (SOX) compliance and fraud assessment results

•     reviewed management’s conclusions about efficacy of internal controls of financial reporting

•     reviewed our disclosure controls and procedures with the CEO and CFO

•     reviewed report on whistleblower complaints (if any)

•     reviewed whistleblower complaints (if any)

Other

•     reviewed 2017 information technology (IT) strategies and initiatives

•     oversaw the defined contribution, defined benefit and supplementary pension plans

•     reviewed capital market updates

You can find more information about the audit committee under the heading Audit Committee Information in our AIF on our website (www.pembina.com), on SEDAR (www.sedar.com) and on EDGAR (www.sec.gov).

Pembina Pipeline Corporation • Management information circular	37

Governance and nominating committee

The governance and nominating committee is primarily responsible for helping the board develop, implement and monitor Pembina’s corporate governance practices.

The committee is expected to work with management and others throughout the company to make sure we have a healthy governance culture. This includes reporting and making recommendations to the board and management about corporate governance issues, best practices, compliance and the effectiveness of our governance processes and systems.

The committee met three times in 2017. All of these meetings included time without management present.

Members	Jeffrey Smith (chair) Randall Findlay	Lorne Gordon Leslie O’Donoghue

Independence	100%
Qualifications	• governance committee of other public companies • legal, compliance or regulatory background • CEO or senior executive experience
Key responsibilities

Board governance

•   board size and composition

•   director orientation, education and training

•   monitors potential conflicts of interest, outside board appointments

•   eligibility and selection criteria, including independence and financial literacy

•   recommending director candidates for election to the board and appointment to chair of the board and CEO positions

•   annual board, director and committee assessments

Compliance and disclosure

•   monitoring best governance practices and our compliance with governance related laws and regulations

•   approving our disclosure policy and overseeing our policies, procedures and the disclosure committee

•   assisting the board in establishing appropriate risk oversight functions at the board and committee levels

•   reviewing and approving the corporate social responsibility report

2017 highlights

Director succession

•    regularly reviewed and updated the board composition matrix, skills matrix and director succession planning process

•    reviewed and considered changes to committee membership for 2017

•    reviewed and dealt with outside board appointments

•    oversaw the selection and evaluation of new director nominees

Corporate governance best practices

•    reviewed and recommended:

o   adoption of amendments to corporate governance guidelines

o   adoption of amendments to governance and nominating committee charter and checklist

o   adoption of the 2018 director education plan

•    reviewed the activities of the company’s disclosure committee

•    reviewed the director onboarding process and continuing education program for the directors

•    assessed relationships between Pembina and each director and determined that 11 out of the 12 nominated directors are independent

•    monitored recent developments, emerging trends and best practices in corporate governance and disclosure practices, including shareholder engagement trends, cybersecurity, improving shareholder voting participation and activist shareholder developments and trends

•    reviewed director and officer insurance coverage

Evaluation of the board, board committees, chairs and individual directors

•    assessed director independence and reviewed director relationships, commitments and interlocks

•    reviewed the board and committee charters and corporate policies

Public disclosure

•     reviewed and approved the information related to corporate governance in the information circular, for recommendation to the board

Pembina Pipeline Corporation • Management information circular	38

Human resources and compensation committee

The human resources and compensation committee assists the board by providing oversight and direction on human resources strategy, policies and programs, including our compensation programs.

The committee reviews and recommends to the board approval of our general compensation philosophy, oversees the development and administration of our compensation programs, and oversees executive succession planning. The committee is also responsible for overseeing the risk associated with our compensation, succession and resource planning programs, and ensuring that appropriate actions are taken to mitigate those risks.

The committee reviews and recommends director compensation for approval by the board, and until 2018, also reviewed and recommended compensation for all executives. With the new organizational structure starting January 1, 2018 (see page 27), the committee will review and recommend approval of compensation for the CEO and senior vice presidents only, and oversee compensation for the other executives.

The committee is responsible for assessing the fairness and effectiveness of our retirement, savings and incentive plans, and for making sure all plans and benefit programs are administered according to the laws, stock exchange policies and stated compensation objectives that govern our business. It conducts thorough competitive evaluations each year and may consult an independent firm for help in assessing the competitiveness of our director and executive compensation programs.

You can read about how we compensate our directors starting on page 50 and our executives on page 53. You can find more information about compensation governance on page 46.

The committee met four times in 2017. All of these meetings included time without management present.

Members	David LeGresley (chair) Lorne Gordon Gordon Kerr	Leslie O’Donoghue Henry Sykes
	David LeGresley became Chair of the Committee in May 2017, replacing Grant Billing who did not stand for re-election at last year’s meeting.
Independence	100%
Qualifications	• executive or CEO experience • human resources or compensation experience • compensation committees of other public companies • industry or sector experience • financial or legal expertise
Key responsibilities

Compensation philosophy and approach

•   reviewing and recommending our compensation philosophy

•   reviewing and recommending our executive compensation program and incentive plans

•   reviewing and recommending our director compensation including retainers and attendance fees

Program oversight

•   reviewing compensation design, corporate objectives and executive performance targets

•   reviewing employment agreements and severance and change of control arrangements for the CEO and other senior vice presidents

•   assisting the board in establishing and overseeing officer succession plans

•   overseeing the defined benefit and defined contribution pension plan and supplementary pension plan

Annual performance and compensation

•   recommending individual elements of total compensation for the CEO and senior vice presidents

•   reviewing and recommending the annual report on executive compensation and public disclosure

Compensation risk oversight

•   ensuring executive compensation is aligned with our short, medium and long-term goals

•   monitoring legal and stock exchange compliance

Pembina Pipeline Corporation • Management information circular	39

2017 highlights

Program oversight

•   reviewed short-term and long-term incentive plans in detail

•   reviewed and approved external advisor engagement, services and work plan

•   reviewed and recommended for approval the compensation peer group

•   reviewed and recommended for approval director compensation for 2018

•   revised the committee charter

Succession planning

•   reviewed the executive succession plan and oversaw senior management and employee organizational changes related to the plan (see page 27)

Annual performance and compensation

•   recommended for approval

•   2017 performance goals for the short-term incentive plan

•   2017 CEO objectives

•   2017 RSU/PSU share unit award plan along with PSU performance measures

•   2017 stock option award

•   reviewed and recommended for approval 2016 corporate and business unit performance to determine 2016 short term incentive payouts (paid in 2017)

•   reviewed and recommended for approval the 2014 PSU multiplier for long-term incentive payouts (paid in 2017)

•   reviewed and recommended for approval the budget for salary increases

Public disclosure

•   reviewed and recommended for approval the information related to compensation in the information circular

Education

•   received an overview of the company’s community investment program, internal communications metrics, training and development metrics and organizational effectiveness scorecard

•   received an overview of the company’s continuous improvement program

•   received an overview of the company’s leadership competencies framework

•   received an overview of the company’s employment equity narrative report for 2016

•   received an overview of the company’s benefits programs

Pembina Pipeline Corporation • Management information circular	40

Health, safety and environment committee

The health, safety and environment committee is primarily responsible for helping the board oversee the development, implementation and monitoring of our environmental, health, safety and system integrity policies and systems, especially as they relate to accountability and compliance.

The committee met four times in 2017. All of these meetings included time without management present.

Members	Anne-Marie Ainsworth (chair) Douglas Arnell Robert Michaleski	Bruce Rubin Jeffrey Smith
Independence	100%
Qualifications	• engineering or operations background • legal, compliance or regulatory experience • CEO or senior executive experience
Key responsibilities

Program and strategy development

•   overseeing the development, implementation and auditing of our health, safety and environmental management policies, programs, systems and practices

•   reviewing our health, safety and environmental strategy

Risk management

•   identifying health, safety and environmental risks and recommending appropriate programs to manage and reduce risk

•   monitoring current, pending or threatened regulatory action by or against us

Regulatory compliance and public disclosure

•   reviewing and monitoring our incident reporting policies and practices, and reports about significant incidents, emerging issues, inspections, audits and actions taken to correct deficiencies

•   reviewing and approving our annual internal sustainability report

2017 highlights

Health, safety and environment measures

•   reviewed and approved the 2017 health, safety and environment performance measures to be used across all business units, incorporating both leading and lagging indicators

•   reviewed 2016 performance against targets and recommended for approval the health, safety and environment performance multiplier for the 2016 short-term incentive plan award to the human resources and compensation committee

•   reviewed management’s 2017 environment work plan

Safety

•   reviewed the results of management’s incident review panel related to all significant events

•   monitored emerging and material issues in health, safety, security and environment, including climate change, process safety, security program requirements and corporate social responsibility

•   received reports from management’s continuous improvement teams

•   oversaw the completion of the Canadian Energy Pipeline Association’s “integrity first” third party verification for pipeline integrity and control room management in 2017

•   conducted in-depth review of management plans to enhance contractor safety performance

Integrity and geotechnical

•   monitored 2017 pipeline integrity and geotechnical programs

•   reviewed management’s 2017 work plans for asset integrity inspection and repairs

•   monitored progress of the company’s implementation of new maintenance management systems

Pembina Pipeline Corporation • Management information circular	41

5. Compensation discussion and analysis

This section of our management information circular describes how we pay our directors and the named executives. We’ve grouped it into four sections:

Executive summary	page 43

Summarizes our performance and compensation decisions this year, and changes we have made to our compensation plans.

Compensation governance	page 46

Describes how we oversee compensation and manage risk.
It also tells you about our independent consultants.

Director compensation	page 50

Describes our approach to compensating directors, our expectations for share ownership and what we paid the directors in 2017.

Executive compensation	page 53

A thorough discussion of what we pay the named executives
at Pembina and why, along with the results from 2017.

Pembina Pipeline Corporation • Management information circular	42

Executive summary

Pembina is a leading transportation and midstream service provider that has been serving North America’s energy industry for over 60 years.

We believe in staged, carefully managed growth that respects the interests and concerns of our stakeholders while providing the pipelines and energy services our growing economy demands. We have a strong record of community engagement, environmental stewardship and safe, reliable pipeline performance.

2017 named executives

•	Michael (Mick) Dilger, President and CEO
•	Scott Burrows, Senior Vice President and CFO
•	Paul Murphy, Senior Vice President and Corporate Services Officer
•	Stuart (Stu) Taylor, Senior Vice President, Marketing and New Ventures and Corporate Development Officer
•	Harold (Harry) Andersen, Senior Vice President, External Affairs and Chief Legal Officer

Our goal is to provide highly competitive and reliable returns through monthly dividends while enhancing the long-term value of our shares.

Our executive compensation program is designed to link strategy, performance and compensation while building equity ownership. This approach motivates our executives to keep the focus on long-term success and aligns compensation awards with our shareholders’ interests.

You can read more about our compensation strategy starting on page 53.

2017 was a successful year

Despite lingering uncertainty and volatility in the broader energy sector, Pembina had another very successful year: we continued to deliver stable and growing financial and operational performance and successfully placed over $5 billion of projects into service and progressed plans to secure our next phase of growth, operated safely and reliably and strengthened our relationships with the communities where we live, work and play.

In 2017, we continued to deliver outstanding financial and operating results. Revenue volumes in our Gas Services business increased by 26 percent to 1,056 million cubic feet per day (MMcf/d) as a result of the acquisition of a full year contribution from the Kakwa River facility, the Musreau III facility and the Resthaven facility expansion, higher realized revenues at the Saturn complex and the start-up of the Duvernay I gas plant in late 2017. In our Conventional Pipelines business, revenue volumes increased by 16 percent to 757 thousand barrels per day (mbpd) as a result of expansions to Pembina’s pipeline systems, including the Phase III pipeline expansion program completed on June 30, 2017 as well as on the Vantage pipeline system. In the midstream business, sales volumes remained relatively flat year over year, but revenue increased to $4 billion compared to $3.2 billion driven by the start-up of the third fractionator at Redwater on July 1, 2017, improvements in commodity prices and increased storage opportunities. These factors, further supported by newly commissioned assets across our operations, contributed to record adjusted EBITDA of $1.7 billion and adjusted cash flow per share of $3.27 (adjusted EBITDA and adjusted cash flow per share are non-GAAP measures – see page 87 for details). Overall, Pembina placed over $5 billion of major projects into service through 2017 and we were able to secure approximately $1.4 billion of new growth to help continue driving long-term shareholder value.

Our corporate strategy

Our strategy has four components:

•	preserve value by providing safe, responsible, cost-effective and reliable service
•	diversify our asset base along the hydrocarbon value chain by providing integrated service offerings that enhance profitability
•	pursue projects or assets that are expected to generate increased cash flow per share and capture long-life, economic hydrocarbon reserves
•	maintain a strong balance sheet through the application of prudent financial management to all business decisions.

Another key highlight for 2017 was the transformational acquisition of Veresen on October 2, 2017 with an acquisition cost of $6.4 billion, enhancing our future growth opportunities.

Pembina Pipeline Corporation • Management information circular	43

We are also very proud to share that we had an outperform year in the areas of safety and environment. This illustrates that individual decisions on a daily basis add up to extraordinary results.

2015-2017 Pay at a glance

The table below shows you the grant value of our CEO’s compensation in each of the last three years, and the realized and realizable value of those awards as of December 31, 2017. It also shows you the average of this information for the other named executives for 2017.

See pages 59 and 71 for more information about Mr. Dilger’s performance and compensation in 2017.

Target total direct compensation (Target TDC) includes base salary as of the end of the relevant year, the target annual incentive award (1.0x) and the grant value of the medium- and long-term incentive awards for the calendar year, calculated on the date of grant.

Realized/realizable pay includes:

•	base salary, the annual incentive award paid for the year, realized medium-and long-term incentive awards (the payout of vested RSUs and PSUs, including RSUs and PSUs accrued as dividend equivalents to the payment date, and the value of stock options exercised, if any, during the period); and
•	the value at December 31, 2017 of unrealized medium- and long-term incentive awards (RSUs and PSUs outstanding, RSUs and PSUs accrued as dividend equivalents to the end of the year, and in-the-money stock options). We have estimated the realizable value of the 2016 and 2017 PSU grants using year-end 2017 financial forecasts.

Key performance measures and link to business strategy

The table below is a summary of the key performance measures that determine how our named executives are paid. Compensation increased in 2017 to recognize excellent performance against these measures, and to keep us in line with our peers. You can find more details about the key performance measures and results starting on page 62.

You will find a complete discussion of what we paid our named executives in 2017 and why starting on page 59, and a discussion of each named executive’s accomplishments this year starting on page 71.

Pembina Pipeline Corporation • Management information circular	44

Performance measure	Results	Strategic link
Financial

• Adjusted cash flow from operating activities per share[1] was $3.27, or approximately 14 percent above our target

• Adjusted EBITDA[1] was $1.7 billion, approximately 18 percent over our target

• Raised approximately $1.6 billion of capital in 2017 through the issuance of medium-term notes at rates from 2.99 percent to 4.74 percent, and preferred shares

Maintain a strong balance sheet
Safety and environment	• Scored 1.9 on key measures • Had zero pipeline integrity related failures in 2017. Pembina safely delivered 100% of volume shipped.	Implement growth in a safe and environmentally responsible way
Commercial and operational

• Secured approximately $1.4 billion in new growth projects

• Successfully and safely placed into service over $5 billion of new projects

• Increased capital spend to $1.8 billion or 5% from 2016 and achieved performance that has been essentially on time and on budget (approximately 10% under budget)

• Acquired Veresen with an acquisition cost of approximately $6.4 billion

Diversify our asset base to enhance profitability
Shareholder value	• Three-year total shareholder return (TSR) was 28.21%, higher than the median of our peer performance group of 6.56% • Increased the common share dividend by 12.5%	Enhance the long-term value of our shares

1 See About non-GAAP measures on page 87.

The board and senior management also made progress in building top talent and creating a strong leadership culture:

•	maintained and updated succession plans for all executive level positions by identifying candidates and executing on development plans for key individuals;
•	executed on succession plans with January 1, 2018 effective organizational changes;
•	hired over 300 new employees;
•	maintained a voluntary attrition rate of less than four percent, excluding retirements;
•	filled approximately 60 positions with internal candidates in 2017, promoting several leaders in various parts of the organization as part of our development plans and corporate reorganization.

Changes to our compensation program

The committee reviews our compensation philosophy and practices every year with assistance from Mercer to make sure compensation continues to be effective, is in line with what our peers are paying, is fair and reasonable, motivates our management team, retains talent, and attracts and supports new talent when needed. The board, on recommendation by the committee, made the following changes to our director and executive compensation programs in 2017 and for 2018.

Director compensation

Changes in 2017: Reviewed and recommended changes to the director compensation peer group to align with changes made to the executive compensation peer group (see page 54).

Changes for 2018: Reviewed and recommended the following changes to director compensation to better align with the new peer group:

•	increased board chair and member retainers
•	eliminated meeting attendance fees
•	introduced guidelines for travel reimbursement.

Pembina Pipeline Corporation • Management information circular	45

Executive compensation

Changes in 2017: Reviewed and recommended changes to the compensation and performance peer group to more closely reflect the energy and utilities sector of the TSX 60 (see page 54).

In 2018, the committee plans to:

•	continue to evaluate executive compensation against our new peer group to ensure we remain competitive with our peers;
•	review and make any necessary adjustments to the short-term incentive plan to reflect our size and complexity;
•	continue to review and make any necessary adjustments to the mix of RSUs, PSUs and options awarded to the executives; and

• continue to review compensation risk associated with compensation programs and policies.

Compensation governance

The board of directors has ultimate responsibility for compensation at Pembina. The human resources and compensation committee assists the board in establishing and overseeing director and executive compensation, pension and benefit plan design, CEO performance goals and assessment and succession planning. See page 39 for information about the committee, its responsibilities and its activities in 2017.

Here’s where you can read about the key elements of our compensation program:

		page
✓	Oversight by qualified, independent directors	46
✓	Compensation aligned with risk management	47
✓	Equity ownership and retention requirements	48
✓	Advice from independent compensation experts	49
✓	Compensation linked to performance and strategy	53
✓	Compensation in line with peers	54
✓	A significant portion of compensation is deferred and at risk, encouraging a long-term view of shareholder value	58
✓	Incentive plan funding based on performance against targets linked to strategy, and performance compared to our peers	60-68
✓	Cap on cash bonus	61
✓	A disciplined process for making annual compensation decisions	56
✓	An extensive risk-assessment before compensation is finalized, including stress testing	47
✓	Clawback policy	48
✓	Anti-hedging policy	49

The human resources and compensation committee includes five directors, all of whom are independent. Each member has worked in leadership roles and has broad industry knowledge. They also have a mix of experience in operations, corporate strategy, executive compensation and financial matters. Together, they have the experience, skills and qualities necessary to make sure the committee carries out its mandate effectively.

The table below shows the experience of the current members of the committee. The governance and nominating committee looks at the mix of skills and experience every year to make sure it remains appropriate.

Pembina Pipeline Corporation • Management information circular	46

	Related experience	Key biographical details
David LeGresley (chair) [1] (see his biography on page 15)	• Executive leadership • Human resources/ compensation • Corporate governance • Finance

•  former senior executive in the financial sector

•  has served as the chair and director of a number of companies

•  has a Bachelor of Applied Science (engineering) and a Master of Business Administration

•   member of the committee since May 5, 2017

Lorne Gordon[2]	• Executive leadership • Human resources/ compensation • Corporate governance • Finance

•  former energy and pipeline president and CEO

•  held his Chartered Accountant Designation from 1971 until 2000

•  has over 30 years of experience in senior executive roles

•  member of the committee since 2015

Gordon Kerr (see his biography on page 14)	• Executive leadership • Human resources/ compensation • Corporate governance • Finance

•  former energy industry president and CEO

•  has a Bachelor of Commerce, a Chartered Accountant designation and is a Fellow of the Institute of Chartered Accountants in Alberta

•  served as a director and chair of the Canadian Association of Petroleum Producers and as a member of the Canadian Council of Chief Executives

•  member of the committee since 2015

Leslie O’Donoghue (see her biography on page 17)	• Executive leadership • Human resources/ compensation • Corporate governance • Legal

•  Executive Vice President & Chief Strategy & Corporate Development Officer at Nutrien Ltd., a TSX and NYSE listed public company

•  has a Bachelor of Economics and a Bachelor of Laws

•  member of the committee since 2012

Henry Sykes (see his biography on page 20)	• Executive leadership • Human resources/ compensation • Corporate governance • Legal

•  Former energy industry president and director

•  Past Chair and member of the boards of Arts Common and the Arctic Institute of North America

•  has a Bachelor of Economics and a Bachelor of Laws

•  member of the committee since October 2, 2017

1 Mr. LeGresley was selected as the new Committee Chair in May 2017.

2 Lorne Gordon is not standing for re-election at the meeting and will no longer be a member of the human resources committee as of the meeting date. If the board appoints a new director to the committee, it will first make sure he or she is fully independent and has the necessary qualifications. As of the date hereof, the board has determined that all of the nominated directors are independent except Mr. Dilger, who is our President and Chief Executive Officer.

Managing compensation risk

The board is responsible for understanding the principal risks of our business and assessing the balance between risk and potential return to help make sure we promote shareholder value over the long term. We use a broad-based, systematic approach to identifying, assessing, reporting and managing the significant risks we face in our business and operations. The risk management committee meets at least quarterly to review the performance, appropriateness and the current business environment surrounding our risk management activities, and reports its findings to the human resources and compensation committee.

Within this context, the human resources and compensation committee reviews and recommends to the board our compensation program and practices to:

•	align executive compensation with our short and long-term goals;
•	reflect financial, operating and share performance, dividend payments and individual accomplishments; and

•	ensure that compensation aligns with the interest of our shareholders, and encourages the right behaviour.

Pembina Pipeline Corporation • Management information circular	47

This includes, among other things:

•	understanding the impact of operating and share price performance over a five-year period to assess the effect of different performance scenarios on future incentive payouts;
•	using balanced measures, including qualitative and quantitative goals, to determine annual incentive compensation;
•	incorporating time and performance vesting features in medium and long-term incentives;
•	using target ranges for the annual and long-term incentive plans to make sure grants are effectively linked to actual performance and not unduly influenced by one-time events;
•	capping the amount executives can receive under the short-term incentive plan and PSU plan; and
•	having a balanced mix of short, medium and long-term compensation components to eliminate reliance on a single or a limited number of factors to determine potential awards and diversify potential reward scenarios.

The human resources and compensation committee also takes measures to prevent risks that could have a material adverse effect on our company, through appropriate compensation governance measures, which include:

•	building a strong governance culture and ensuring effective oversight;
•	implementing share ownership guidelines and retention periods;
•	prohibiting executives and directors from hedging equity awards and building in safeguards against insider trading;
•	applying a consistent compensation structure for the CEO, executives and employees;
•	implementing a clawback policy that aligns with legislative requirements;
•	requiring the full board to review and approve compensation recommendations for the CEO and his direct reports; and
•	engaging an independent compensation consultant to complete a compensation risk assessment, looking at pay mix, incentive plan funding, leverage and caps, performance measures, pay for performance, quantum of incentives, plan governance and risk mitigation.

The committee also makes sure our compensation plans and employee benefit programs are administered according to the laws and stock exchange policies that apply to us, and our compensation objectives. The board has not identified any material risk in our compensation program or practices that have an adverse impact on the company.

Clawback policy

We recognize the importance of clawback provisions in promoting ethical conduct and strong compensation governance practices and introduced a clawback policy in August 2015.

The policy applies to the CEO and all senior vice presidents and requires repayment of:

•	any incentive or equity-based compensation awarded based on incorrect data where we are required to restate our financial statements because of material non-compliance with any financial reporting requirement under any applicable securities laws
•	incentive or equity-based compensation if the board finds a senior officer has committed fraud, a breach of fiduciary duty or willful or reckless misconduct.

The board can, at its sole discretion, use reasonable efforts to recover compensation paid or granted to the officer, including cancelling unvested awards and recovering profits realized from trading Pembina securities.

Building equity ownership and retention

The committee believes officers and directors should show their commitment to Pembina by owning equity in the company. The committee introduced share ownership guidelines on November 12, 2010. The guidelines require the CEO, senior vice presidents and directors to own a certain multiple of their base salary or retainer in common shares, RSUs or DSUs. See page 51 to read about our guidelines for directors and page 53 for our guidelines for the named executive officers. The employment agreements we have with the named executives require them to maintain their minimum share ownership for one year after termination of the agreement, except if termination occurs as a result of a change of control or a constructive dismissal.

Pembina Pipeline Corporation • Management information circular	48

Anti-hedging

To keep executives and directors motivated to continue to build shareholder value, our insider trading and reporting policy prohibits them from speculating in Pembina securities to reduce the price risk associated with any Pembina common shares or other securities they hold (including buying securities on margin, short selling, selling call options or buying put options).

Continuous improvement

The committee reviewed a number of regulatory developments and emerging best practices about executive compensation this year, as part of its commitment to compensation best practices, and is once again providing shareholders with a say on pay advisory vote.

Independent advice

The committee has been working with Mercer since 2002 as its independent compensation consultant and retains Mercer to review executive compensation and benefit programs and provide objective advice. Mercer reports directly and exclusively to the committee, but may, at the committee’s direction, work cooperatively with management to review or prepare material for the committee to review.

The committee takes Mercer’s information and recommendations into consideration, but the committee’s decisions are its own responsibility. Mercer has completed an independence test and demonstrated their independence to the human resources and compensation committee’s satisfaction.

Mercer’s mandate in 2017 included:

•	preparing information about market trends and issues;
•	preparing benchmark market data for director and officer compensation;
•	assessing the competitiveness of our compensation;
•	attending each committee meeting including an in camera portion at each meeting; and
•	preparing officer tally sheets and assessing the pay and performance relationship.

Mercer was paid the following fees for professional services in 2016 and 2017:

($ thousands)	2016 ($)	2017 ($)
Executive compensation-related fees	162.3	229.1
Fees for services related to determining compensation for our directors and officers
All other fees	187.8	235.4
Fees for pension administration, actuarial valuation of our defined benefit pension plan and general advice related to compensation and benefits, including renewal and repricing of our benefit plans, an annual compensation survey and miscellaneous consulting services related to employee compensation and human resources matters[1]
Total	350.1	464.5

1 The committee does not pre-approve these services.

The committee reviewed Mercer against the following six factors and confirmed its independence for 2017:

•	the other services Mercer provides to Pembina;
•	Mercer’s bills to Pembina as a percentage of Mercer’s total revenues;
•	Mercer’s policies and procedures to prevent conflicts of interest;
•	whether the Mercer advisor has any business or personal relationships with a member of the compensation committee;
•	whether the Mercer advisor, and his or her immediate family, own any Pembina shares; and
•	whether Mercer or its advisor has any business or personal relationships with a Pembina executive.

Management may retain other advisors from time to time, if necessary.

Pembina Pipeline Corporation • Management information circular	49

Director compensation

We pay non-executive directors an annual retainer (in cash and equity) and additional amounts for committee memberships and chairing committees. This comprehensive compensation package:

•	acknowledges the expertise, time, due diligence and counsel that each director contributes to the board;
•	aligns the near and long-term interests of directors with those of our shareholders; and
•	is competitive with the market.

The President and CEO does not receive director compensation because he is compensated in his role as President and CEO.

Director compensation package

In 2017, we reviewed director compensation against changes to our peer group (see page 54), and made several changes that took effect on January 1, 2018:

•	increased board chair and member retainers
•	eliminated meeting attendance fees
•	introduced guidelines for travel reimbursement.

In 2016 we started paying directors who are U.S. residents in U.S. dollars, to make director compensation more competitive, and attract more U.S. directors to our board.

The table below shows our director fee schedule for 2016, 2017 and 2018.

		2016 ($)	2017 ($)[2]	2018 ($)[2]
Retainers
Board chair	Annual retainer	325,000	325,000	360,000
Board member	Annual retainer	155,000	155,000	190,000
Committees	Audit committee chair retainer	21,000	21,000	28,500
	HRC committee chair retainer	15,000	15,000	22,500
	HSE committee chair retainer	10,000	10,000	17,500
	Governance and nominating committee chair retainer	10,000	10,000	17,500
	Major capital projects committee chair retainer[1]	10,000	–	–
	Audit committee member retainer	7,500	7,500	15,000
	Committee member retainer	5,000	5,000	12,500
Meeting attendance fees[3]
	Board meeting attendance fee	10,000 (per year)	10,000 (per year)	–
	Committee meeting attendance fee	7,500 (per year)	7,500 (per year)	–
[1]	The major capital projects committee was discontinued effective February 2017 and no meetings were held in 2017.
[2]	Ms. Ainsworth and Mr. Rubin are U.S. residents and their fees are paid in U.S. dollars.
[3]	Starting in 2018, directors will no longer be paid meeting attendance fees.

Directors are required to take at least 40 percent of total director compensation as equity, to help make sure they can meet their share ownership guideline within five years of joining the board. The rest of the compensation is paid in cash, quarterly in arrears.

In 2017, the equity portion of the retainer was paid in DSUs under our deferred share unit plan. A DSU is a notional share that has the same value as one Pembina common share. Its value changes with our share price. DSUs do not have voting rights but they accrue dividends as additional DSUs, at the same rate as dividends paid on our common shares. DSUs vest when they are credited to the director’s account, but are only paid out after the director retires from the board (and must be redeemed within a year of retirement). The amount the director receives on redemption is calculated by multiplying the number of DSUs he or she holds (including credited dividend equivalents) by the weighted average trading price of common shares on the TSX for the last five trading days before the redemption date.

Pembina Pipeline Corporation • Management information circular	50

Compensation in line with our peers

To make sure we can attract and retain talented directors, we compensate them in a way that is fair and competitive, targeting compensation at the median offered by our director compensation peer group.

The committee engages outside consultants every year to compare our director compensation practices and levels with companies we compete with for talent. The 2017 director compensation peer group includes 14 publicly-listed companies from the oil and gas and energy utility sectors. These are the same 14 companies that make up the named executive officer compensation peer group for 2017 (see page 54 for a listing and a discussion of the selection process).

Building equity ownership

We believe directors should be aligned with the interests of shareholders and show their commitment to Pembina by owning equity, so we introduced share ownership guidelines in 2010.

Non-management directors must own three times their annual board retainer in Pembina equity. Common shares and DSUs (including the DSUs they accrue as dividend equivalents) can be used to meet the guideline, but at least 50 percent of the equity must be in common shares.

New directors must meet the guidelines within five years from the date of their appointment. The table below shows the equity holdings of the nominated directors as of the date of this circular. As of the date of this circular, all of the directors were in compliance with the guidelines in that they meet the equity ownership requirements or have time left in order to achieve them.

As at March 16, 2018, non-management directors as a group beneficially owned, directed or controlled 759,433 common shares and 131,117 DSUs totaling $36,225,418.

	Number of common shares	Value of common shares[1] ($)	Value of DSUs[2] ($)	Estimated total value of equity holdings ($)	Share ownership guideline ($)	Meets share ownership guidelines
Randall Findlay	134,049	5,453,113	620,289	6,073,402	1,080,000	Yes
Anne-Marie Ainsworth[3]	19,823	804,967	389,877	1,194,844	742,824	Yes
Douglas Arnell[4]	214	8,706	220,119	228,825	570,000	on track
Maureen Howe	12,588	512,080	178,300	690,380	570,000	Yes
Gordon Kerr	8,400	341,712	871,162	1,212,874	570,000	Yes
David LeGresley	57,709	2,347,602	886,132	3,233,734	570,000	Yes
Robert Michaleski	465,256	18,926,614	407,573	19,334,187	570,000	Yes
Leslie O’Donoghue	30,288	1,232,116	684,156	1,916,272	570,000	Yes
Bruce Rubin[3,4]	10,000	406,077	208,160	614,237	742,824	on track
Jeffrey Smith	11,000	447,480	780,039	1,227,519	570,000	Yes
Henry Sykes[4]	10,106	411,112	88,032	499,144	570,000	on track

[1]	Calculated using $40.68 per share (the closing price of our common shares on the TSX on March 15, 2018).
[2]	DSU value is estimated at $40.68 per share (the closing price of our common shares on the TSX on March 15, 2018). Includes DSUs that accrue as dividend equivalents.
[3]	Ms. Ainsworth and Mr. Rubin are U.S. residents and their fees are paid in U.S. dollars. To be consistent with the guidelines, Ms. Ainsworth’s and Mr. Rubin’s equity ownership requirements are also in U.S. dollars, and converted to Canadian dollars using the exchange rate of 1.3032 on March 15, 2018. The value of their common shares is calculated using US$31.16 per share (the closing price of our common shares on the NYSE on March 15, 2018) and converted to Canadian dollars using the exchange rate of 1.3032 on March 15, 2018.
[4]	Mr. Arnell and Mr. Sykes were appointed to the board effective October 2, 2017 and have five years from that date to meet the share ownership guidelines. Mr. Rubin was appointed to the board effective May 5, 2017 and has five years from that date to meet the guidelines.

Pembina Pipeline Corporation • Management information circular	51

Director summary compensation table

The table below shows the value of all compensation paid to directors in 2017.

	Total fees earned[1] ($)	Share-based awards[2] ($)	All other compensation ($)	Total compensation ($)
Randall Findlay (chair)	208,500	139,017	-	347,517
Anne-Marie Ainsworth[3]	146,567	105,168	-	251,735
Douglas Arnell[4]	-	36,946	-	36,946
Lorne Gordon[5]	-	190,009	-	190,009
Maureen Howe[4]	7,496	29,967	-	37,463
Gordon Kerr	-	201,481	-	201,481
David LeGresley	-	203,662	-	203,662
Robert Michaleski	88,750	88,767	-	177,517
Leslie O’Donoghue	48,195	143,772	-	191,967
Bruce Rubin[3,6]	53,665	86,150	-	139,815
Jeffrey Smith	5,850	189,136	-	194,986
Henry Sykes[4]	22,175	14,787	-	36,962
Total	581,198	1,428,862	-	2,010,060
[1]	The portion of retainers and meeting fees awarded, earned, paid or payable which directors elected to receive in cash, for services in 2017.
[2]	The portion of retainers and meeting fees elected to be received in DSUs and granted to the directors for 2017, estimated using $43.62 per share (the volume-weighted average trading price of our common shares on the TSX as at June 7, 2017). We used the intrinsic value method at the date of the grant to calculate fair value, which is also how we account for the compensation cost of the deferred share unit plan for accounting purposes. DSUs are paid out when a director retires from the board and redeemed for cash using the weighted average of the closing price of common shares on the TSX for the last five trading days before the redemption date.
[3]	Ms. Ainsworth and Mr. Rubin are U.S. residents and their fees are paid in U.S. dollars. Their fees and share-based awards have been converted to Canadian dollars using the exchange rate of 1.2545 on December 29, 2017.
[4]	Mr. Arnell, Ms. Howe and Mr. Sykes were appointed to the board effective October 2, 2017.
[5]	Mr. Gordon is not standing for re-election at the meeting and will be stepping down from the board as of the meeting date.
[6]	Mr. Rubin was appointed to the board effective May 5, 2017.

Incentive plan awards

The table below shows all DSUs held by directors as at December 31, 2017. We do not grant options to directors.

We estimated the value of DSUs awarded at $45.51 per share (the closing price of our common shares on the TSX on December 29, 2017).

		Number of DSUs held		Total value of share-based awards on December 31, 2017 ($)
	Awarded	Accrued as dividend units	Total
Randall Findlay (chair)	10,770	975	11,745	534,515
Anne-Marie Ainsworth	6,447	536	6,983	317,796
Douglas Arnell	847	-	847	38,547
Lorne Gordon[1]	15,204	1,387	16,591	755,056
Maureen Howe	687	-	687	31,265
Gordon Kerr	14,708	1,305	16,013	728,752
David LeGresley	15,555	1,404	16,959	771,804
Robert Michaleski	7,006	637	7,643	347,833
Leslie O’Donoghue	11,893	1,130	13,023	592,677
Bruce Rubin	1,975	49	2,024	92,112
Jeffrey Smith	13,103	1,089	14,192	645,878
Henry Sykes	339	-	339	15,428
[1]	Mr. Gordon is not standing for re-election at the meeting and will be stepping down from the board as of the meeting date.

Pembina Pipeline Corporation • Management information circular	52

Executive compensation

Our compensation strategy

Our executive compensation links corporate strategy, performance and compensation while building equity ownership. This approach motivates our executives, rewards our shareholders and keeps the focus on our long-term success.

We align pay with strategy and performance by:

•	fostering a pay-for-performance philosophy whereby the majority of executive compensation is variable and linked to performance;
•	using performance measures that are directly tied to our corporate strategy and support our growth;
•	linking the payout of our performance-based medium-term incentive to our performance relative to our peers; and
•	paying compensation out over time, to take into account the multi-year development horizons of our major energy infrastructure projects.

See page 62 for information about the performance measures we use in our incentive plans and how these are linked to our strategic priorities.

We also review the program every year through third party consultants to ensure it continues to support shareholder interests, to make sure it continues to be effective, is in line with what our peers are paying, is fair and reasonable, motivates our current team and attracts new talent when needed.

Building equity ownership

We have share ownership guidelines for the CEO and senior vice presidents because we believe owning Pembina shares demonstrates their commitment to the company.

The CEO and senior vice presidents must own, directly or indirectly, a multiple of their base salary in common shares and/or RSUs (including the RSUs they accrue as dividend equivalents). The following table shows the required multiple for the named executives, which increases by level of responsibility. At least 50 percent of the share ownership requirement must be in common shares. Officers who are appointed to a position that has a higher share ownership requirement have five years from the date of their new appointment to meet the guidelines.

All named executives are required to hold the shares for one year after leaving the company.

The table below shows the equity ownership guidelines and the holdings of each named executive as of the date of this circular. As of this date, all named executives are in compliance in that they meet the equity ownership requirements or have time left in order to achieve them.

Pembina Pipeline Corporation • Management information circular	53

	Required ownership as a multiple of base salary	Number of common shares	Value of common shares[1] ($)	Value of RSUs[2] ($)	Estimated total value of equity holdings ($)	Share ownership guideline ($)	Meets share ownership guidelines
Michael Dilger President and CEO	4x	250,000	10,170,000	648,801	10,818,801	3,700,000	yes
Scott Burrows[3] Senior Vice President and CFO	2x	8,551	347,855	402,602	750,457	930,000	on track
Stuart Taylor Senior Vice President, Marketing and New Ventures and Corporate Development Officer	2x	15,638	636,154	372,930	1,009,084	930,000	yes
Paul Murphy Senior Vice President and Corporate Services Officer	2x	17,119	696,401	372,930	1,069,331	930,000	yes
Harold Andersen[3] Senior Vice President, External Affairs and Chief Legal Officer	2x	8,575	348,831	301,521	650,352	760,000	on track
[1]	Calculatedat $40.68 per common share (the closing price on the TSX on March 15, 2018).
[2]	Estimated at $40.68 per common share (the closing price on the TSX on March 15, 2018). Includes RSUs that accrue as dividend equivalents. You can find details about our share unit plan on page 64. This number includes all RSUs outstanding as of March 16, 2018.
[3]	Mr. Burrows and Mr. Andersen have five years from the date of their promotions on July 1, 2017 to meet the guidelines.

Compensation in line with our peers

To make sure executive compensation is fair and competitive, we benchmark our compensation against a peer group of companies we compete with for talent.

The committee reviews an annual compensation survey provided by Mercer and compensation data published in other management information circulars and then, in consultation with Mercer, chooses a list of companies from the oil and gas and energy utilities sectors that are comparable in scope, measured by trailing 12-month revenue, EBITDA, total assets, market capitalization and enterprise value.

From this list, the committee creates two peer groups:

•	the compensation peer group, which is a combination of the companies in the Mercer survey and other companies whose management information circulars are reviewed. Data from these companies is used to set base salary, total cash compensation and total direct compensation. It includes companies from the oil and gas and energy utilities sectors; and
•	the performance peer group, which is mostly a sub-set of the public companies in the compensation peer group, is used to assess our relative corporate performance when paying out performance share units (PSUs) under our medium-term incentive plan, at the end of the performance period.

Pembina Pipeline Corporation • Management information circular	54

The compensation peer group for 2017 compensation was recommended to the board by the human resources and compensation committee in October 2016. The 2017 peer group was determined based on recommendations by Mercer provided in 2016, to align it further with the TSX 60, removing Veresen, Gibson Energy Inc. and TransAlta Corp. because they were much smaller and less complex than Pembina and not TSX 60 companies.

In October 2017, we made additional changes to our compensation peer group based on recommendations by Mercer, to more closely reflect specifically the TSX 60 Energy and Utilities sector, removing ARC Resources Ltd. and ATCO Ltd. and adding Imperial Oil Ltd. and Suncor Energy Inc. These changes will take effect for 2018 compensation decisions. The 2018 compensation peer group comprises companies of similar size to Pembina, averaging at the 50th percentile across all metrics. For the performance peer group, we removed Veresen after it was acquired on October 2017, and will replace it with Kinder Morgan Canada Limited in 2018.

The table below shows the 2016, 2017 and 2018 compensation and performance peer groups.

	Compensation peer group (used to set target compensation, base salaries and target short-term incentives)			Performance peer group (used to determine our relative total shareholder return (TSR) and to calculate the PSU multiplier (see pages 65 and 66)
	2016	2017	2018	2016	2017	2018
Oil and Gas – pipeline/midstream
AltaGas Ltd.	x	x	x	x	x	x
Enbridge Inc.	x	x	x	x	x	x
Enbridge Income Fund				x	x	x
Gibson Energy Inc.	x			x	x	x
Inter Pipeline Ltd.	x	x	x	x	x	x
Keyera Corp.	x	x	x	x	x	x
Kinder Morgan Canada						x
TransCanada Corp.	x	x	x	x	x	x
Valener Inc.				x	x	x
Veresen Inc.	x			x	x
Oil & Gas – exploration and production
ARC Resources	x	x
Canadian Natural Resources	x	x	x
Cenovus Energy Inc.	x	x	x
Crescent Point Energy Corporation	x	x	x
Encana Corp.	x	x	x
Husky Energy Inc.	x	x	x
Imperial Oil Ltd.			x
Suncor Energy Inc.			x
Utilities
ATCO Ltd.	x	x
Canadian Utilities Limited				x	x	x
Emera Inc.	x	x	x	x	x	x
Fortis Inc.	x	x	x	x	x	x
TransAlta Corp.	x
Total	17	14	14	12	12	12

The committee also refers to the survey data of similar companies in the sector as necessary when benchmarking compensation for the executives, to be sure the sample size is large enough.

Pembina Pipeline Corporation • Management information circular	55

Compensation process

Establish performance goals

In February of each year, management recommends to the human resources and compensation committee for review and recommendation to the board for approval:

•  qualitative and quantitative corporate, business unit and individual performance goals for the short-term incentive plan; and

•  quantitative performance goals for the performance share units under the medium-term incentive plan.

Performance goals include the core commercial, financial, safety and operational objectives in our strategic plan, which is prepared by the executives and approved by the board. This includes the CEO’s performance goals.

The committee reviews and, in conjunction with management, modifies as required, and recommends the performance goals to the board for approval.

Review competitiveness

Before the end of November every year, the committee:

•  carries out an annual benchmarking review of total compensation, with the help of its independent consultant;

•  establishes and recommends to the board for approval a compensation peer group to use as a reference point for assessing compensation competitiveness; and

•  establishes a performance peer group used as part of the performance vesting conditions for the performance share units under the long-term incentive plan.

Recommend compensation plan design changes and target total compensation

Plan design

Management reviews our compensation and benefit programs and makes recommendations to the committee for review and approval in February of each year. The committee recommends to the board any changes to the compensation program.

Target compensation

The CEO makes recommendations to the committee for target total compensation and compensation mix for each executive. The committee, with input from its independent consultant:

•  reviews the CEO’s compensation recommendations for executives;

•  determines target total compensation and compensation mix for the CEO;

•  recommends to the board target total compensation and compensation mix for the year for the CEO and executives. Target total compensation is usually set at the 50th percentile of the compensation peer group, but the board can use its judgment to set it higher or lower, typically between the 25th and 75th percentile depending on the skill, competency and experience of each executive; and

•  determines if any plan changes are required.

Assess corporate performance

At the end of each year, management prepares an analysis of corporate performance against the approved performance goals.

The committee:

•  reviews management’s analysis;

•  consults with external advisors;

•  reviews our performance against the performance peer group;

•  considers the results in the context of market and economic conditions, extraordinary internal and market-related occurrences and other extenuating circumstances; and

•  approves and recommends to the board funding of the short-term incentive and medium-term incentive based on results.

Pembina Pipeline Corporation • Management information circular	56

Determine compensation

The CEO makes recommendations to the committee on each element of compensation for each officer based on corporate, business unit and individual performance.

The committee, with input from its independent consultant, determines total compensation and each element of compensation for the CEO and reviews the CEO’s recommendations for the other senior vice presidents.

The committee’s recommendations to the board and review are based on the following:

•  recommendations from the CEO;

•  performance against corporate and business unit goals;

•  individual experience, individual performance, internal pay equity, development and/or succession status, and other individual or organizational circumstances;

•  competitiveness of total compensation, based on our corporate performance; and

•   the proportion of each compensation component relative to total compensation, with the expectation that the senior vice presidents should have the highest amount and proportion of compensation at risk.

While the short, medium and long-term incentive plans include specific calculations to determine compensation eligibility, the committee believes that the rigid application of fixed formulas can result in unduly high or low rewards. The committee can therefore use its judgment to respond to unexpected developments in the energy sector and internal and market-related events to make compensation decisions it believes are appropriate, using the compensation peer group as a guideline.

Finalize compensation awards

The committee, with input from its independent consultant:

•  prepares a report for the board that explains the factors and criteria its compensation recommendations are based on, including the relationship of corporate performance to compensation and how compensation supports our strategy and the achievement of our corporate objectives; and

•  presents its recommendations to the board for approval.

The board can also use its judgment to respond to developments, using the compensation peer group as a guideline.

Compensation elements

Our executive compensation program includes fixed and variable compensation, as well as a competitive package of benefits.

We generally target total direct compensation (salary plus incentives) at the 50th percentile of our peer group, but the board can use its judgment to set targets between the 25th and 75th percentiles depending on the skill, competency and experience of each executive.

	Component	Objective	Form	Performance period
Fixed compensation	Base salary	Compensate executives for performing day-to-day responsibilities	• cash	ongoing
Variable compensation	Short-term incentive	Motivate executives to meet annual corporate, business unit and individual goals	• annual cash bonus	one year
	Medium-term incentive	Align compensation with medium-term corporate performance compared to our peers, and the interests of shareholders	• RSUs • PSUs	three years (RSUs vest 1/3 each year, PSUs vest after three years)

Pembina Pipeline Corporation • Management information circular	57

	Component	Objective	Form	Performance period
	Long-term incentive	Align compensation with long-term corporate performance, and the interests of shareholders	• stock options	seven years (stock options vest over three years)
Other compensation	Benefits	Provide market competitive benefits

•  group life, accidental death and dismemberment, disability and extended health and dental insurance

•  savings plan (Pembina matches employee contributions to a maximum of 5 percent of annual salary)

•  non-taxable health spending account or taxable wellness spending account ongoing
	Pension (see page 79)	Provide market competitive benefits	• defined benefit plan • defined contribution plan	ongoing
	Perquisites	Provide market competitive benefits	• select perquisites to offset expenses, the cost of business meetings and relationship management, including a car allowance, parking and business club memberships	ongoing

Compensation mix

The committee determines the mix of components every year based on its review of competitive data, consistent with our overall compensation philosophy and its own judgment.

The graphs below show the 2017 target total direct compensation mix for the CEO and an average for our other named executives. The short, medium and long-term incentives are considered to be at risk because their value is based on specific performance criteria and payout is not guaranteed.

This year 80 percent of the CEO’s target total direct compensation and an average of 70 percent for the other named executives was at risk, directly aligning corporate, business unit and individual performance with the interests of shareholders.

Pembina Pipeline Corporation • Management information circular	58

2017 Compensation

The board reviewed Pembina’s 2017 performance, analysis and recommendations of the human resources and compensation committee, and approved the following decisions on executive pay.

Total direct compensation

The table below shows total direct compensation paid or granted to the named executives for 2017, compared to 2016. Total direct compensation includes earned base salary, short-term incentive awards, and the grant value of medium and long-term incentive awards. See below for a discussion of each component.

See page 71 for a discussion of each named executive’s accomplishments this year.

Value of direct compensation received1

	2016 ($)	2017 ($)	Change	2017 amount at risk
Michael Dilger President and CEO	4,459,167	5,329,367	19.5%	83.0%
Scott Burrows Senior Vice President and CFO	1,375,579	1,719,470	25.0%	74.7%
Stuart Taylor Senior Vice President, Marketing and New Ventures and Corporate Development Officer	1,618,975	1,796,871	11.0%	74.4%
Paul Murphy Senior Vice President and Corporate Services Officer	1,603,855	1,725,726	7.6%	73.3%
Harold Andersen Senior Vice President, External Affairs and Chief Legal Officer	1,016,507	1,297,506	27.6%	72.5%

[1]	See the summary compensation table on page 76 for information about how we calculate the value of RSUs, PSUs and options.

Base salary

Base salaries are reviewed annually and set based on market conditions, individual performance, level of responsibility, retention and internal equity considerations.

The following table shows each named executive’s annual base salary at the end of the year. Mr. Dilger’s and Mr. Burrows’ salaries increased because of their progression in their roles, and to further align their salaries with our compensation philosophy of paying at the 50th percentile (P50) of our compensation peer group. Mr. Andersen’s salary increased when he was promoted.

Pembina Pipeline Corporation • Management information circular	59

	2016 ($)	2017 ($)	Change
Michael Dilger President and CEO	800,000	925,000	15.6%
Scott Burrows Senior Vice President and CFO	370,000	465,000	25.7%
Stuart Taylor Senior Vice President, Marketing and New Ventures and Corporate Development Officer	440,000	465,000	5.7%
Paul Murphy Senior Vice President and Corporate Services Officer	440,000	465,000	5.7%
Harold Andersen Senior Vice President, External Affairs and Chief Legal Officer	320,000	380,000	18.8%

Short-term incentive

Short-term incentive awards are granted based on our performance against annual corporate, business unit and individual objectives tied to our core strategy.

The award is calculated as a percentage of base salary. It can be as low as 0 and has a cap based on level. The target is market competitive and depends on the responsibility of the role. The table below shows the short-term incentive targets for the named executives as of the end of 2017.

	Potential short-term incentive award as a percentage of salary
	minimum	target	cap
CEO	0	100	200
Other named executives	0	60	120

We calculate each award by multiplying the named executive’s short-term incentive target by their salary and performance multiplier (different for each named executive and can range from 0 to 2).

Each performance multiplier is calculated based on performance against corporate, business unit and individual goals that are set at the beginning of each year, using the weightings shown in the formula below.

•	corporate performance objectives are tied to the core financial, safety and environment, and commercial and operational goals in our strategic plan. You will find a discussion of this year’s targets and results on page 62.
•	business unit and individual goals and multipliers are also tied to our strategy, but are not publicly disclosed for competitive reasons. You can read about each named executive’s business unit and individual performance starting on page 71.

Pembina Pipeline Corporation • Management information circular	60

Base salary	x	Short-term incentive target	x	Named executive’s performance multiplier different for each executive - capped at 2.0	=	Short-term incentive award

	Corporate	+	Business unit	+	Individual
	objectives		objectives		objectives
CEO	80%		-		20%
Other named executives	40%		40%		20%

The committee may use its judgment to adjust the performance multiplier up or down based on factors that are not captured in the formal measures. For example, a decision to complete a certain acquisition or business deal may have longer-term strategic benefits that are not captured in the short-term performance measures. The committee didn’t exercise discretion in 2017.

2017 short-term incentive award

The table below shows how we calculated each executive’s short-term incentive award for 2017.

	Base salary ($)		Short-term incentive target		Named executive’s performance multiplier		Short-term incentive Award ($)
Michael Dilger President and CEO	925,000	x	100%	x	1.784	=	1,650,200
Scott Burrows[1] Senior Vice President and CFO	445,000	x	60%	x	1.891	=	504,913
Stuart Taylor Senior Vice President, Marketing and New Ventures and Corporate Development Officer	465,000	x	60%	x	1.872	=	522,288
Paul Murphy Senior Vice President and Corporate Services Officer	465,000	x	60%	x	1.617	=	451,143
Harold Andersen[1] Senior Vice President, External Affairs and Chief Legal Officer	360,000	x	55%	x	1.784	=	353,374

[1]	Mr. Burrows and Mr. Andersen were promoted on July 1, 2017. Their salaries, and Mr. Andersen’s target, are a blend of their two roles held in 2017. Mr. Burrows’ target did not change with his promotion. Mr. Andersen’s target will be 60% in 2018.

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How we calculated the corporate performance multiplier

The 2017 corporate performance multiplier was based on our performance in four categories: financial, safety and environment, business development and project delivery. The multiplier for each measure, and the corporate performance multiplier, are each calculated out of a maximum of 2.

20% Safety and environment measures	+	50% Financial measures	+	15% Business development measures	+	15% Implementation measures	=	2017 corporate performance multiplier
Performance multiplier 1.9 X 20% = 0.38		Performance multiplier 1.5 X 50% = 0.75		Performance multiplier 2.0 X 15% = 0.3		Performance multiplier 2.0 X 15% = 0.3		1.73

The table below summarizes our performance in each category in 2017. Scores range from 0 for performance below threshold, to a maximum of 2. Performance within a range of target achieves a score between 0 and 2. The total score in each category reflects the aggregate scores achieved across all business units (oil sands & heavy oil; conventional pipelines; gas services; midstream – NGL; midstream – crude).

	Performance area	Key measures	Performance highlights	Total score
Safety and environment measures 20% Each performance area is weighted evenly. Within each performance area, results are tracked for each business unit (weighted evenly) and for the company overall and weighted: • 25% corporate performance • 75% business unit performance (average)	General (culture, training, follow up) – leading indicator	Performance against Canadian Energy Pipeline (CEPA) benchmarks	Outperformed on all key measures.	1.9
	Occupational and vehicle (employee and third party contractor) – lagging indicator	• Employee lost-time injuries • Pembina reportable injuries • Motor vehicle at fault incidents

Outperformed

One employee lost-time injury in 2017, which resulted in 2 days lost due to a not at fault vehicle incident. Employees had worked 9.7 million hours prior without a lost time injury.

We met our contractor lost-time injury goal in 2017.

	Pipeline, vessel integrity, and ground disturbance – leading indicator	• Pipeline integrity – dig program • Facility integrity – tanks and vessels inspection • Ground disturbance incidents • Ground disturbance audits	Outperformed Conducted 263 ground disturbance audits with no material deficiencies identified.
	Environment – lagging indicator	• Significant environmental incidents • Commodity product spills	Outperformed No significant environmental failure incidents.
	Emergency preparedness – leading indicator	• Emergency response preparedness exercises • Pipeline leak simulations	Outperformed Completed the 2017 Emergency Management training and exercise program.

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Financial measures 50%	Adjusted EBITDA[1]	Target corporate adjusted EBITDA: $1.443 billion Adjusted EBITDA from the following six components are weighted as follows: • Oil sands and heavy oil – 4% • Conventional pipelines – 18% • Gas services – 7% • Midstream – NGL – 11% • Midstream – crude – 5% • Corporate, general and administrative, not including incentives – 5%	Overall corporate adjusted EBITDA was $1.704 billion, or 18% above target. Adjusted EBITDA from the 6 components was as follows: • Oil sands and heavy oil – exceeded • Conventional pipelines – exceeded • Gas services – exceeded • Midstream – NGL – exceeded • Midstream – crude – under target • Corporate, general and administrative, not including incentives – exceeded	1.5
Business development measures 15%	Projects that will increase our adjusted EBITDA per share over the medium and long term, in line with our business plan	Extend and diversify the company’s earnings growth by securing $1 billion growth projects through acquisitions, green field or brown field commitments.

Acquired Veresen for an acquisition cost of over $6 billion to create one of the largest infrastructure companies in Canada.

Secured $1.4 billion in new growth projects which include:

Entered into a 20-year infrastructure development and service agreement to construct various Duvernay infrastructure.

Received board approval to develop the Prince Rupert liquefied petroleum gas export terminal located on Watson Island, British Columbia.

Received board approval to develop the North Central Liquids Hub which supports existing operations in the Montney formation.

Our joint venture entity, Canada Kuwait Petrochemical Corporation continues to progress front end engineering design for the proposed dehydrogenation and polypropylene facility.

Received board approval for Phase IV and V pipeline expansions; the Fox Creek to Namao pump stations expansion and the Lator to Fox Creek expansion.

				2.0
Implementation measures 15%	Project execution and delivery	Execute 2017 major capital projects materially on time and on budget. Projects are selected at the beginning of 2017, and each project is weighted based on its target cost as a percentage of the total target cost for all selected projects. Performance for each project is assessed: • 60% on budget performance • 40% on time performance	Executed on a larger capital program in 2017 ($1.8 billion compared to $1.7 billion in 2016) Project performance: • Projects were approximately 10% below budget, compared to 6% below budget in 2016 • Projects were completed materially on time	2.0

[1]	See About non-GAAP measures on page 87.

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Medium and long-term incentives

Our business involves major commercial ventures and strategies that are typically developed over three to five years. Medium and long-term incentives are a key part of how we attract high performing executives in a highly competitive sector and motivate them to stay. They are designed to promote a proprietary interest in Pembina and encourage sustainable contributions that are more likely to maximize shareholder value over a longer period of time. They focus management on operating and financial performance, long-term shareholder value and our strategic goals.

Medium and long-term incentives are granted based on each executive’s target total direct compensation as a percentage of base salary, and are set using competitive market data about our peer group.

The table below summarizes our current medium and long-term incentive plans. You will find more information about the medium and long-term incentive plans on page 65.

	Medium-term incentive: share unit plan	Long-term incentive: stock option plan
Purpose

Align compensation with the medium-term nature of some of our projects.

Reward participants for growth in the medium-term financial performance of the company and total shareholder return compared to peers.

Retention tool.

Align compensation with the longer-term nature of some of our projects. Reward participants for growth in the long-term trading price of our common shares. Retention tool.
Eligibility	Executives Employees	Executives Employees
Award	RSUs PSUs RSUs and PSUs do not have voting rights and cannot be assigned or transferred.	Options to buy common shares (up to the limits listed on page 84) Options cannot be assigned or transferred.
Frequency	Granted every year	Granted every year Issued on one or more days during the year as specified at the time of the grant. Previous year’s grants are not taken into account when considering new grants.
Term	Three years	Seven years
Dividends	RSUs and PSUs earn dividend equivalents every year in the form of dividend units.	None
Vesting

RSUs

All RSUs granted to executives and employees vest:

•  1/3 vest on December 31 of the year granted;

•  1/3 vest on December 31 of the second anniversary; and

•  1/3 vest on December 31 of the third anniversary.

PSUs

Vest if performance vesting conditions have been met at the end of three years. See below for details.

Options vest 1/3 per year over three years, starting on the first anniversary of the day they are issued.

Pembina Pipeline Corporation • Management information circular	64

	Medium-term incentive: share unit plan	Long-term incentive: stock option plan
Payout

Paid out in cash as soon as possible after vesting.

Each unit that vests (including dividend units) is worth the fair market value of one common share at the time of vesting, calculated using the weighted average trading price of our common shares on the TSX for the 20 trading days before the vesting date.

Each option that vests can be used to buy one Pembina common share. The exercise price will be at least the volume-weighted average trading price of our common shares on the TSX in the five days immediately before the options are issued.

2017 medium and long-term incentive awards

The table below shows the medium and long-term incentives granted for 2017. Incentives were all granted at target, which is a percentage of base salary based on market data about our peer group.

It includes the number of RSUs, PSUs and stock options granted, along with their expected value at payout, assuming the performance targets for the PSUs have been met. We calculate the number of stock options granted by dividing the value of the stock option award by the Black-Scholes value at the time of grant. See the summary compensation table on page 76 for the detailed calculation.

			Medium and long-term		Medium and long-term	Allocation
	Base salary		incentive target		incentive grant	Medium-term incentive		Long-term incentive
	($)		(%)		($)	RSUs[1]	PSUs[1]	Options[2]
Michael Dilger	925,000	x	300%	=	2,775,000	6,739	33,694	232,704
President and CEO						$277,500	$1,387,500	$1,110,000
Scott Burrows[3]	445,000	x	175%	=	778,724	5,418	9,455	34,854
Senior Vice President and CFO						$223,113	$389,357	$166,254
Stuart Taylor	465,000	x	175%	=	813,750	3,952	9,880	51,179
Senior Vice President, Marketing and New Ventures and Corporate Development Officer						$162,750	$406,875	$244,125
Paul Murphy	465,000	x	175%	=	813,750	3,952	9,880	51,179
Senior Vice President and Corporate Services Officer						$162,750	$406,875	$244,125
Harold Andersen[3]	360,000	x	163%	=	587,465	3,715	7,133	29,506
Senior Vice President, External Affairs and Chief Legal Officer						$152,984	$293,737	$140,744

[1]	RSU and PSU values are estimated based on $41.18 per share (the volume-weighted average trading price of our common shares on the TSX for the last 20 trading days in 2016). The value shown for PSUs is their target value. It assumes 100% of the PSUs are paid out and that the performance multiplier is 1.0.
[2]	See the summary compensation table on page 76 for how we calculated the expected value of the stock options.
[3]	Mr. Burrows and Mr. Andersen were promoted on July 1, 2017. Their salaries, and Mr. Andersen’s target, are a blend of their two roles held in 2017. Mr. Burrows’ target did not change with his promotion. Mr. Andersen’s target will be 175% in 2018.

Performance vesting conditions for PSUs granted for 2017

Performance period: January 1, 2017 – December 31, 2019

PSUs vest depending on performance over a three-year period against two key measures, one of which is relative performance compared to our performance peer group. Both measures are established at the beginning of each three-year performance period and tied to our strategic objectives.

Defined performance levels are set and our performance against these targets give us ratings of either below threshold base case, met base case or exceeded base case. The board compares actual performance to the ratings and uses a linear analysis to determine the performance multiplier. On rare occasions the board may modify the formula driven multiplier if in its judgment the resulting multiplier is not consistent with corporate performance, however it cannot exceed two times. The board did not exercise discretion for the 2017 grants.

Pembina Pipeline Corporation • Management information circular	65

The actual number of PSUs that vest in 2019 will depend on our performance against the following key measures. These were established at the beginning of 2017, are tied to our strategic objectives, and are a strong measure of our financial performance.

Performance multiplier (0 to 2)	X	Number of PSUs granted	=	Final number of PSUs that vest

50% Where our total shareholder return ranks vs the performance peer group for the performance period, applying a straight ranking approach			+	50% Three-year trailing average adjusted EBITDA[1] per common share vs targets set at time of award

Performance peer group[1]:

•  AltaGas Ltd.

•  Canadian Utilities Limited

•  Emera Inc.

•  Enbridge Inc.

•  Enbridge Income Fund

•  Fortis Inc.

•  Gibson Energy Inc.

•  Inter Pipeline Ltd.

•  Keyera Corp.

•  TransCanada Corporation

•  Valener Inc.

[1]Veresen was removed from the peer group after we acquired it.

[1] See About non-GAAP measures on page 87.

We calculate total shareholder return for the performance period as:

•  the weighted average trading price of the security on the TSX for the last 20 trading days of the performance period, less

•  the weighted average trading price of the security on the TSX for the last 20 days just before the performance period, plus

•  all dividends or distributions paid during the performance period, divided by the weighted average trading price of the security on the same stock exchange for the last 20 trading days before the beginning of the performance period.

We calculate the three-year trailing average adjusted EBITDA per common share as the simple average of the adjusted EBITDA per common share for each of the three fiscal years included in the performance period.

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Medium-term incentives vested in 2017 and paid out in 2018

Medium-term incentive grants vested in 2017 and paid out in 2018 include:

•	the final 1/3 of the RSUs granted for 2015;
•	the second 1/3 of the RSUs granted for 2016;
•	the first 1/3 of the RSUs granted for 2017;
•	the PSUs granted for 2015, all of which vested (the performance multiplier was 1.4 – the following page describes how we calculated it); and
•	the dividends the RSUs and PSUs earned to December 31, 2017.

		Number of units vested in 2017
		RSUs	RSUs	RSUs	PSUs	Total paid out
		2015	2016	2017	2015	in 2018[1]
Michael H. Dilger	Units	1,710	2,693	2,246	35,913	$2,140,882
President and CEO	Dividend units	219	236	102	4,594
Scott Burrows	Units	1,170	1,453	1,806	8,194	$629,571
Senior Vice President and CFO	Dividend units	150	128	82	1,048
Stuart Taylor	Units	1,242	1,728	1,317	13,035	$868,728
Senior Vice President, Marketing and New Ventures and Corporate Development Officer	Dividend units	159	152	60	1,668
Paul Murphy	Units	1,242	1,728	1,317	13,035	$868,728
Senior Vice President and Corporate Services Officer	Dividend units	159	152	60	1,668
Harold Andersen	Units	912	1,508	1,238	6,384	$500,929
Senior Vice President, External Affairs and Chief Legal Officer	Dividend units	117	132	56	817

[1]	Value of units and dividend units that vested December 31, 2017, calculated using $44.87 per share (the weighted average trading price of our common shares on the TSX for the 20 trading days ending December 31, 2017). Dividend units earned at $1.80 for 2015, $1.90 for 2016 and $2.04 for 2017. PSU multiplier is 1.4 (see next page).

Pembina Pipeline Corporation • Management information circular	67

How we calculated the performance multiplier for the 2015 PSU award

PSUs granted: January 1, 2015

Performance period: January 1, 2015 – December 31, 2017

Total shareholder return vs the performance peer group for the performance period

•  above peer group median: >1 to 2x

•  at peer group median: 1x

•  below peer group median: 0 to <1x

Peer group performance

Median (see below)  6.56% (A)

Top performance  63.27% (B)

Difference (B-A)  56.71% (C)

Pembina performance   28.21% (D)

Pembina compared to peer
median performance (D-A)  21.65% (E)

Performance multiplier (1+E/C)   1.38

(higher than median)

Three-year trailing average adjusted EBITDA[1] per common share vs. targets set at the time of the award

•  maximum: 2x (9%)            >$3.39

•  above target case: 1 to 2x  >$3.11 to 3.38

•  target case: 1x (6%)          $3.11

•  below target case: 0 to 1x  >$2.86 to 3.10

•  threshold: 0 (3%)              <$2.86

Pembina performance       $3.23 (7.3%)

Performance multiplier      1.42

(above target case)

x 50% weighting		x 50% weighting
0.69	+	0.71	=	1.4

Total shareholder return[2]

[1] See About non-GAAP measures on page 87.

We calculate total shareholder return for the performance period as:

•  the weighted average trading price of the security on the TSX for the last 20 trading days of the performance period, less

•  the weighted average trading price of the security on the TSX for the last 20 days just before the performance period, plus

•  all dividends or distributions paid during the performance period, divided by the weighted average trading price of the security on the same stock exchange for the last 20 trading days before the beginning of the performance period.

AltaGas Ltd.
Canadian Utilities Limited
Emera Inc.
Enbridge Inc.
Enbridge Income Fund
Fortis Inc.
Inter Pipeline Ltd.
Keyera Corp.
TransCanada Corporation
Valener Inc.
Gibson Energy Inc.
Peer group median	6.56%
[2] Veresen was removed from the peer group after we acquired it

Pembina Pipeline Corporation • Management information circular	68

Compensation and share performance

The graph below shows the change in a $100 investment in Pembina common shares over the past five years (assuming all dividends are reinvested), compared to the same investment in the S&P/TSX Composite Index for the same period (assuming all dividends are reinvested). The graph also shows the total compensation awarded to our named executives each year as reported in the summary compensation table, and our adjusted cash flow per share (see Non-GAAP measures). These are all indexed to $100 to provide a meaningful comparison.

The graph shows that Pembina has outperformed the broader Canadian equity market, as measured by the S&P/TSX Composite Index, while total compensation paid to our named executives has increased at a lesser rate (mostly in the form of variable long-term incentives). Adjusted cash flow per share (see Non-GAAP measures) has increased from $1.91 per share in 2012 to $3.27 per share in 2017. This 71 percent increase is due to accretive organic growth and acquisitions over the period.

Our cumulative total return for the five-year period ending December 31, 2017 was 101 percent compared to the index return of 50 percent. We have also demonstrated above median performance against our performance peer group in the past three years (see page 68 for details).

Please note that the returns in the chart cannot be directly compared to total shareholder return shown on page 68, which is calculated over a different period of time (for the PSU three-year performance period).

At December 31	2012	2013	2014	2015	2016	2017
Pembina share price ($)	100	137	161	121	177	201
S&P/TSX composite index ($)	100	112	124	113	137	150
Adjusted EBITDA per share[1] ($)	100	119	124	124	134	175
Adjusted cash flow per share[1] ($)	100	124	125	132	133	171
Total compensation awarded to the named executives ($)	100	126	127	122	142	167

1 See About non-GAAP measures on page 87.

Pembina Pipeline Corporation • Management information circular	69

Pay for performance

This graph compares our adjusted EBITDA per share for the past five years to the total named executive officer (NEO) compensation awarded per share as a percentage of adjusted EBITDA per share. See About non-GAAP measures for information about adjusted EBITDA. It shows that while our adjusted EBITDA per share has increased significantly over the past several years, total NEO compensation paid per share as a percentage of adjusted EBITDA per share has continued to go down.

At December 31	2013	2014	2015	2016	2017
Adjusted EBITDA[1] per share ($)	2.71	2.82	2.83	3.06	4.00
Total NEO compensation awarded ($ millions)	9.8	9.9	9.5	11.1	13.0
Total NEO compensation awarded, per share ($)	0.03	0.03	0.03	0.03	0.03
Total NEO compensation awarded, per share, as a percentage of adjusted EBITDA per share	1.2%	1.1%	1.0%	0.9%	0.8%

1 See About non-GAAP measures on page 87.

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Compensation review – Named executives

Michael (Mick) H. Dilger, President and CEO

Responsible for ensuring Pembina meets its corporate purpose:

• generating value by providing customers with cost-effective, reliable services;

• maintaining and enhancing relationships with Pembina stakeholders including investors, employees, communities and customers;

• implementing diversified growth in a safe and environmentally responsible manner; and

• maintaining a strong balance sheet through prudent financial management.

Mr. Dilger joined Pembina in 2005 as Vice President, Business Development, was appointed COO in 2008 and promoted to President and COO in February 2012. He was appointed President and CEO on January 1, 2014.

Before joining Pembina, he was a senior executive in various finance and business development positions in oil and gas and infrastructure organizations ranging from initial capitalization phase enterprises to the subsidiaries of multi-national corporations, including NOVA Corporation and TransCanada PipeLines. His expertise includes corporate and strategic development, acquisitions and divestitures as well as finance and business development.

He has been a chartered professional accountant since 1989 and holds a Bachelor of Commerce from the University of Calgary.

2017 Results

Mr. Dilger continued to provide steadfast leadership through continued uncertainty and volatility in the energy infrastructure sector.

Under his direction, Pembina had another very successful year. Revenue volumes in our Gas Services business increased by 26 percent to 1,056 MMcf/d as a result of the acquisition of a full year contribution from the Kakwa River facility, the Musreau III facility and the Resthaven facility expansion, higher realized revenues at the Saturn complex and the start-up of the Duvernay I gas plant in late 2017. In our Conventional Pipelines business, revenue volumes increased by 16 percent to 757 mbpd as a result of expansions to Pembina’s pipeline systems, including the Phase III pipeline expansion program completed on June 30, 2017 as well as on the Vantage pipeline system. In the midstream business, sales volumes remained relatively flat year over year, but revenue increased to $4 billion compared to $3.2 billion driven by the start-up of the third fractionator at Redwater on July 1, 2017, improvements in commodity prices and increased storage opportunities. These factors, further supported by newly commissioned assets across our operations, contributed to record adjusted EBITDA of $1.7 billion and adjusted cash flow per share of $3.27 (adjusted EBITDA and adjusted cash flow per share are non-GAAP measures – see page 87 for details). Overall, Pembina placed over $5 billion of major projects into service through 2017 and we were able to secure approximately $1.4 billion of new growth to help continue driving long-term shareholder value.

Another key highlight for 2017 was the transformational acquisition of Veresen on October 2, 2017 with an acquisition cost of $6.4 billion, enhancing our future growth opportunities.

Pembina also had a solid outperform year in the areas of safety and environment. This illustrates that individual decisions on a daily basis add up to extraordinary results.

Pembina Pipeline Corporation • Management information circular	71

Scott Burrows, Senior Vice President and Chief Financial Officer

Responsible for the control of Pembina’s financial, treasury, accounting, tax, risk, investor relations, capital markets, corporate development and planning functions. In a highly visible and strategic role for the corporation, he is a trusted and highly valued advisor to the CEO to help drive the strategic growth agenda and ensure continued profitability and a conservative balance sheet.

Mr. Burrows joined Pembina in November 2011 and held various leadership positions until January 1, 2015, when he was appointed Vice President, Finance and Chief Financial Officer. He was appointed to his current role on July 1, 2017.

Before joining Pembina, he spent seven years in energy-focused investment banking where he provided advice related to mergers and acquisitions, dispositions, joint ventures and equity and debt financings. He has considerable experience in most aspects of the energy industry, including petroleum, natural gas and other product pipelines and related infrastructure facilities.

He has a Bachelor of Commerce from the University of British Columbia and is also a CFA Charterholder.

2017 Results

Mr. Burrows ensured our record capital program was adequately funded and that Pembina maintained a conservative balance sheet by raising $1.2 billion in medium-term notes and $400 million in preferred shares. He played an active role in designing and leading management and board strategy sessions, and he was instrumental in new project development, and all aspects of the acquisition and integration of Veresen. He also introduced new corporate policies, set the tone at the top for SOX procedures, led Pembina’s shareholder engagement program and focused our efforts on G&A, operating and capital cost efficiencies, and ensured Pembina maintained its investment grade credit rating and strong balance sheet. On closing of the Veresen acquisition, Mr. Burrows was also appointed to the board of directors and audit committees of Alliance, Aux Sable, and Veresen Midstream, and the management committee of Ruby Pipeline.

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Stuart (Stu) Taylor, Senior Vice President, Marketing and New Ventures and Corporate Development Officer
(as of January 1, 2018)

In 2017, Mr. Taylor was Senior Vice President, NGL and Natural Gas Facilities. In that capacity, he oversaw two business units: NGL (NBU) and Gas Services (GBU). He was responsible for the overall development and delivery of Pembina’s high vapour pressure (HVP) services, and for ensuring their shared value for both Pembina and our customers. Along with the day to day operation of the business units, he was the senior executive leading two value chain extensions: the development of a PDH/PP (propane de-hydrogenation/polypropylene) facility and the progression of a propane export terminal on the west coast of B.C. He methodically reviewed Pembina’s service offerings and opportunities along every step of the hydrocarbon value chain, from wellhead to market, to ensure Pembina’s continued success.

Mr. Taylor joined Pembina in 2009 as Vice President, Gas Services, and was Senior Vice President, NGL and Natural Gas Facilities from September 2013 until January 1, 2018, when he was appointed to his current role.

He has a Bachelor of Science in Geology from the University of Calgary and is a member of APEGA.

2017 Results

The combined adjusted EBITDA (see About non-GAAP measures on page 87) for the Gas Services and NGL Business Units was $717 million in 2017, an increase of 38 percent over 2016. Gas Services adjusted EBITDA grew by approximately 42 percent over 2016, while NGL adjusted EBITDA grew by 36 percent.

In 2017, the Gas Services and NGL businesses brought into service or progressed the following secured projects:

•	successfully commissioned a third 55 mbpd fractionator (RFS III) at Redwater;
•	announced plans for two co-generation plants at Redwater associated with RFS II and RFS III
•	integrated Kakwa River facility and subsequently announced Kakwa plant incremental facilities and gathering system debottleneck;
•	entered into a 20-year infrastructure development and service agreement with Chevron Canada Limited and subsequently announced the execution of further service agreements for the development of raw product separation and waste removal, a condensate stabilization facility, a 100 mmcf per day gas processing facility and a 10-inch condensate pipeline lateral;
•	sanctioned the North Central Liquids Hub which will enhance operations for the Cutbank Ridge Partnership Montney gas. The hub will provide separation and stabilization of increased condensate volumes to support the recently in service Sunrise and Saturn gas plants.

Total capital for these projects was approximately $1 billion.

Other 2017 accomplishments outside day-to-day business include:

•	announcing the final investment decision, subject to regulatory approvals, that will see Pembina develop a West Coast liquefied petroleum gas export terminal on Watson Island;
•	announcing that Pembina and Petrochemical Industries Company K.S.C. (PIC) formed a 50/50 joint venture in support of building a PDH/PP facility, and commenced front end engineering design, executing technology licenses with two leading third party providers, executing municipal improvement agreement with Sturgeon county and hiring a program director with past multibillion dollar petrochemical project execution experience.

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Paul Murphy, Senior Vice President and Corporate Services Officer (as of January 1, 2018)

In 2017, Mr. Murphy was Senior Vice President, Pipeline and Crude Oil Facilities. In that capacity, he oversaw the safe, reliable and responsible operation of Pembina’s Conventional Pipelines Unit (CBU), Oil Sands and Heavy Oil Business Unit (OBU) and the crude oil related segment of the Midstream Business Unit (MBU). He also oversaw the Major Projects and Operating Services departments.

Mr. Murphy joined Pembina in February 2011 as Vice President, Conventional Pipelines, and was Senior Vice President Pipeline and Crude Oil Facilities from September 2013 until January 1, 2018, when he was appointed to his current role.

Before joining Pembina, he was Vice President of the NGL extraction business unit with Inter Pipeline Fund and held several management positions with major transportation and processing companies including TransCanada PipeLines, Westcoast Energy and Williams Energy.

He has a Bachelor of Science in Geology from the University of Calgary and is a member of APEGA.

2017 Results

The Conventional Pipelines business had another good year with adjusted EBITDA (see About non-GAAP measures on page 87) 31 percent higher than 2016. Adjusted EBITDA for the Oilsands and Heavy Oil business was 4 percent higher than 2016 while adjusted EBITDA for the Crude Oil Midstream business was 11 percent lower than 2016. Total adjusted EBITDA for the three business units together was $143 million or 19 percent higher than 2016.

Major Projects and Operating Services, together with business unit engineering and operations teams, successfully constructed, commissioned and put into service the Phase III pipeline expansion which added an incremental 420 mbpd to the company’s Peace pipeline system, as well as several smaller pipeline and facility projects, including placing into service new and upgraded terminals in the Edmonton area. Total capital for all new projects was $2.8 billion. All projects were executed essentially on time and below budget, while maintaining Pembina’s zero employee lost-time incident record.

The Conventional Pipelines business unit also announced two new projects for a total estimated capital cost of $460 million: (i) the Fox Creek and Namao pump stations, and (ii) the Lator to Fox Creek expansions.

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Harold (Harry) Andersen, Senior Vice President, External Affairs and Chief Legal Officer

Responsible for and oversees all aspects of Pembina’s legal, governance, internal audit, regulatory, environmental, First Nations, land, environmental, and external communications departments. He is a trusted and highly valued advisor to the corporation and the CEO in establishing long-term goals, strategies, plans, and policies, and ensuring the company is in compliance with all financial, regulatory, and environmental requirements.

Mr. Andersen joined Pembina in December 2011 as General Counsel, and was Vice President, Legal and General Counsel from April 2013 until July 1, 2017, when he was appointed to his current role.

Before joining Pembina, he spent eleven years as an associate and partner with a large national law firm focusing on energy and corporate matters. Mr. Andersen brings extensive experience in major merger and acquisition transactions, project development, joint ventures, financings, reorganizations and restructurings. He has considerable experience in most aspects of the energy industry, including Provincial and Federal regulatory and environmental matters, and First Nations and landowner consultation. Mr. Andersen also has considerable corporate governance and compliance experience.

He has a B.A. and a Bachelor of Laws from the University of Calgary.

2017 Results

Mr. Andersen ensured all regulatory and environmental approvals were received in connection with Pembina’s record capital program, and that construction and commissioning of those facilities were done in compliance with those regulatory and environmental approvals. He was instrumental in new project development, the acquisition of Veresen (including leading the due diligence and negotiation of the acquisition agreement), the 50/50 joint venture arrangements with PIC, the 20-year infrastructure and development and service agreement with Chevron Canada Limited, and the non-binding letter of intent with Prince Rupert Legacy Inc. He also ensured that Pembina complied with all of its governance, regulatory and environmental requirements, and introduced new corporate policies and procedures in this regard. On the closing of the Veresen acquisition, Mr. Andersen was also appointed to the board of directors of Alliance, Aux Sable, and Veresen Midstream.

Pembina Pipeline Corporation • Management information circular	75

Summary compensation table

The table below shows the value of all compensation paid to the named executives from 2015 to 2017.1

Name and Position		Salary[7] ($)	Share-based awards[8] ($)	Option based awards[9] ($)	Non-equity incentive plan compensation — Annual incentive plans[10] ($)	Pension value[11] ($)	All other compensation[12] ($)	Total compensation ($)
Michael Dilger	2017	904,167	1,665,000	1,110,000	1,650,200	411,188	63,373	5,803,928
President and CEO[2]	2016	779,167	1,440,000	960,000	1,280,000	363,862	58,108	4,881,137
	2015	657,500	1,214,966	810,013	830,790	264,754	51,925	3,829,948
Scott Burrows	2017	435,833	612,470	166,254	504,913	103,044	73,754	1,896,268
Senior Vice President	2016	363,333	453,250	194,250	364,746	62,248	37,217	1,475,044
and CFO[3]	2015	330,000	369,637	92,402	300,476	58,436	54,178	1,205,129
Stuart Taylor	2017	460,833	569,625	244,125	522,288	110,571	124,127	2,031,569
Senior Vice President,	2016	436,607	539,000	231,000	412,368	65,968	40,883	1,725,826
Marketing and New Ventures and Corporate Development Officer[4]	2015	412,500	514,491	220,484	350,065	144,658	68,403	1,710,601
Paul Murphy	2017	460,833	569,625	244,125	451,143	108,593	41,207	1,875,526
Senior Vice President	2016	436,007	539,000	231,000	397,848	97,263	40,883	1,742,001
and Corporate Services Officer[5]	2015	412,500	514,491	220,484	350,783	99,784	39,675	1,637,717
Harold Andersen	2017	356,667	446,721	140,744	353,374	85,187	35,998	1,418,691
Senior Vice President,	2016	316,667	358,400	89,600	251,840	63,005	33,998	1,113,510
External Affairs and Chief Legal Officer[6]	2015	295,833	288,000	72,000	178,341	57,355	32,957	924,489
Total	2017	2,618,333	3,863,441	1,905,248	3,481,918	818,583	338,459	13,025,982

[1]	Ms. Elizabeth Spomer, our Senior Vice President, LNG and a former senior executive of Veresen, received a change of control payment in connection with the acquisition of Veresen, as disclosed in the Veresen information circular dated June 5, 2017. Ms. Spomer received $9,896,805 from Veresen as a change of control payment for the vesting of Veresen PSUs and RSUs, calculated in accordance with the terms of the Veresen long-term incentive plans using the closing price of the Veresen common shares immediately prior to the acquisition. Together with compensation received from Veresen in 2017 prior to the closing of the acquisition (as discussed in Veresen’s information circular dated March 14, 2017), and compensation received from Pembina following her employment with Pembina starting October 2, 2017, Ms. Spomer received $11,341,876 in total compensation in 2017. She is not one of our named executives because she was not compensated by Pembina until after the acquisition closed on October 2, 2017.
[2]	Mr. Dilger was appointed CEO on January 1, 2014. He has not received compensation as a director since his appointment to the board in January 2014.
[3]	Mr. Burrows was Vice President, Finance and CFO from January 1, 2015 to June 30, 2017.
[4]	Mr. Taylor was Senior Vice President, NGL and Natural Gas Facilities from September 2013 to January 1, 2018.
[5]	Mr. Murphy was Senior Vice President, Pipeline and Crude Oil Facilities from September 2013 to January 1, 2018.
[6]	Mr. Andersen was Vice President, Legal and General Counsel from April 2013 until June 30, 2017.
[7]	Total base salary earned as of December 31 each year.
[8]	Share-based awards
The amount for 2017 represents the fair value of RSUs and PSUs granted to the named executives for 2017. We calculated the number of RSUs and PSUs granted by dividing the dollar amount granted by $41.18 per share (the weighted average trading price of our common shares on the TSX for the 20 trading days ending December 31, 2016).

The RSUs granted in 2017 are scheduled to vest 1/3 per year, on December 31 of 2017, 2018 and 2019. The amount the named executives will receive in cash depends on the trading value of our common shares at the time of vesting.

The PSUs granted in 2017 are scheduled to vest on December 31, 2019 as long as the performance vesting criteria have been met.

The value shown in the table for PSUs is their target value, assumes 100 percent of the PSUs are paid out and that the performance multiplier is 1.0. The number of PSUs that actually vests, and the payout the named executives actually receive, will depend on our performance against the performance vesting criteria and can range from 0 to 200%. If the performance criteria are not met and the board decides that no PSUs will vest, the payout could be $0.

Payouts of RSUs and PSUs are increased by the amount they earn in dividend equivalents (in the form of dividend units). See page 64 for information about RSUs and PSUs.

Pembina Pipeline Corporation • Management information circular	76

[9]	Option based awards
Option value is calculated as a percentage of base salary (see page 65). The options granted in 2017 expire in 2024: Tranche 1 issued March 7, 2017, expire March 6, 2024; Tranche 2 issued August 14, 2017, expire August 13, 2024; and Tranche 3 issued November 14, 2017, expire November 13, 2024. We calculated the number of options granted using the Black-Scholes option pricing model to estimate a value of approximately $4.77 per option. The following key assumptions were used in the model.

Dividend yield (%)	Volatility (%)	Risk-free rate (%)	Expected life (years)	Exercise price ($)
4.48	23.34	1.02	4.15	42.81

This approach is consistent with the majority of companies in our peer group and is sensitive to the assumptions used. The figures may not be directly comparable across companies, but it is a consistent approach for compensation valuation purposes. It used a price of $42.81 per option, the volume-weighted average price of Pembina shares on the TSX for the five days before February 27, 2017, to set the number of options for board approval for 2017 grants.

[10]	Cash bonuses earned for the year, but paid in the following year.
[11]	Includes all compensation related to our pension plans. The amount includes service costs and other compensatory items in the defined benefit plan, including plan changes and earnings that are different from the estimated earnings. See page 79 for information about our pension plans.
[12]	Includes a car allowance, 5% Group Savings plan match, parking and business club memberships. Also includes vacation payout for Mr. Burrows and Mr. Taylor for their unused vacation.

Outstanding share-based and option-based awards

The table below shows all PSUs, RSUs and stock options outstanding at December 31, 2017.

	Option-based awards				Share-based awards
	Number of shares underlying unexercised options	Option exercise price ($)[3]	Option expiration date	Value of unexercised in-the- money options ($)[4]	Number of shares or units of shares that have not vested	Market or payout value of share-based awards that have not vested ($)	Market or payout value of vested share-based awards not paid out or distributed ($)
Michael Dilger	58,176	45.66	Nov 13, 2024	-	7,185 RSUs	326,989 RSUs	-
	58,176	41.59	August 13, 2024	228,050	434 RSU dividends	19,751 RSU dividends
	116,352	42.97	March 6, 2024	295,534	Total RSUs: 7,619[1]	Total RSUs: 346,740
	85,108	38.76	Nov 14, 2023	574,479
	85,108	39.63	August 15, 2023	500,435	74,084 PSUs	3,371,563 PSUs
	170,215	33.80	March 7, 2023	1,993,218	5,007 PSU dividends	227,869 PSU dividends
	187,070	41.25	March 8, 2022	796,918	Total PSUs: 79,091[2]	Total PSUs: 3,599,432
	90,090	39.53	March 11, 2021	538,738
Total:	850,295			4,927,372	86,710	3,946,172[3]
Scott Burrows	7,796	45.66	Nov 13, 2024	-	5,065 RSUs	230,508 RSUs	-
	11,466	41.59	August 13, 2024	44,947	288 RSU dividends	13,107 RSU dividends
	15,592	42.97	March 6, 2024	39,604	Total RSUs: 5,353[1]	Total RSUs: 243,615
	17,220	38.76	Nov 14, 2023	116,235
	17,220	39.63	August 15, 2023	101,254	20,352 PSUs	926,220 PSUs
	28,960	33.80	March 7, 2023	339,122	1,367 PSU dividends	62,212 PSU dividends
	21,340	41.25	March 8, 2022	90,908	Total PSUs: 21,719[2]	Total PSUs: 988,432
	14,370	39.53	March 11, 2021	85,933
Total:	133,964			818,003	27,072	1,232,047[3]
Stuart Taylor	12,794	45.66	Nov 13, 2024	-	4,362 RSUs	198,515 RSUs	-
	12,795	41.59	August 13, 2024	50,156	268 RSU dividends	12,197 RSU dividends
	25,590	42.97	March 6, 2024	64,999	Total RSUs: 4,630[1]	Total RSUs: 210,712
	20,480	38.76	Nov 14, 2023	138,240
	20,480	39.63	August 15, 2023	120,422	22,839 PSUs	1,039,403 PSUs
	40,960	33.80	March 7, 2023	479,642	1,565 PSU dividends	71,223 PSU dividends
	50,920	41.25	March 8, 2022	216,919	Total PSUs: 24,404[2]	Total PSUs: 1,110,626
	32,330	39.53	March 11, 2021	193,333
Total:	216,349			1,263,711	29,034	1,321,338[3]

Pembina Pipeline Corporation • Management information circular	77

	Option-based awards				Share-based awards
	Number of shares underlying unexercised options	Option exercise price ($)[3]	Option expiration date	Value of unexercised in-the- money options ($)[4]	Number of shares or units of shares that have not vested	Market or payout value of share-based awards that have not vested ($)	Market or payout value of vested share-based awards not paid out or distributed ($)
Paul Murphy	12,794	45.66	Nov 13, 2024	-	4,362 RSUs	198,515 RSUs	-
	12,795	41.59	August 13, 2024	50,156	268 RSU dividends	12,197 RSU dividends
	25,590	42.97	March 6, 2024	64,999	Total RSUs: 4,630[1]	Total RSUs: 210,712
	20,480	38.76	Nov 14, 2023	138,240
	20,480	39.63	August 15, 2023	120,422	22,839 PSUs	1,039,403 PSUs
	31,960	33.80	March 7, 2023	374,252	1,565 PSU dividends	71,223 PSU dividends
	50,920	41.25	March 8, 2022	216,919	Total PSUs: 24,404[2]	Total PSUs: 1,110,626
	32,330	39.53	March 11, 2021	193,333
Total:	207,349			1,158,321	29,034	1,321,338[3]
Harold Andersen	5,346	45.66	Nov 13, 2024	-	3,985 RSUs	181,357 RSUs	-
	13,468	41.59	August 13, 2024	52,795	242 RSU dividends	11,013 RSU dividends
	10,692	42.97	March 6, 2024	27,158	Total RSUs: 4,227[1]	Total RSUs: 192,370
	7,943	38.76	Nov 14, 2023	53,615
	7,943	39.63	August 15, 2023	46,705	14,673 PSUs	667,768 PSUs
	15,885	33.80	March 7, 2023	186,013	973 PSU dividends	44,281 PSU dividends
	16,630	41.25	March 8, 2022	70,844	Total PSUs: 15,646[2]	Total PSUs: 712,049
	15,800	39.53	March 11, 2021	94,484
Total:	93,707			531,614	19,873	904,419[3]

[1]	Includes:
•	1/3 of the RSUs granted for 2016 that vest and pay out on December 31, 2018, and
•	2/3 of the RSUs granted for 2017 that vest and pay out: 1/3 on December 31, 2018 and 1/3 on December 31, 2019. Dividend units accrued at $1.90 for 2016 and $2.04 for 2017.
[2]	Includes:
•	PSUs granted for 2016 that vest on December 31, 2018 (if performance vesting criteria have been met); and
•	PSUs granted for 2017 that vest on December 31, 2019 (if performance vesting criteria have been met).
Estimated at $45.51 per share (the closing price of our common shares on the TSX on December 29, 2017). Assumes that 100% of the PSUs are paid out at a performance multiplier of 1.0. See page 65 for information about the performance multiplier.
Dividend units accrued at $1.90 for 2016 and $2.04 for 2017.
[3]	Estimated at $45.51 per share (the closing price of our common shares on the TSX on December 29, 2017).
[4]	The value of an option is estimated at $45.51 per share (the closing price of our common shares on the TSX on December 29, 2017) less the exercise price of the option.

Pembina Pipeline Corporation • Management information circular	78

Value vested or earned during the year on short, medium and long-term incentives

The table below shows the value of options, RSUs and PSUs that vested in 2017, as well as the cash bonuses (non-equity incentive) earned for 2017.

	Option-based awards – value vested during the year[1] ($)	Share-based awards — value vested during the year[2] ($)	Non-equity incentive plan compensation — value earned during the year[3] ($)
Michael Dilger	1,467,923	2,140,882	1,650,200
Scott Burrows	265,872	629,571	504,913
Stuart Taylor	382,853	868,728	522,288
Paul Murphy	382,853	868,728	451,143
Harold Andersen	150,558	500,929	353,374

[1]	Value that would have been realized if options had been exercised on the vesting date, calculated as the difference between the market price of the common shares on the vesting date and the exercise price of the options, multiplied by the number of options.

[2]	Share-based awards include payouts of RSUs and PSUs that vested on December 31, 2017, along with the dividend units they earned to December 31, 2017:
•	the final 1/3 of the RSUs granted for 2015;
•	the second 1/3 of the RSUs granted for 2016;
•	the first 1/3 of the RSUs granted for 2017; and
•	all of the PSUs granted for 2015, calculated using a performance multiplier of 1.4 (see page 68).

Dividends were paid each year as follows: 2015: $1.80; 2016: $1.90; 2017: $2.04

[3]	Cash bonuses for 2017, which were paid in 2018.

Stock options exercised in 2017

The table below shows the stock options exercised by the named executives in 2017. The gain is the difference between the exercise price of the option and the share price at the time of exercise multiplied by the number of options exercised.

	Grant year	Number of options exercised	Gain on the options exercised ($)
Michael Dilger	N/A	-	0
Scott Burrows	2016	5,480	56,389
Stuart Taylor	N/A	-	0
Paul Murphy	2016	9,000	101,430
Harold Andersen	N/A	-	0

Pension plan benefits

All full time employees are enrolled in the Pembina Pension Plan (the pension plan), which is registered under the Income Tax Act (Canada) and the Employment Pension Plans Act (Alberta). The Income Tax Act (Canada) limits the amounts that can be contributed and paid out under the plan. We also offer a supplementary retirement plan. You can find more information about these plans in Note 22 to our 2017 audited consolidated financial statements on our website (www.pembina.com).

Pension plan

The pension plan includes a defined contribution plan and a defined benefit plan. Eligibility and contribution levels are based on a point system calculated by adding the participant’s age and the number of years of service with Pembina on January 1 of the calendar year:

•	under 50 points – employees are enrolled in the defined contribution plan;
•	50 points or more – employees are enrolled in the defined benefit plan; and
•	all executives are enrolled in the defined benefit plan.

Pembina Pipeline Corporation • Management information circular	79

Early retirement starts at age 55 and normal retirement is the first day of the month on or after the employee turns 65.

Defined contribution plan

This plan is designed to satisfy retirement planning objectives of early and mid-career employees. Employees are not allowed to contribute to the defined contribution plan, and employees choose how they want to invest the money.

We contribute to the defined contribution plan as follows:

•	5 percent of the employee’s base earnings semi-monthly for employees with less than 40 points; and
•	10 percent of the employee’s base earnings semi-monthly for employees with between 40 and 50 points.

Defined benefit plan

Employees are not allowed to contribute to the defined benefit plan. The basic benefit is 1.4 percent of the employee’s highest three-year average base salary in the final 120 months of employment multiplied by the employee’s defined benefit pensionable service. If the employee retires early, the pension benefit is reduced by 0.25 percent for each month before the employee turns 62.

Liabilities under the defined benefit plan are secured by assets that are segregated from our general assets and held in trust.

Supplementary retirement plan

Employees can also earn supplementary benefits under our supplementary retirement plan. This plan is designed to provide benefits to employees beyond the limitations imposed by the Income Tax Act (Canada). The supplementary plan pays benefits for 120 months.

The total benefit under both the defined benefit and supplementary retirement plans cannot be more than 1.4 percent of the employee’s highest three-year average base salary in the final 120 months of employment, multiplied by his or her defined benefit pensionable service.

Liabilities under the supplementary plan are unsecured.

Annual pension benefits payable

The table below shows the total estimated annual benefits payable to each named executive under the defined benefit and supplementary retirement plans, and the present value of our accrued obligation.

	Years of	Annual benefits payable ($)		Present value of defined benefit obligation at	Compensatory	Non- compensatory	Defined benefit obligation at
	credited service	At year end	At age 65	start of 2017 ($)	change ($)	change[2] ($)	end of 2017 ($)
Michael Dilger	12.8333	140,190	292,196	2,077,330	411,188	157,157	2,645,675
Scott Burrows[1]	3.0000	16,069	183,050	143,423	103,044	34,107	280,574
Stuart Taylor	8.5000	53,103	107,528	752,564	110,571	51,229	914,364
Paul Murphy	6.8333	41,774	90,323	585,311	108,593	41,550	735,454
Harold Andersen[1]	3.0000	13,568	121,921	137,208	85,187	24,113	246,508

[1]	Mr. Burrows and Mr. Andersen became eligible for the defined benefit pension plan on January 1, 2015. They are also entitled to benefits under the defined contribution plan in the amounts of $68,428 for Mr. Burrows and $68,215 for Mr. Andersen.
[2]	The non-compensatory change is the increase or decrease in our accrued obligation for reasons not related to the compensatory change. It includes interest on accrued obligations at December 31, 2017 and changes to mortality rate tables and discount rates.

Pembina Pipeline Corporation • Management information circular	80

Termination and change of control

The table below shows the payments we will make to the named executives when employment is terminated for any reason or there is a change of control of Pembina, as specified in their employment agreements, plan text and grant certificates.

	Cash payment	Share unit plan	Stock option plan
Retirement	• none	• grants made during the retirement year are prorated to the retirement date • unvested RSUs and PSUs vest as though the executive is still employed with the company

•  options are pro-rated to the last day of active employment

•  unvested options continue to vest and vested options can be exercised within three years from the last day of active employment or until the option expires (whichever is earlier)

Disability	• none	• unvested RSUs and PSUs vest as though the executive is still employed with the company	• same as retirement
Resignation	• none	• unvested RSUs and PSUs are forfeited and cancelled	• unvested options expire immediately • vested options can be exercised within 90 days of notice of termination or last day of active employment (whichever is later)
Death	• none	• all unvested RSUs and PSUs vest as of the last day of work and the board determines the performance multiplier for PSUs	• same as retirement
Constructive dismissal	• retiring allowance (see below)	• same as retirement	• same as retirement
Termination without cause	• retiring allowance (see below)	• same as retirement	• same as retirement
Termination with cause	• none	• same as resignation	• options expire immediately
Change of control [1]	• none

•  unvested RSUs and PSUs become fully vested and are paid out on the effective date of the change of control (or as soon as possible after), including all dividend units

•  the board determines the performance multiplier for the PSUs before the effective date of the change of control, or the performance multiplier will be at target level

• option holders are granted the number of securities of the successor issuer they would have received if their options to buy shares had been exercised immediately before the transaction, except in certain circumstances[2]

[1]	If the CEO, CFO and other senior vice presidents acting in the capacity of chief operating officer are offered continued employment on comparable terms, RSUs and PSUs granted will not vest or be paid out and will continue to vest according to their terms, in respect of the successor issuer.
[2]	The exceptions are: (a) the transaction does not provide for substitution or replacement of Pembina’s common shares; (b) the board (acting reasonably) determines that substituting or replacing Pembina’s shares is not practical to implement or would result in adverse tax consequences for option holders; and (c) the replacement securities are not (or will not be) listed and posted on a recognized stock exchange. In these cases, outstanding options will fully vest and can be exercised at any time before the transaction is completed but, unless the board determines otherwise, conditionally upon consummation of the transaction. Unexercised options will be forfeited and cancelled without compensation subject to the board’s discretion.

Pembina Pipeline Corporation • Management information circular	81

Retiring allowances

We grant cash payments called retiring allowances for:

•	termination without cause;
•	constructive dismissal (within 180 days of a fundamental change in employment); and
•	failure to provide a comparable position and duties and same or comparable compensation and benefits after a change of control (within 180 days of the effective date of the transaction).

These are defined in the employment agreements. Under these circumstances, executives are entitled to receive a cash payment equal to:

•	the notice period specified in the executive’s contract (two years for all named executives)

multiplied by

•	the sum of the executive’s:
•	salary for the current year;
•	another 20 percent of current salary (in lieu of employment benefits and certain other payments); and
•	the simple average of annual short-term incentive award for the past three years.

The named executives can choose to receive the full amount in a lump sum within 30 days of their termination date, or in two equal payments over two years. Payments will not be reduced by any amounts the executive earns after leaving.

Our retiring allowances include standard confidentiality provisions, effective for two years, and non-competition provisions for varying time periods. As a condition of payment, the executive releases us from any further obligation or liability and also agrees to maintain their share ownership requirements for one year.

How we define change of control

The definition of change of control is different for the executive employment agreements, the share unit plan and the stock option plan.

Executive employment agreements

One of the following:

•   acquisition of 50% or more of our issued and outstanding voting securities;

•   sale of more than 50% of our net assets;

•   an acquisition requiring shareholder approval;

•   dissolution, liquidation or winding-up of the company;

•   change in the composition of our board following a contested election of directors or a meeting of our shareholders with an item of business related to director election or another transaction, when the directors before the event no longer constitute a majority of directors after the event; and

•   another comparable event, as determined by the board.

Share unit plan

One of the following:

•   acquisition of 50% or more of our issued and outstanding voting securities;

•   sale of more than 50% of our net assets;

•   dissolution, liquidation or winding-up of the company;

•   an acquisition requiring shareholder approval;

•   the majority of directors step down from the board; and

•   another comparable event, as determined by the board.

Note that change of control payments under the share unit plan are subject to a “double trigger”, which means it only applies if the CEO, CFO and other senior vice presidents acting in the capacity of chief operating officers are not offered continued employment on comparable terms.

Stock option plan

One of the following:

•   completion of a merger, amalgamation or an arrangement;

•   sale of all or substantially all of our assets and undertakings; and

•   the company becoming subject to a takeover bid or another comparable transaction.

Pembina Pipeline Corporation • Management information circular	82

Estimated payments

The following table shows the estimated incremental payments that would have been paid to each of the named executives if they had been terminated on December 31, 2017 (with and without a change of control):

				Share unit plan payments[5]		Option plan payments[6]		Totals
				($)		($)		($)
Name	Salary[1] ($)	Annual incentive bonus[2] ($)	Benefits and perquisites ($)	Termination without cause/ constructive dismissal[3]	Change of control and termination[4,5]	Termination without cause/ constructive dismissal[6]	Change of control and termination[6]	Termination without cause / constructive dismissal	Change of control and termination
Michael Dilger	1,850,000	2,507,327	370,000	3,946,172	3,946,172	4,927,372	4,927,372	13,600,871	13,600,871
Scott Burrows	930,000	780,090	186,000	1,232,047	1,232,047	818,003	818,003	3,946,140	3,946,140
Stuart Taylor	930,000	856,481	186,000	1,321,338	1,321,338	1,263,711	1,263,711	4,557,530	4,557,530
Paul Murphy	930,000	799,849	186,000	1,321,338	1,321,338	1,158,321	1,158,321	4,395,508	4,395,508
Harold Andersen	760,000	522,370	152,000	904,419	904,419	531,614	531,614	2,870,393	2,870,393

[1]	2017 base salary multiplied by the notice period (see page 82).
[2]	Notice period multiplied by the average of the annual incentive bonuses earned for 2015, 2016 and 2017.
[3]	On a termination without cause, or constructive dismissal, RSUs and PSUs continue to vest as though the individual were still employed with Pembina, so these amounts are not immediately payable.
[4]	Estimated at $45.51 per share (the closing price of our common shares on the TSX on December 29, 2017). Includes RSUs and PSUs accrued as dividend equivalents.
[5]	Amounts under the share unit plan are payable following a change of control only if the CEO, CFO and senior vice presidents acting in the capacity of chief operating officer are not offered continued employment on comparable terms. See page 81 for more information.
[6]	Option value is estimated at $45.51 per share (the closing price of our common shares on the TSX on December 29, 2017) less the applicable stock option grant price of $39.53 for the 2014 grant, $41.25 for the 2015 grant, $33.80 for Tranche 1 of the 2016 grant, $39.63 for Tranche 2 of the 2016 grant, $38.76 for Tranche 3 of the 2016 grant, $42.97 for Tranche 1 of the 2017 grant, $41.59 for Tranche 2 of the 2017 grant and $45.66 for Tranche 3 of the 2017 grant, per share multiplied by the number of outstanding options.

Pembina Pipeline Corporation • Management information circular	83

Information about the long-term incentive plans

Securities authorized for issuance under equity compensation plans

Authorized for issue from treasury under our long-term incentive plans at the end of 2017

•	Dilution of outstanding options as a percentage of common shares outstanding as at December 31, 2017: 3.1%
•	2017 grants as a percentage of common shares outstanding (burn rate): 0.7% (2016: 1.3%; 2015: 0.3%)

	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by securityholders	15,676,774	$40.94	19,428,474
Total	15,676,774	$40.94	19,428,474

Stock option plan

Introduced in 2011 and amended in 2017

Plan administration	The stock option plan is administered by our board. Pembina grants awards based on rules and decisions made by the board, including when options are granted, when they vest and when they expire.
Eligibility	All employees
Award	Options to buy common shares Options cannot be assigned or transferred
Shares reserved and available

38,000,000 common shares have been reserved for issue under the plan (7.6% of issued and outstanding common shares as at December 31, 2017). We have issued 2,894,752 common shares for option exercises under the plan since its inception in 2011 (0.6% of issued and outstanding common shares as at December 31, 2017), and therefore there are 35,105,248 common shares remaining for future issuance (7.0% of issued and outstanding common shares as at December 31, 2017).

Shares reserved for options that are cancelled or expire are immediately re-reserved for the plan and available to issue in the future.

Shares issuable and outstanding Also see Note 16 to our audited consolidated financial statements for the year ended December 31, 2017

As at December 31, 2017 there were 15,676,774 common shares issuable on the exercise of outstanding options granted under the stock option plan:

•   exercise prices: from $25.28 to $52.01

•   average weighted exercise price: $40.94

•   expiration dates: from August 2018 to December 2024

•   0.7 percent of issued and outstanding shares

Granting and issuing stock options	The board grants options once a year, to be issued on one or more days during the year as specified at the time of the grant. The exercise price will be the volume-weighted average trading price of our common shares on the TSX in the five business days immediately before the issue date.
Vesting, expiry and payout

Vesting and expiry are determined by the board, but the expiry date cannot be more than seven years after the date the options were granted.

Historically, the board has granted options with a seven-year term that vest over three years, beginning one year after the grant date.

Expiry can be extended by 10 business days if the options expire on or within 10 days of a trading blackout.

Each option that vests can be used to buy one Pembina common share. The price will be at least the volume-weighted average trading price of our common shares on the TSX in the five days immediately before the options are issued.

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Financial assistance	The plan does not provide financial assistance to help participants exercise their options.
Cashless exercise

If the board approves, a participant may receive common shares with a market value equal to the in-the-money value of an option at the time it is exercised. In that case, the number of common shares issued to the participant, and not the number of underlying common shares reserved for issue under the option, will be deducted from the plan.

Termination and change of control

For all termination except termination for cause (subject to the terms of the option grant, the certificate evidencing the options, or an employment agreement):

•  unvested options expire immediately; and

•  vested options can be exercised within 90 days of notice of termination or last day of active employment (whichever is later).

For termination for cause:

•  unvested options expire immediately; and

•  vested options are forfeited.

On change of control:

•  option holders are granted the number of securities of the new issuer they would have received if their options to buy shares had been exercised immediately before the transaction, except when:

•  the transaction does not provide for substitution or replacement of Pembina’s common shares;

•  the board (acting reasonably) determines that a substitution or replacement of Pembina’s shares is not practicable or that it would result in adverse tax consequences for option holders; or

•  the replacement securities are not (or won’t be) listed and posted on a recognized stock exchange.

   In these cases, outstanding options will fully vest and can be exercised at any time before the transaction is completed but, unless the board determines otherwise, conditional upon consummation of the transaction. Unexercised options will be forfeited and cancelled without compensation subject to the board’s discretion.

A change of control is defined as one of the following:

•  completion of a merger, amalgamation or an arrangement; or

•  sale of all or substantially all of our assets and undertakings, the company becoming subject to a takeover bid, or another comparable transaction

Limits

Any one individual: 5% of the (non-diluted) issued and outstanding common shares (or 25,157,531 common shares as at December 31, 2017) at the grant date, less the aggregate number of common shares reserved for that individual under any other equity-based compensation arrangement.

All insiders (as a group): 10% of the (non-diluted) issued and outstanding common shares at the grant date, less the total number of common shares reserved for insiders under any other equity-based compensation arrangement.

Single year limit:

Individual insiders: same as individual limit, but excluding shares issued to the insider under the stock option plan or any other equity-based compensation arrangement in the preceding one-year period.

All insiders (as a group): same as insider group limit, but excluding shares issued to insiders as a whole under the stock option plan or any other equity-based compensation arrangement in the preceding one-year period.

Note: Because insiders are currently expected to participate in our share unit plan and would not be eligible to participate in the stock option plan, we do not expect to issue options to insiders under this plan.

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Changing the plan

The board can make changes to the plan without shareholder approval, but option holders must consent to any changes that could affect them negatively.

The following changes require approval of a majority of shareholders:

•  increasing the number (or percentage) of shares that can be issued through the plan;

•  making a change that will reduce the exercise price of an outstanding option
(including by cancelling and reissuing the option);

•  extending the expiry date of an option (except to avoid a trading blackout period);

•  adding new types of eligible participants;

•  changing the plan to let participants transfer or assign options (other than to a family member, an entity controlled by the participant or their family member, a charity or for estate planning and settlement purposes), unless the changes are due to a change of control or to prevent dilution; and

•  making changes to types of changes that can be made to the plan.

Plan changes may also need to be approved by applicable stock exchanges.

Anti-dilution provisions	The plan includes standard provisions to prevent dilution if there is a change in our capital structure.
Closing the plan	The board can suspend or terminate the plan at any time.

Share unit plan

Introduced in 2010

Plan administration

The share unit plan is administered by our board.

Pembina grants awards based on rules and decisions made by the board, including:

•   whether awards should be granted;

•   when awards will be granted;

•   who will receive awards;

•   grant dates, performance and vesting periods;

•   the fair market value of common shares;

•   how the number of RSUs and PSUs granted will be determined;

•   time, performance and other vesting conditions (including multipliers);

•   setting, changing and rescinding plan and grant agreements, regulations and terms;

•   interpreting the plan and any related grant agreements; and

•   all other decisions needed to administer the plan.

The board can delegate its administrative duties to a committee, its members or our executive, or to agents or third-party administrators, if allowed by law and the board’s charter and subject to the plan’s rules and other restrictions.

Changing the plan

The board can make changes to the plan without shareholder approval, but grant holders must consent to any changes that could affect them negatively.

At any time, the board may decide to:

•  accelerate vesting related to all or a percentage of the RSUs or PSUs attached to an award;

•  waive any term or condition attached to an award; and

•  decide that a term or condition attached to an award has been satisfied before a change of control event occurred.

It may also decide that payment and settlement will happen immediately, or be effective immediately before (and conditional upon) the effective date of a change of control.

The board can also make changes to prevent dilution or enlargement of rights granted under the share unit plan as the result of a change of control event that affects our common shares.

Plan changes may also need to be approved by applicable regulators.

Closing the plan	The board can suspend or terminate the plan at any time.
Change of control	See Termination and change of control on page 81.

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6. Other information

Interest in the business of the meeting, material transactions and indebtedness

To the best of our knowledge, no person who has been a director or executive of Pembina at any time since January 1, 2017, none of the nominated directors, and none of their respective associates or affiliates:

•	has a material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted on at the meeting (other than the election of directors or the appointment of auditors);
•	had or has a material interest, direct or indirect, in any transaction since January 1, 2017 or in any proposed transaction that has materially affected or will materially affect the company or any of our subsidiaries, or
•	is currently indebted to Pembina or any of our subsidiaries, or has been at any time since January 1, 2017.

About non-GAAP measures

We use several supplementary measures to evaluate the performance of our company and our business because we believe they provide additional useful information about our operational and financial performance to investors and analysts.

These are considered supplementary because they are not defined by Generally Accepted Accounting Principles (GAAP) and do not have a standardized meaning, so they may not be comparable to similar measures presented by other issuers. Readers should not use them as an alternative to GAAP measures when assessing our performance. For more information about financial measures that are not defined by GAAP, including reconciliations to the closest comparable GAAP measure, see Non-GAAP Measures in our MD&A for the year ended December 31, 2017. You can find our MD&A on our website (www.pembina.com), on SEDAR (www.sedar.com) and on EDGAR (www.sec.gov).

Adjusted EBITDA

Adjusted EBITDA is a non-GAAP measure and is calculated as earnings for the year before net finance costs, income taxes, depreciation and amortization (included in operations and general and administrative expense) and unrealized gains or losses on commodity-related derivative financial instruments. The exclusion of unrealized gains or losses on commodity-related derivative financial instruments eliminates the non-cash impact of such gains or losses.

Adjusted EBITDA also includes adjustments to earnings for loss (gain) on disposal of assets, transaction costs incurred in respect of acquisitions, impairment charges or reversals and write-downs in respect of goodwill, intangible assets and property plant and equipment, and certain non-cash provisions. The adjustments made to earnings are also made to share of profit from investments in equity accounted investees. Pembina’s proportionate share of results from investments in equity accounted investees with a preferred interest is presented in Adjusted EBITDA as a 50 percent common interest. These additional adjustments are made to exclude various non-cash and other items that are not reflective of ongoing operations. Management believes that Adjusted EBITDA provides useful information to investors as it is an important indicator of an issuer’s ability to generate liquidity through cash flow from operating activities. Adjusted EBITDA is also used by investors and analysts for assessing financial performance and for the purpose of valuing an issuer, including calculating financial and leverage ratios. Management utilizes Adjusted EBITDA to set objectives and as a key performance indicator of the Company’s success. Pembina presents Adjusted EBITDA as management believes it is a measure frequently used by analysts, investors and other stakeholders in evaluating the Company’s financial performance.

Adjusted cash flow from operating activities

Adjusted cash flow from operating activities is a non-GAAP measure which is defined as cash flow from operating activities plus the change in non-cash operating working capital, adjusting for current tax and share-based payment expenses, and deducting preferred share dividends declared. Adjusted cash flow from operating activities excludes preferred share dividends because they are not attributable to common shareholders. The calculation has been modified to include current tax and share-based payment expense as it allows management to better assess the obligations discussed below. Management believes that adjusted cash flow from operating activities provides comparable information to investors for assessing financial performance during each reporting period. Management utilizes adjusted cash flow from operating activities to set objectives and as a key performance indicator of the Company’s ability to meet interest obligations, dividend payments and other commitments. Per common share amounts are calculated by dividing cash flow from operating activities, or adjusted cash flow from operating activities, as applicable, by the weighted average number of common shares outstanding.

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